Form 20-F
period 2002-12-31
ITSA LTD
filed 2003-07-02
CIK 1120796

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
               THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from           to

                         Commission File Number: 0-31247

                                    ITSA LTD.
             (Exact Name of Registrant as Specified in Its Charter)

                                 CAYMAN ISLANDS
                 (Jurisdiction of Incorporation or Organization)

               C/O ITSA - INTERCONTINENTAL TELECOMUNICACOES LTDA.
                               SCS, QUADRA 07-BL.A
                        ED. TORRE PATIO BRASIL, SALA 601
                            70.307-901 BRASILIA - DF
                                     BRAZIL
                    (Address of Principal Executive Offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

     Securities registered or to be registered pursuant to Section 12(g) of the Act: ORDINARY SHARES, PAR VALUE $0.01 PER SHARE

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     As of December 31, 2002, 10,000,000 shares of the registrant's Ordinary Shares, $0.01 par value, were outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [ X ]

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a
plan confirmed by a court.   [X] Yes  [     ] No

================================================================================

                                              TABLE OF CONTENTS


PRESENTATION OF CERTAIN INFORMATION........................................... 1
FORWARD-LOOKING STATEMENTS.................................................... 1
          PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................. 2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE............................... 2
ITEM 3. KEY INFORMATION....................................................... 2
         Selected Financial Data.............................................. 2
         Capitalization and Indebtedness...................................... 5
         Reasons for the Offer and Use of Proceeds............................ 5
         Risk Factors......................................................... 6
ITEM 4. INFORMATION ON THE COMPANY............................................ 8
         History and Development of the Company............................... 8
         Business Overview.................................................... 9
         Organizational Structure.............................................17
         Property, Plants and Equipment.......................................17
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................18
          Operating Results...................................................18
          Liquidity and Capital Resources.....................................31
          Research and Development, Patents and Licenses......................32
          Trend Information...................................................33
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................33
          Directors and Senior Management.....................................33
          Compensation........................................................34
          Board Practices.....................................................35
          Employees...........................................................35
          Share Ownership.....................................................35
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................36
          Major Shareholders..................................................36
          Related Party Transactions..........................................37
          Interests of Experts and Counsel....................................37
ITEM 8. FINANCIAL INFORMATION.................................................37
          Consolidated Statements and Other Financial Information.............37
          Significant Changes.................................................38
ITEM 9. THE OFFER AND LISTING.................................................39
          Offer and Listing Details...........................................39
          Plan of Distribution................................................39
          Markets.............................................................39
          Selling Shareholders................................................39
          Dilution............................................................40
          Expenses of the Issue...............................................40
ITEM 10. ADDITIONAL INFORMATION...............................................40
          Share Capital.......................................................40
          Memorandum and Articles of Association..............................40
          Material Contracts..................................................44
          Exchange Controls...................................................44
          Taxation............................................................45
          Dividends and Paying Agents.........................................48
          Statement by Experts................................................48
          Documents on Display................................................49
          Subsidiary Information..............................................49

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........49
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............49
          PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................50
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
         USE OF PROCEEDS......................................................50
ITEM 15. CONTROLS AND PROCEDURES..............................................50
ITEM 16. [RESERVED]...........................................................50
          PART III
ITEM 17. FINANCIAL STATEMENTS.................................................51
ITEM 18. FINANCIAL STATEMENTS.................................................51
ITEM 19. EXHIBITS.............................................................51

PRESENTATION OF CERTAIN INFORMATION

         ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, Inc., a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme, Inc. under Chapter 11 of the United States Bankruptcy Code. Unless otherwise indicated, ITSA Ltd., the successor company to TV Filme, Inc., along with its subsidiaries, will hereinafter be referred to as "ITSA" or the "Company," and TV Filme, Inc., the predecessor company to ITSA Ltd., will hereinafter be referred to as "TV Filme."

         Unless otherwise specified, data regarding population or homes in a licensed area are estimates based on 1996 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1996 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 2002. Data concerning total Multichannel Multipoint Distribution Systems ("MMDS") and cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura ("ABTA"), IBGE data, the Company's knowledge of its pay television systems and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy.

FORWARD-LOOKING STATEMENTS

         Statements in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. Forward-looking statements include statements regarding the Company's plans, the impact of competition and trends affecting the Company's financial condition and results of operations, including the Company's ability to meet future cash ad debt service requirements. All forward-looking statements in this Annual Report are based on information available to the Company as of the date of this Annual Report, and the Company assumes no obligation to update any such forward-looking statements, except as required by law. All forward-looking statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of certain factors, including, but not limited to, the factors set forth in "Item 3. Key Information
- D. Risk Factors."

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         A.   SELECTED FINANCIAL DATA.

         The selected consolidated balance sheet data as of December 31, 2002 and the selected consolidated statement of operations data for the year ended December 31, 2002 were derived from, and are qualified by reference to, the Consolidated Financial Statements, which have been audited by Deloitte Touche Tohmatsu, independent auditors. The selected consolidated balance sheet data as of December 31, 2001, 2000, 1999 and 1998 and the selected consolidated statement of operations data for the year ended December 31, 2001, the five months and eleven days ended December 31, 2000, the six months and twenty days ended July 20, 2000 and the years ended December 31, 1999 and 1998 were derived from, and are qualified by reference to, the Consolidated Financial Statements, which have been audited by other independent auditors. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP in U.S. dollars. Effective January 1, 1998, the Company determined that Brazil ceased to be a highly inflationary economy under Statement of Financial Accounting Standards No. 52 ("SFAS 52"). Accordingly, as of January 1, 1998, the Company began using the real as the functional currency of its Brazilian subsidiaries. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. In addition, in January 1998, the Company recorded a loss associated with holding a net foreign currency monetary liability position. Effective July 21, 2000, the Company emerged from Chapter 11 bankruptcy proceedings and implemented "fresh-start accounting." Accordingly, all assets and liabilities were restated to reflect their respective fair values. The Consolidated Financial Statements after that date are those of a new reporting entity and are not comparable to the pre-confirmation periods. The data presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Item 5. Operating and Financial Review and Prospects - A. Operating Results" and other information included elsewhere in this Annual Report.

         Set forth below is selected financial data for the years ended December 31, 2002 and 2001, the five months and eleven days ended December 31, 2000, the six months and twenty days ended July 20, 2000 and the years ended December 31, 1999 and 1998.



                                                  SUCCESSOR COMPANY (1)               PREDECESSOR COMPANY (1)
                                         ------------------------------------- ---------------------------------
                                                                FIVE MONTHS    SIX MONTHS
                                                                 AND ELEVEN,   AND TWENTY
                                         YEAR ENDED DECEMBER     DAYS ENDED    DAYS ENDED   YEAR ENDED DECEMBER
                                                 31,            DECEMBER 31     JULY 20,            31,
                                         ---------------------                              --------------------
                                            2002        2001        2000          2000         1999       1998
                                         ----------  ---------  ------------   -----------  ---------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT REVENUE PER SUBSCRIBER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................    $  15,692   $ 21,697     $ 11,964      $ 13,044    $  26,177   $ 45,408
Operating costs and expenses:
   System operating (exclusive of
      depreciation and amortization
      and stock compensation expense
      shown below)...................        8,758     11,800        4,845         6,534       12,040     19,617
   Selling, general and
      administrative (exclusive of
      depreciation and amortization
      and stock compensation expense
      shown below)...................        7,415     11,555        6,904         9,223       15,705     31,637
   Depreciation and amortization.....        3,028      8,020        5,257         6,442       14,205     21,651
   Stock compensation................           --         --        3,270            --           --         --
                                             -----     ------       ------        ------       ------     ------
      Total operating costs and
      expenses.......................       19,201     31,375       20,276        22,199       41,950     72,905
                                            ------     ------       ------        ------       ------     ------
Operating loss.......................       (3,509)    (9,678)      (8,312)       (9,155)     (15,773)   (27,497)
Other expense (2)....................      (31,705)   (10,681)      (3,819)      (10,776)     (46,073)   (12,723)
Loss before reorganization items,
   extraordinary item and
   cumulative  effect of change in
   acounting principle...............      (35,214)   (20,359)     (12,131)      (19,931)     (61,846)   (40,220)
Reorganization items:
   Reorganization costs..............           --         --           --        (2,709)      (4,724)        --
   Adjustment of accounts to fair
     value...........................           --         --           --        (3,221)          --         --
                                            ------     ------       ------        ------       ------     ------
       Total reorganization items....           --         --           --        (5,930)     (4,724)         --
                                            ------     ------       ------        ------       ------     ------
Loss before extraordinary item and
  cumulative effect of change in
   accounting principle.............      (35,214)   (20,359)     (12,131)      (25,861)     (66,570)   (40,220)
Extraordinary item:
   Gain on extinguishment of debt....           --         --           --        88,781           --         --
                                            ------     ------       ------        ------       ------     ------
Income (loss) before cumulative
 effect of change in acounting
 principle...........................      (35,214)   (20,359)     (12,131)       62,920       66,570)   (40,220)
Cumulative effect of change in
   acounting principle...............      (20,161)        --           --            --           --         --
                                            ------     ------       ------        ------       ------     ------

Net income (loss)....................    $ (55,375)  $(20,359)    $(12,131)     $ 62,920    $ (66,570)  $(40,220)
Basic and diluted earnings (loss)
per share:
   Before reorganization items,
   extraordinary item and cumulative
   effect of change in acounting
   principle.........................    $   (3.52)  $  (2.04)    $  (1.21)     $  (2.39)   $   (6.15)  $  (3.72)
   Extraordinary item................           --         --           --          8.20           --         --
   Cumulative effect of change in
   accounting principle..............        (2.02)        --           --            --           --         --
   Net income (loss).................    $   (5.54)  $  (2.04)    $  (1.21)     $   5.81    $   (6.15)  $  (3.72)
Weighted average number of shares
   outstanding during the
   year/period.......................       10,000     10,000       10,000        10,825       10,825     10,825




                                                SUCCESSOR COMPANY (1)            PREDECESSOR COMPANY (1)
                                         -----------------------------------  -------------------------------
                                                                       AT DECEMBER 31,
                                         --------------------------------------------------------------------
                                             2002         2001          2000           1999         1998
                                         ------------  -----------  ----------     -----------  -------------
                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficiency) ........    $ (50,549)    $ (3,558)    $  1,884       $ (118,602)  $    58,227
Property, plant and equipment, net...        7,517       13,665       19,149           27,755        50,974
Total assets.........................       16,251       46,499       62,925           83,322       133,314
Total long-term debt.................           --       44,045       39,200               --       140,000
Stockholders' equity
   (deficiency) (3)..................      (42,855)     (10,045)      11,088          (91,642)      (21,767)


                                                  SUCCESSOR COMPANY (1)               PREDECESSOR COMPANY (1)
                                         ------------------------------------- ---------------------------------
                                                                FIVE MONTHS    SIX MONTHS
                                                                 AND ELEVEN,   AND TWENTY
                                         YEAR ENDED DECEMBER     DAYS ENDED    DAYS ENDED   YEAR ENDED DECEMBER
                                                 31,            DECEMBER 31     JULY 20,            31,
                                         ---------------------                              --------------------
                                            2002        2001        2000          2000         1999       1998
                                         ----------  ---------  ------------   -----------  ---------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT REVENUE PER SUBSCRIBER DATA)

OTHER FINANCIAL DATA:
Net cash provided by (used in)
operating activities.................    $   2,576   $    962     $ (1,715)     $(29,896)   $  (5,187)  $ (6,332)
Net cash used in investing activities.        (576)    (2,274)      (2,317)       (3,924)      (3,002)   (14,062)
Net cash used in financing activities.          --         --           --            --           --       (200)
Capital expenditures..................         576      2,274        2,317         3,924        3,002     14,062

OTHER OPERATING DATA:
Number of subscribers at end of
 period (4)..........................       58,633     69,355       80,609        74,814       72,240     77,069
Average monthly revenue per
 subscriber (5)......................    $   22.69   $  24.68     $  28.06      $  19.60    $   27.01   $  35.39


-----------

(1) The Selected Consolidated Financial Data includes (i) TV Filme Servicos on a historical basis through July 20, 2000 and (ii) ITSA and its subsidiaries from July 21, 2000, adjusted for the effects of the plan of reorganization of TV Filme completed on that date. See Note 1 to the Consolidated Financial Statements.

(2) Other expense is comprised primarily of foreign currency losses and interest expense.

(3) The Company has never paid cash dividends on its Ordinary Shares. See "Item 9. The Offer and Listing - A. Offer and Listing Details."

(4)      See "Item 4. Information on the Company."

(5) Average monthly revenue per subscriber is calculated by dividing subscription revenue for the month by the average number of subscribers for the month.

EXCHANGE RATES

         There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Market Rate is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. The Floating Market Rate is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of a 1993 economic stabilization plan known as the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the Real Plan, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

         Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar could fluctuate.

         On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

         On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to this resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market Rate and the Floating Market Rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank through its electronic systems. This registration allows the remittance of funds abroad through the Commercial Market.

         The information set forth below with respect to exchange rates is based on the official exchange rate of the Central Bank. These rates are used by the Company in preparation of the Consolidated Financial Statements included in this Form 20-F.



                                                                EXCHANGE RATES OF REAIS PER U.S. $1.00
                                               -------------------------------------------------------------------------
                                                   PERIOD END(1)       AVERAGE(2)          HIGHEST           LOWEST
                                               -------------------   -------------      ------------      -----------
   YEAR ENDED:

   December 31, 1998.......................          1.208700           1.162110          1.208700          1.116400
   December 31, 1999.......................          1.789000           1.816200          2.164700          1.207800
   December 31, 2000.......................          1.955400           1.834800          1.984700          1.723400
   December 31, 2001.......................          2.320400           2.340480          2.800700          1.935700
   December 31, 2002.......................          3.533300           2.927310          3.955200          2.270090

   MONTH ENDED:

   December 31, 2002.......................          3.533300           3.576400          3.798000          3.427800
   January 31, 2003........................          3.590800           3.438400          3.662300          3.275800
   February 28, 2003.......................          3.563200           3.525800          3.658000          3.493000
   March 31, 2003..........................          3.353100           3.446900          3.563700          3.353100
   April 30, 2003..........................          2.889800           3.118700          3.335900          2.889800
   May 31, 2003............................          2.965600           2.955700          3.027700          2.865300


    -----------------------
   (1) Source: Central Bank of Brazil.
   (2) Represents daily average exchange rate during the relevant period.

         B.   CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

         C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

         D.   RISK FACTORS.

         Set forth below is a description of factors that may affect the Company's business, results of operations, financial condition and share price from time to time.

FACTORS RELATING TO THE COMPANY

         AN EVENT OF DEFAULT UNDER THE COMPANY'S PRIMARY INDEBTEDNESS HAS OCCURRED AND IS CONTINUING. The Company is indebted to certain lenders in excess of $46.7 million, exclusive of interest, fees, charges and other amounts, under its secured notes in the aggregate principal amount of $35 million, due 2004, at an interest rate of 12% per annum (the "12% Senior Secured Notes"). Payment of the 12% Senior Secured Notes is guaranteed by certain subsidiaries of the Company and is secured by all of the assets of the Company. Due to financial constraints and limited capital resources, the Company failed to pay the interest due under the 12% Senior Secured Notes on December 20, 2002. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company's interest payment default continuing for a period of more than 30 days. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company's assets and the termination of the operations of the Company's business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the Notes due and payable in full and to demand the immediate payment of the Notes. However, the Company can give no assurance that the noteholders will not fully exercise their rights in the future. The Company does not anticipate that it will be able to pay either the interest or the principal due under the 12% Senior Secured Notes in the foreseeable future.

         THE REPORT OF THE COMPANY'S INDEPENDENT AUDITORS CONTAINS A QUALIFICATION RELATING TO THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. The report of the independent auditors on the Company's Consolidated Financial Statements for the year ended December 31, 2002 contains an explanatory paragraph stating that there is substantial doubt as to the Company's ability to continue as a going concern. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of such uncertainty. As set forth in the Consolidated Financial Statements, the Company has incurred recurring losses from operations and has not been able to generate sufficient cash flows from operations to pay accrued interest on its 12% Senior Secured Notes that was due in December 2002. As of December 31, 2002 and 2001, the Company had working capital deficiencies of $50,549,000 and $3,558,000, respectively. As a result of its inability to pay the accrued interest on the 12% Senior Secured Notes that was due in December 2002, the Company is in default. As a result of the default, $46,688,000 of the Company's total long-term debt has been classified as a current liability in the Company's Consolidated Balance Sheet at December 31, 2002.

         Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and to fund maturities of debt as they become due.

         These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's management is concentrating its efforts to address the Company's negative stockholders' equity and working capital deficiency. The Company has initiated short-term actions to reduce selling, general and administrative expenses. In the near term, the Company intends to restructure its organization and downsize its work force, to renegotiate its supply contracts and to create a Survey and Development Group to provide the Company with new services and products. However, the Company can give no assurance that it will be successful in achieving these objectives. The failure of the Company to obtain additional financing and to achieve the other objectives described above would have a material adverse effect on the Company's business, results of operations and financial condition, which may include the termination of the operations of the Company's business.

         THE COMPANY NEEDS ADDITIONAL CAPITAL TO SUPPORT OPERATIONS AND TO FUND DEBT MATURITIES. The Company's business requires substantial investment on a continuing basis to finance debt service obligations, capital expenditures and expenses related to system maintenance and development and net losses. As discussed above, the Company is currently dependent upon obtaining additional financing to provide funds to support its current operations and to fund current maturities of debt. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and the Company can give no assurance that existing securityholders will provide any portion of the Company's financing requirements. Furthermore, the indenture related to the 12% Senior Secured Notes restricts the amount of additional indebtedness that the Company may incur. Consequently, the Company can give no assurance that it will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet the Company's current and future financing needs. Failure to obtain any required additional financing would have a material adverse effect on the Company's business, results of operations and financial condition, which may include the termination of operations of the Company's business.

         THE COMPANY'S SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT ITS ABILITY TO RUN ITS BUSINESS. The Company has a significant amount of indebtedness. This substantial indebtedness could have important consequences. For example, it could:

         o limit the Company's ability to obtain additional financing in the future to refinance existing indebtedness and for working capital, capital expenditures, acquisitions and general corporate purposes or other purposes;

         o require the Company to dedicate a substantial portion of its cash flow from operations and cash and/or marketable securities on hand to the payment of principal and interest on the Company's indebtedness, thereby reducing funds available for market expansion and additional market development;

         o hinder the Company's ability to adjust rapidly to changing market conditions; and

         o make the Company more vulnerable to economic downturns, limiting its ability to withstand competitive pressures and reduce the Company's flexibility in responding to changing business and economic conditions.

         THE COMPANY IS IN A COMPETITIVE BUSINESS. The Company faces potential competition from hardwire cable operators, direct broadcast satellite systems ("DBS"), local off-air VHF/UHF channels, telecommunications operators, home videocassette recorders and out-of-home theaters. Currently, there are three DBS providers in Brazil and the private telephone companies have started offering high-speed Internet access services, using DSL technologies, in some markets. Legislative, regulatory and technological developments may result in additional and significant competition. Many of the Company's actual and potential competitors have greater financial, marketing and other resources than does the Company.

         THE COMPANY'S BUSINESS COULD SUFFER FROM CHANGES IN GOVERNMENT REGULATION. Changes in the regulation of the Company's business activities, including decisions by regulators affecting the Company's operations, could have an adverse effect on the Company's business.

         THE COMPANY IS DEPENDENT ON CERTAIN KEY SUPPLIERS. The Company purchases decoders, modems and antennas from a limited number of sources. The Company's inability to obtain sufficient components as required from these sources, or to develop alternative sources if and as required in the future, could result in delays or reductions in customer installations, which, in turn, could have a material adverse effect on the Company's results of operations and financial condition.

         In February 2000, the Company's only supplier of decoders (General Instruments, which has been acquired by Motorola) in its four operating markets announced that it was planning to discontinue production for this product in the future, and gave the Company a limited time in which to give additional orders for the manufacturing of this product. While the Company has a substantial inventory of decoders available for use for new subscribers, the technology used in the decoding process is proprietary and no other supplier currently could provide the Company with additional decoders should they become necessary. The Company is currently evaluating new suppliers and alternatives for additional decoders. However, if the Company is unable to obtain any required additional decoders for subscriber use, it could have a material adverse effect on the Company's results of operations and financial condition.

         THE COMPANY'S ABILITY TO DISTRIBUTE DIVIDENDS AND MEET DEBT OBLIGATIONS IS DEPENDENT ON ITS Subsidiaries. Because the Company is a holding company, the Company's ability to distribute dividends and meet its debt obligations is dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payment of funds by the subsidiaries to, the Company. The Company's subsidiaries may be obligated as guarantors of the Company's debt to pay any amounts due to its creditors or to make any funds available to its creditors. The payment of dividends from the Company's subsidiaries and the payment of any interest on or the repayment of any principal of any loans or advances made to the Company by its subsidiaries, or by the Company to its subsidiaries (1) may be subject to statutory or contractual restriction, (2) are contingent upon the earnings of such subsidiaries and (3) are subject to various business considerations.

FACTORS RELATING TO BRAZIL GENERALLY

         THE COMPANY'S BUSINESS COULD SUFFER FROM POLITICAL AND ECONOMIC UNCERTAINTIES IN BRAZIL. Changes in policies involving, among other things, tariffs, exchange controls, regulatory policy and taxation, as well as events such as inflation, currency devaluation, social instability or other political, economic or diplomatic developments could adversely affect the Company's business, results of operations and financial condition.

         GOVERNMENT RESTRICTIONS ON THE CONVERSION AND REMITTANCE OF FUNDS ABROAD COULD HINDER THE COMPANY'S ABILITY TO OPERATE ITS BUSINESS. The Brazilian government has the authority to restrict the transfer of funds abroad. If the Brazilian government were to exercise this power, as it has done in the past, the Company's subsidiaries could be prevented from purchasing equipment required to be paid for in U.S. dollars and from transferring funds to the Company, which are required in order for the Company to make scheduled interest payments on its outstanding 12% Senior Secured Notes. Either of these events could have a material adverse impact on the Company's business, operating results and financial condition.

ITEM 4.  INFORMATION ON THE COMPANY

         A. HISTORY AND DEVELOPMENT OF THE COMPANY.

         On July 21, 2000, ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme under Chapter 11 of the United States Bankruptcy Code.

         The predecessor of TV Filme was founded in 1989 by certain members of the Company's current senior management team. In September 1989, TV Filme was granted a license to operate a wireless cable television system in Brasilia, the capital of Brazil, and commenced operations in 1990 with a one channel offering. Licenses to operate the Goiania and Belem Systems were acquired in 1994 from TVA Sistema de Televisao S.A., a subsidiary of Tevecap S.A. ("Tevecap"), one of the leading pay television operators in Brazil.

         TV Filme was organized in 1996 under the laws of the State of Delaware. Its largest stockholders included Warburg, Pincus Investors, L.P., Tevecap and certain members of management and their families.

         During 1998 and the first quarter of 1999, TV Filme faced significant challenges that ultimately affected TV Filme's ability to pay interest on its outstanding 12 7/8% senior notes due 2004 (the "TV Filme Senior Notes"). While TV Filme decided to commence discussions with holders of the TV Filme Senior Notes to pursue a comprehensive financial and operational restructuring plan, TV Filme failed to make the required interest payment on the TV Filme Senior Notes on June 15, 1999.

         On August 13, 1999, TV Filme reached an agreement in principle with a committee representing the holders of the TV Filme Senior Notes. This agreement was effected pursuant to a pre-arranged plan of reorganization, which received court approval under Chapter 11 of the U.S. Bankruptcy Code on April 10, 2000.

The plan was completed on July 21, 2000, following support from ANATEL (the Brazilian Telecommunications Agency) and the Central Bank of Brazil. In accordance with the terms of the plan of reorganization, the TV Filme Senior Note holders received a $25 million cash payment and their existing notes were converted into (i) the 12% Senior Secured Notes, and (ii) 80% of the new common equity of the reorganized company. Current management received 15% of the new common equity, and the existing common stockholders of TV Filme received 5% of the new common equity of the reorganized company. All outstanding stock options were cancelled. ITSA Ltd. (the reorganized company) is a Cayman Islands holding company and is the successor issuer to TV Filme, Inc. pursuant to Rule 12g-3 under the Securities Exchange Act. The 12% Senior Secured Notes were issued by ITSA-Intercontinental Telecommunicacoes Ltda., a wholly-owned subsidiary of the Company. On March 18, 2002, the U.S. Bankruptcy Court for the District of Delaware closed the Chapter 11 bankruptcy case involving TV Filme.

         The Company made capital expenditures of approximately $0.6 million, $2.3 million and $7.4 million during 2002, 2001 and 2000, respectively. During 2002, 2001 and 2000, the Company added capitalized installation of $0.3 million, $1.6 million and $3.3 million, respectively, and acquired new equipment of approximately $0.3 million, $0.8 million and $2.4 million, respectively.
         The Company's principal executive office is located at SCS, Quadra 07-Bl.A, Ed. Torre Patio Brasil, sala 601, 70.307-901 Brasilia - DF, Brazil and its telephone number is 011-55-61-314-9904.

         B.   BUSINESS OVERVIEW.

         The Company develops, owns and operates broadband wireless telecommunications systems in markets in Brazil, offering video, high-speed Internet and data communications services. Through its subsidiaries, the Company has licenses in the cities of Brasilia, Goiania, Belem, Campina Grande, Caruaru, Porto Velho, Presidente Prudente, Bauru, Franca, Uberaba, Belo Horizonte and Vitoria, covering over 3 million households and approximately 13 million people.

         The Company offers a pre-paid subscription video service, called Mais TV, which is comprised of a self-install kit available in retail stores in most of the cities in which the Company has operations.

         ITSA was also the first company in Brazil to launch a high-speed Internet access system using the technology of high-speed modems. The system, called LinkExpress, has been available on a commercial basis in the city of Brasilia since 1998.

         The Company holds licenses covering the frequency bands from 2,170 to 2,182 MHz and from 2,500 to 2,686 MHz. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, to both the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasilia.

         Additionally, the Company owns and maintains its proprietary SMS (Subscriber Management System) called Mythos, which was developed in-house and customized to Brazilian needs and standards. This advanced software package allows the Company to have full control of every aspect of its businesses, from marketing to sales, customer service, technical support, inventory control and billing. The Company believes that the ability to control and customize the SMS is a key point in quickly offering reliable services to the market.

         In addition to satellite competitors that operate on a national basis in Brazil, hardwire cable providers operate or hold licenses to operate in virtually all of the Company's licensed markets.

         The Company believes that wireless technology is well suited to its current and potential target markets and is an attractive alternative to existing television, Internet and telecommunications services. Wireless telecommunications services can be deployed more rapidly than most alternative technologies and provide immediate coverage of entire markets, enabling services to be delivered to all potential subscribers that are in the unobstructed path of the transmission tower. Wireless services often can be deployed at a significantly lower system capital cost per installed subscriber than hardwire cable and other wire-based technologies because incremental investment is generally only undertaken in response to customer demand with the addition of each new subscriber. The Company believes that subscribers to television, Internet and telecommunication services in Brazil are generally indifferent to the method of delivery of these services.

BRAZILIAN PAY TELEVISION INDUSTRY

         The pay television industry in Brazil began in 1989 with the commencement of UHF service in Sao Paulo. In contrast to the U.S., the Brazilian hardwire cable industry and wireless cable industry began developing concurrently. By December 31, 2002, approximately 297 hardwire cable licenses, 10 Direct-to-Home ("DTH") licenses and 100 wireless licenses had been issued by the Brazilian government. The Company believes that as of December 31, 2002, approximately 13% of Brazilian homes were passed by hardwire cable as compared to over 80% in the U.S. Brazil is the largest television market in Latin America with an estimated 36 million television households. As of December 31, 2002, the Company estimates that there were approximately 3.5 million pay television subscribers, representing approximately 9 % of Brazilian television households.

         Brazilian television viewers prefer Portuguese language programming, including movies, sports and "novelas" (soap operas). Programming content for pay television systems in Brazil is offered by the Globo Organization, independent providers and by Neo-TV, an association formed to help operators negotiate and purchase programming. In general, much of the Brazilian programming transmitted by pay television systems, such as HBO Brazil, ESPN International and MTV Latino, is based on formats found in the U.S. In addition, there are channels that include programs directly from the U.S., such as Warner and Sony, as well as channels from Europe and other countries in Latin America.

BRAZILIAN BROADBAND MARKET

         Brazilians were introduced to broadband services only five years ago when, on an experimental basis, TV Filme starting operating a service called LinkExpress in the city of Brasilia, which provided one-way Internet access service using high-speed modems.

         In December 2000, ITSA, through its subsidiary LinkExpress, launched its two-way broadband service. By the end of 2002, both one and two-way services were being offered commercially to 1,500 residential subscribers and almost 380 corporate subscribers.

         Only recently, Brazilian companies have been investing in high-speed Internet access services, using cable modem and DSL systems. Brasil Telecom, Telefonica de Espana, Telemar, Globocabo, TVA and LinkExpress are the leading companies that have responded to growing market demand for high-speed Internet access.

         Reported estimates indicate that there are approximately 15,000,000 Internet users in Brazil and 600,000 subscribers have access to high-speed Internet services. DSL technology represents 65% of this market, cable modem 28% and other kinds of access 7%.

OPERATING SYSTEMS AND THE COMPANY'S MARKETS

         The table below provides information regarding the Company's markets as of December 31, 2002:


                                      ESTIMATED           ESTIMATED           ESTIMATED
                                        TOTAL               TOTAL                LOS
                                    POPULATION (1)      HOUSEHOLDS (1)      HOUSEHOLDS (2)
                                   -----------------  -------------------  -----------------

OPERATING MARKETS:
Brasilia.........................      2,177,504             514,776            453,000
Belem............................      1,771,417             440,651            370,000
Goiania..........................      1,605,396             397,080            297,000


                                      ESTIMATED           ESTIMATED           ESTIMATED
                                        TOTAL               TOTAL                LOS
                                    POPULATION (1)      HOUSEHOLDS (1)      HOUSEHOLDS (2)
                                   -----------------  -------------------  -----------------

Campina Grande...................        523,854              99,592             80,000
                                       ---------           ---------          ---------
Total in Operating Markets.......      6,078,171           1,452,099          1,200,000
                                       ---------           ---------          ---------
New Markets (4)..................      7,127,553           1,765,176          1,412,000
                                       =========           =========          =========

------------
(1) Represents the Company's estimate of the population and the total number of households within the greater metropolitan areas of each of its markets. The Company's estimates for Brasilia, Goiania, Belem and Campina Grande are based on data from the 2000 Census conducted by the Brazilian Institute of Geography and Statistics ("IBGE") as adjusted to reflect estimated total household growth. Includes potential households that will receive the signal through the use of repeaters.

(2) Represents the Company's estimate of the number of Line of Sight ("LOS") households within the licensed radius in each market (ranging from 15-35 kilometers) that can receive an adequate signal from the Company.

(3) Date when the Brasilia System increased its channel offering from four channels to eight channels. The Brasilia System began service with one channel in 1990.

(4) Represents the eight markets for which the Company has been awarded licenses to operate new Multichannel Multipoint Distribution Systems ("MMDS").

         BRASILIA SYSTEM. Brasilia, the capital of Brazil, had an estimated greater metropolitan population of approximately 2.2 million as of December 31, 2002. Brasilia, which is located in the interior of Brazil, was established in the early 1960's as a planned city when the capital of Brazil was moved from Rio de Janeiro. Brasilia's generally flat topography is advantageous for wireless technologies. In addition, Brasilia's zoning provisions favor wireless technology by requiring that residential buildings be of a similar height and located together. The Company's current 35-kilometer coverage territory encompasses approximately 453,000 households that the Company believes can be served by LOS transmission.

         The Brasilia System, launched in 1990 with one channel, increased to three channels in July 1992, to four channels in September 1992, to eight channels in February 1994, to 16 wireless cable channels in November 1994 and to 24 wireless cable channels by the end of 1997. The Brasilia System transmits at 50 watts of power per channel from a transmission tower that is 300 feet above average terrain. The main competitors in the pay television area in the city of Brasilia are NET Brasilia, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky, each of which are DTH operators. The Company believes that, at December 31, 2002, it was the largest pay television provider in Brasilia based on the total number of subscribers.

         In December 1997, the Company began providing high speed Internet access, under the brand name of LinkExpress, to its customers in Brasilia. This service, which uses wireless cable modems for delivery of access at much higher speeds than conventional phone line access to subscribers, is believed to be the first marketed use of cable modem technology in Brazil. In the first years of operation, LinkExpress offered high-speed Internet access services with a phone-return. In this system, data were transmitted to the customers using the wireless technology, while requests from subscribers to the network were performed with the use of phone-lines. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company in the frequency band of 2,170 to 2,182 MHz. With the additional spectrum, the Company was able to offer LinkExpress in a two-way platform. In this new system, customers transmit and receive data signals through the wireless platform, without the use of the telephone. The main competitor in the area of high-speed Internet service in Brasilia is Brasil Telecom, the telephone operator in the city. See "- High Speed Internet Access and Data Communications Services."

         BELEM SYSTEM. Belem, with an estimated greater metropolitan population of approximately 1.8 million as of December 31, 2002, lies at the mouth of the Amazon River and is a major trading port for the rich natural resources of the Amazon rain forest. The Company launched service in Belem in February 1995. Although the city
                                       11
is relatively flat, trees block wireless cable transmission in Belem more often than they do in Brasilia and Goiania and thus, the Belem System requires increased utilization of signal repeaters. The Belem System reaches the greater Belem area, including the cities of Mosqueiro, Ananindeua, Icoaraci and Marituba and the islands of Outeiro and Barcarena. The Company's current 30-kilometer coverage territory encompasses approximately 370,000 households that the Company believes can be served by LOS transmission.

         The Belem System transmits at 50 watts of power per channel from a transmission tower that is 300 feet above average terrain. The main competitors in the pay television area in Belem are ORM Cabo, an independent hardwire cable operator, as well as DirecTV and Sky. The Company does not currently offer high-speed Internet service in the city of Belem.

         GOIANIA SYSTEM. Goiania, with an estimated metropolitan population of approximately 1.6 million as of December 31, 2002, is located approximately 100 miles southwest of Brasilia. Goiania is the capital of the state of Goias, and, like Brasilia, its topography is favorable to LOS transmission because the city is relatively flat. The Company launched service in Goiania in January 1995. The Company's current 30-kilometer coverage territory encompasses approximately 297,000 households that the Company believes can be served by LOS transmission.

         The Goiania System transmits at 50 watts of power per channel from a transmission tower that is 350 feet above average terrain. The main competitors in the pay television area in the city of Goiania are NET Goiania, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky. The Company believes that, at December 31, 2002, it was the second largest pay television provider in Goiania based on total number of subscribers. The Company does not currently offer high-speed Internet service in the city of Goiania.

         CAMPINA GRANDE SYSTEM. Campina Grande, with an estimated metropolitan population of approximately 0.5 million as of December 31, 2002, is located approximately 80 miles west of Joao Pessoa, the capital of the state of Paraiba. Similar to Brasilia and Goiania, the topography of Campina Grande is favorable to LOS transmission. The Company launched service in Campina Grande in May 1999, exclusively using the Mais TV operating model (see below). The Company's current licensed coverage radius encompasses approximately 80,000 households that the Company believes can be served by LOS transmission.

         The Campina Grande system transmits at 20 watts of power per channel from a transmission tower that is approximately 2,500 feet above sea level. There is currently no hardwire cable operation in Campina Grande. The Company does not currently offer high speed Internet service in the city of Canpina Grande.

OTHER MARKETS

         In 1998 and 2000, the Company was awarded licenses to operate wireless systems in the following eight markets: Bauru, Belo Horizonte, Caruaru, Franca, Porto Velho, Presidente Prudente, Uberaba and Vitoria. The Company believes that, in the aggregate, these eight markets collectively encompass a total population of approximately 7.1 million, total households of approximately 1.8 million and LOS households of approximately 1.4 million. Bauru, Belo Horizonte, Franca, Porto Velho, Presidente Prudente, Uberaba and Vitoria have operating hardwire cable competitors. The Company has implemented the transmission system in all of these markets and the service is commercially available to customers, although the Company has been unable to market its services aggressively.

MAIS TV OPERATING MODEL

         In May 1999, with the launch of the Campina Grande system, the Company created and implemented a new pay television operating model, "Mais TV." The major differences between the Mais TV model and the previous model are:

         o Customers choose from several different programming packages and may vary their choice each and every month.

         o All services are offered exclusively on a prepaid basis. The customer receives a booklet, which is to be filled out monthly, including the programming package selected. With this information, the Company, upon receipt of payment notification from the bank, is able to activate the selected programming package for the customer.

         o To initiate service, the customer purchases, from either a local store or the Company's local showroom, an installation kit. Prices for these kits are approximately $25, on average. Installation services, if desired by the customer, may be contracted for separately, either with the Company or with approved third-party installation companies.

PROGRAMMING

         The Company purchases most of its programming from Neo-TV, an association formed to help operators negotiate and purchase programming.

         Beginning in October 1997, the Company also began producing its own programming guide, called "Mais TV News," which it distributes at no charge to its subscribers. The Company believes that its guide is an important marketing tool and provides an efficient way for the Company to interact with its customers.

         The Company's channel offerings as of December 31, 2002 are as follows:


  CHANNEL                                    DESCRIPTION
  -------                                    -----------
   HBO Brazil                                Brazilian Version of HBO
   HBO Brazil 2                              HBO Brazil with a six hour time delay
   ESPN Brazil                               Brazilian Version of ESPN
   Eurochannel                               Package of programming from free TV in Europe
   Mundo                                     Variety channel
   Band News                                 Brazilian 24 hour news channel
   MTV Brazil                                Brazilian version of MTV
   RTPi *                                    Radio and Television Portugal, a free broadcast channel from Portugal
   CNN International                         International Version of CNN
   TNT                                       Brazilian version of TNT
   Cartoon Network                           Cartoon Network produced in the U. S.
   Boomerang                                 Turner's channel for cartoons
   Fox                                       General entertainment
   Discovery Channel                         Brazilian version of Discovery Channel
   National Geographic                       Brazilian version of National Geographic
   ESPN International                        International version of ESPN
   Warner                                    Warner channel produced in the U.S.
   E !                                       E! Entarinment channel produced in the U.S.
   Cinemax Prime                             Films and special programming
   Sony                                      Sony channel produced in the U.S.
   Nickelodeon *                             Children's channel
   Discovery Kids                            Children's version of Discovery
   People and Arts / Travel Channel *        Tourism, biography and art channel
   Redevida                                  Catholic programming
   Cinemax                                   Films and special programming
   Hallmark                                  Films and special programming
   Fox Kids                                  Children's version of Fox
   AXN                                       Brazilian version of AXN
   Cine Sex *                                Adult programming
   Genesis*                                  Evangelical programming
   Local                                     Local programming
   Globo                                     Local off-air channel (where available)


  CHANNEL                                    DESCRIPTION
  -------                                    -----------
   SBT                                       Local off-air channel (where available)
   Bandeirantes                              Local off-air channel (where available)
   Record                                    Local off-air channel (where available)
   Nacional                                  Local off-air channel (where available)
   Rede TV!                                  Local off-air channel (where available)
   Cultura                                   Local off-air channel (where available)
   Apoio                                     Local off-air channel (where available)


------------
*        Offered where available.

HIGH SPEED INTERNET ACCESS AND DATA COMMUNICATIONS SERVICES

         In December 1997, the Company began providing Internet access services, under the brand name LinkExpress, to its customers in Brasilia. This service, which uses wireless cable modems for delivery of access at greatly increased speeds to subscribers, is believed to be the first marketed use of cable modem technology in Brazil. In the first years of operation, LinkExpress offered high-speed Internet access services with a phone-return. In this system, data were transmitted to the customers using the wireless technology, while requests from subscribers to the network were performed with the use of phone-lines. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company, in the frequency band of 2,170 to 2,182 MHz. With the additional spectrum, the Company was able to offer LinkExpress in a two-way platform. In this new system, customers transmit and receive data signals through the wireless platform, without the use of the telephone. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, both to the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasilia.

         In the future, the Company may also offer this service in other markets, depending on market demand.

OPERATIONS

         MARKETING. The Company focuses its marketing strategy on customer loyalty. The Company has limited its sales efforts to passive telemarketing and is directing its marketing expenditures towards customer loyalty programs such as promotional discounts at retail stores, gifts, parties and other items given exclusively to customers. This approach has enabled it to significantly reduce expenditures, reduce churn, increase customer loyalty and target its sales to prospects who truly want the service and have the financial wherewithal to pay for the service.

         INSTALLATION. The Company's installation package features a standard rooftop mount linked to a small antenna and related equipment, including a decoder, located at the subscriber location. Installations at single-family homes require an entire installation package, while installations at multiple dwelling units at which drop lines already have been installed require less time and, accordingly, are less costly.

         CUSTOMER SERVICE. The Company believes that delivering high levels of customer service in installation and maintenance enables it to maintain customer satisfaction. To this end, the Company (i) schedules installations promptly,
(ii) provides a customer service hotline, (iii) provides quick response repair service and (iv) makes follow-up calls to new subscribers shortly after installation to ensure customer satisfaction. The Company seeks to instill a customer service focus in all its employees through ongoing training programs. Under the Mais TV model, the Company still offers high levels of customer service, but charges the customer for anything other than routine service calls.

         The Company operates a single service center located in Brasilia where billing, accounts payable, human resources administration, marketing, customer service hotline and all routing and scheduling functions are centralized. The Company believes that operating a centralized service center further enhances and improves the quality of its customer service function.

         SUBSCRIBER MANAGEMENT SYSTEM. The Company has developed its own subscriber management system, called Mythos. The Company believes that its subscriber management system enables it to deliver superior customer service, monitor customer payment patterns and facilitate the efficient management of each of its operating systems. This advanced software package allows the Company to have full control of every aspect of its businesses, from marketing to sales, customer service, technical support, inventory control and billing. The Company has seven employees dedicated to the development, enhancement, integration and maintenance of the Company's subscriber management system.

FACILITIES AND EQUIPMENT

         ADMINISTRATIVE FACILITIES. A centralized corporate administrative facility is located in Brasilia to handle training, engineering, computer systems development, financial and controller functions and strategic planning, as well as customer service, billing, accounts payable and certain other administrative functions. In addition, the Company has established regional operating offices in its operating markets to coordinate sales, local marketing, installation and technical support services, maintenance and local administrative functions.

         TRANSMISSION FACILITIES. The Company's head-end and transmitter facilities are located in leased buildings at the Company's transmission tower sites. The transmitting antennas generally are able to serve the maximum regulatory range for its license coverage areas. In certain areas within the Company's markets that are otherwise terrain-blocked, the Company utilizes signal repeaters to enhance signal coverage. For other markets, the Company expects to lease space for transmission and head-end facilities and expects to use transmitting antennas which will serve the entire license coverage areas in each market.

         DIGITAL TECHNOLOGY. The Company currently transmits its video services in analog format. Should competitive conditions require, or if the Company deems such technology to be cost effective and practical to provide, it may implement digital technology, provided the Company has adequate resources for such implementation. For high speed Internet access and data communications services, the Company already utilizes digital transmission system and technology.

COMPETITION

         Through its subsidiaries, the Company is the only entity licensed to operate wireless cable systems in each of its licensed markets. The Company has the authority to provide services using 198 MHz of spectrum, from 2,500 to 2,686 MHz and from 2,170 to 2,172 MHz in each such market.

         The Company believes that, as of December 31, 2002, it was the largest pay television provider in Brasilia based on total number of subscribers. The Company's principal competitors in the city of Brasilia are NET Brasilia, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky, each of which is a DTH operator. In Brasilia, the Company also offers high speed Internet access to the residential market and data communication services to the corporate market. The Company's principal competitor for these services is Brasil Telecom, the local telephone operator.

         The Company believes that, as of December 31, 2002, it was the second largest pay television provider in Goiania based on total number of subscribers. The main competitors in the pay television area in the city of Goiania are NET Goiania, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky. The Company believes that, as of December 31, 2002, it was the largest pay television provider in Belem based on total number of subscribers. The main competitors in the pay television area in Belem are ORM Cabo, an independent hardwire cable operator, as well as DirecTV and Sky.

         The Company believes that, as of December 31, 2002, it was the largest pay television provider in the city of Campina Grande. The Company's principal competitors are Sky and DirecTV. Currently, there is no hardwire cable provider in the city of Campina Grande.

         In addition to other terrestrial pay television operators, the Company faces competition from several other sources, such as direct broadcasting satellite systems ("DBS"), local off-air VHF/UHF channels, home videocassette recorders and out-of-home theaters. Competition in the pay television industry is based upon program offerings, customer service, reliability and pricing. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully. See "--Brazilian Pay Television Industry," and "--Operating Systems and the Company's Markets."

REGULATORY ENVIRONMENT

         GENERAL. In July 1997, the Brazilian government adopted Federal Law No. 9472/97, the "General Telecommunications Law." Such law revoked the Brazilian Telecommunications Code of 1962 pursuant to which the pay television industry was subject to regulation by the Ministry of Communications. The General Telecommunications Law provides that ANATEL has jurisdiction over the regulation of telecommunications services. ANATEL has been vested with the power to, among other things, revoke, modify and renew licenses within the spectrum available to wireless services, approve the assignment and transfer of control of such licenses, approve the location of channels that comprise MMDS systems, regulate the type, configuration and operation of equipment used by MMDS systems, and impose certain other reporting requirements on MMDS license holders and MMDS operators.

         Currently, MMDS license holders remain subject to the provisions of Presidential Decree Number 2196 ("Decree No. 2196"), issued April 8, 1997, which regulates "Special Services," including MMDS systems and operations. Decree No. 2196 specifies the competitive procedures for the granting of concessions and licenses for the rendering of Special Services in Brazil. Based on the provisions of Decree No. 2196, the Ministry of Communications revised Rule 002/94, which specifically regulated MMDS service, by means of Administrative Rule 254, dated April 16, 1997, hereinafter referred to as the "Revised MMDS Rule."

         OWNERSHIP OF LICENSES. Decree No. 2196 eliminated the requirement that only companies in which Brazilian nationals own at least 51% of the voting capital were eligible to be granted a license to operate an MMDS system. Consequently, under current regulations any company constituted in accordance with the laws of Brazil and with a head office and management located in Brazil is eligible to be granted such a license.. Although Decree No. 2196 eliminated the requirement discussed above, the General Telecommunications Law permits the Executive Branch, through Presidential Decree, to impose restrictions on foreign capital investments in telecommunications companies. However, such restrictions may not be imposed retroactively with respect to outstanding licenses. Decree No. 2196 also provides that licenses shall be granted for renewable periods of ten or fifteen years; all the current invitations for bids for MMDS services provide for 15-year terms.

         PRICES. The system operator may freely establish prices for pay television and high-speed Internet services currently in operation, although ANATEL may intervene in the event of abusive pricing practices. ANATEL may impose penalties including fines, suspension or revocation of a license in the event the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL and CADE, the Brazilian antitrust authority, also may intervene to the extent operators engage in unfair practices intended to eliminate competition. Under a Brazilian law designed to reduce inflation, the prices which the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date and may only be increased by a percentage no greater than the percentage of the increase in the general inflation rate which occurred during the subscriber's contract year.

         TWO-WAY MMDS. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company, in the frequency band of 2,170 to 2,182 MHz. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, to both the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasilia.

         OTHER LICENSES. The Company also owns a license for data communications services in Brazil, called SCM - "Servico de Comunicacao Multimidia" (Multimedia Communication Service) . This license allows the

Company to implement and operate data communications networks using wireless or cable and fiber platforms, as well as offer special services to the corporate market.

         OTHER REGULATIONS. MMDS license holders are subject to regulation with respect to the construction, marking and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. Restrictions imposed by local authorities may also exist. The pay television and high-speed Internet industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. The Revised MMDS Rule also contain certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service.

         Due to the regulated nature of the pay television, high-speed Internet and data communications industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

         C.   ORGANIZATIONAL STRUCTURE.

         The following is a list of the Company's significant subsidiaries as of December 31, 2002:

                                                                                  ITSA
                                                              COUNTRY OF       OWNERSHIP      ITSA VOTING
NAME                                                        INCORPORATION       INTEREST       INTEREST
----                                                        -------------       --------       --------
TV Filme Servicos de Telecomunicacoes Ltda.                     Brazil            100%           100%

TV Filme Brasilia Servicos de Telecomunicacoes Ltda             Brazil            100%           100%

TV Filme Belem Servicos de Telecomunicacoes Ltda                Brazil            100%           100%

TV Filme Goiania  Servicos de Telecomunicacoes Ltda             Brazil            100%           100%

ITSA Intercontinental Telecomunicacoes Ltda                     Brazil            100%           100%

Link Express Servicos e Telecomunicacoes Ltda                   Brazil            100%           100%


         D.   PROPERTY, PLANTS AND EQUIPMENT.

         The Company leases approximately 37,000 square feet of office space for its corporate headquarters and the Brasilia System in Brasilia. In addition, the Company leases office space for the Goiania System, Belem System and Campina Grande System consisting of approximately 7,182, 15,410 and 8,260 square feet, respectively. The Company also leases space for transmission towers located in Brasilia, Goiania, Belem and Campina Grande. Finally, the Company leases office space and space for transmission towers in certain of its newly awarded markets. The Company believes that office space and space for transmission towers is readily available on acceptable terms in the markets in which the Company operates wireless cable systems. The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         A.   OPERATING RESULTS.

         The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under "Item 3. Key Information - D. Risk Factors" and elsewhere in this Form 20-F.

GENERAL

         Each of the Company's existing systems has required an initial capital investment of approximately $0.5 million to $1.0 million to build and install a transmission tower, headend facilities and other equipment. These costs are generally depreciated over ten years. In addition, each new subscriber has required an average incremental investment of approximately $220 in the case of video service, which includes the cost of a decoder box, installation labor and materials, other equipment and supplies, and marketing and selling costs. In the case of residential/corporate high-speed Internet service, each new subscriber has required an average incremental investment of approximately $522 (including a cable modem). The Company capitalizes installation costs, including installation labor, decoders and other direct costs, and depreciates these costs over a four-year period. Prior to 1998, these costs were depreciated over a five-year period. The Company charges new subscribers installation fees which vary from market to market, depending on factors which include the subscriber's access to other forms of services and whether the installation is the first installation in a building. The Company has charged its subscribers an installation fee typically ranging from $35 to $55 for video service (or approximately $5 net of sales commissions in markets which have adopted the Mais TV model) and from $8 to $30 for residential high-speed Internet service and from $70 to $1,300 for corporate services.

         The Company defers installation fees, net of direct selling expenses, and recognizes these fees as revenues ratably over a four-year period. Prior to 1998, the Company recognized these fees as revenues ratably over a five-year period.

         The Company's historical subscriber growth has resulted from the addition of subscribers in Brasilia and from the launch of operating systems in Goiania, Belem and Campina Grande. In the past, subscriber losses have resulted from the general economic situation in Brazil, including the strict tightening of consumer credit and increased levels of unemployment. Revenues primarily consist of monthly fees paid by subscribers for the programming packages, installation fees recognized for the period and advertising fees and revenue derived from the provision of high speed Internet access services. See "Item 4. Information on the Company - B. Business Overview-High Speed Internet Access and Data Communications Services." System operating expenses include programming costs, a portion of the costs of compensation and benefits for the Company's employees, transmitter site rentals and certain repair and maintenance expenditures. Depreciation and amortization expenses consist primarily of depreciation of decoder boxes, head-end facilities and installation costs.

         Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both reais and U.S. dollars. Inflation and devaluation in Brazil have had, and are currently having, substantial effects on the Company's results of operations and financial condition. In the past, the Company has purchased hedge contracts to reduce the need of having a substantial portion of cash in reais. As of December 31, 2002, there were no outstanding hedge contracts.

         As a holding company, the Company is dependent on the receipt of dividends and payment of intercompany obligations from its operating subsidiaries in order to meet its cash requirements. The payment of dividends from the subsidiaries of the Company to the Company and the payment of any interest on or the repayment of any principal of any loans or advances made by the Company to any of its subsidiaries may be subject to statutory or contractual restrictions, are contingent on the earnings and performance of such subsidiaries and are subject to various business considerations.

CRITICAL ACCOUNTING POLICIES

         The Company's Consolidated Financial Statement are presented in accordance with U.S. GAAP. As part of the preparation of its financial statements, the Company is required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available at that time. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

Revenue Recognition

         PAY TELEVISION SERVICES. The Company charges subscribers for its pay television services on a monthly basis. Subscription revenues are recorded in the month the service is provided. The Company also charges subscribers a fee for the installation of the equipment and connections necessary to receive the pay television services. Installation fees, net of direct sales costs specifically incurred for the acquisition or origination of a new customer contract, are deferred and recognized over a period of four years, the average life of a subscriber. Revenues from magazine and electronic advertising sales are recognized as services are rendered.

         INTERNET ACCESS AND DATA COMMUNICATION SERVICES. The Company charges subscribers for its Internet access and data communication services on a monthly basis. Subscription revenues are recorded in the month the service is provided.

         The Company has client acceptance and discontinuance of service policies and procedures to ensure that revenue collectibility is reasonably assured.

Impairment of Long-Lived Assets

         The Company evaluates its long-lived and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of the asset to the future undiscounted net operating cash flows expected to be generated by the asset. In the event that the net operating cash flows expected to be generated by the asset are lower than the carrying amount of such asset, impairment loss is measured by comparing the carrying amount of such asset to its fair value. In the event that an impairment charge is recognized in future periods, it could materially impact the Company's consolidated financial condition and results of operations.

Impairment of Goodwill

         The Company evaluates the impairment of goodwill under Statement of Financial Accounting Standards No. 142 ("SFAS 142"). As required by SFAS 142, the Company performed an assessment of goodwill impairment as of January 1, 2002 with respect to the excess value recorded in the consolidated financial statements as a result of the Company's fresh start accounting. As a result of this evaluation, the Company recognized an impairment loss of $20,161,000. Changes in the Company's markets and recent operating results adversely affected the outlook for the Company. To determine the amount of the impairment, management estimated the fair value of the assets and operations using the present value of expected future cash flows for the Company in comparison to its carrying value. As a result, all of the excess value was written-off.

Depreciation of Property, Plant and Equipment

         Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives. The application of the Company's property, plant and equipment accounting policies also involves estimates, assumptions, and judgments by management with respect to the estimated useful lives. Changes in circumstances, such as technological advances, changes to the Company's business model or changes in the Company's capital and investment strategy, can result in the actual useful lives differing from the prior estimate.

Such changes could involve an increase or decrease in the estimated useful lives or salvage values which would impact future depreciation expense.

Provision for Doubtful Accounts

         The provision for doubtful accounts is established in an amount that is considered sufficient to cover any probable losses on realization of the accounts receivable from the Company's customers and is recorded in selling, general and administrative expenses. The Company's accounting policy for establishing the provision is consistent with the billing and collection process and historical experience. This provision is established progressively as follows:

           OVERDUE BILLS                     COLLECTION PROCESS                % LOSS PROVIDED FOR
           -------------                     ------------------                -------------------
            1 to 30 days             Administrative collection;                          5
                                     disconnect services after 7 days,
                                     with no further revenue
                                     recognition

           31 to 60 days             Administrative collection; cancel                  50
                                     contract after 60 days

            Over 61 days             Administrative collection; cancel                 100
                                     contract after 60 days

Contingent Liabilities

         The accrual for contingencies involves considerable judgment on the part of the Company's management. As prescribed by SFAS No.5, "Accounting for Contingencies," a contingency is "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

         The Company is subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues reserves for legal proceedings when losses are probable and can be reasonably estimated. The Company's judgments are based on the opinion of legal advisors. The amounts recognized are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional accruals for emerging issues. While the Company believes that the current level of accruals is adequate, changes in the future could impact these determinations.

Deferred Income Taxes

         The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rules applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Future adjustments to such valuation allowance could have a significant impact on the Company's financial condition and results of operations.

         Income taxes are provided based upon the tax laws and rates in Brazil. All income has been earned in Brazil and the Company is not subject to income tax in the Cayman Islands on income earned outside of Cayman Islands.

RECENT ACCOUNTING PRONOUNCEMENTS

         During June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 ("APB 16"), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of SFAS 141 are to be accounted for using the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in APB 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is provided, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company has adopted the provisions of SFAS 141 and such adoption did not have a material impact on the Company's consolidated financial position and results of operations.

         During June 2001, FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17 ("APB 17"), "Intangible Assets" and also amends SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 does not permit the amortization of goodwill as required by APB 17. Rather, goodwill will be subject to a periodic impairment test, using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, using a fair value-based approach. Under SFAS 142, Reorganization Value in Excess of Amounts Allocable to Identifiable Assets ("ERV") shall be reported and accounted for in the same manner as goodwill. Upon adoption of this statement on January 1, 2002, the Company, based on an independent valuation of the Company, recorded an impairment loss of $20,161,000 on ERV. The impairment loss of $20,161,000 was recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of operations as of January 1, 2002. In addition, a valuation allowance for 100% of the related tax benefit of approximately $6,855,000 resulting from this impairment loss has been recognized due to the current uncertainty regarding the realization of this asset.

         During June 2001, FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has evaluated the impact of the provisions of SFAS 143 on its financial statements and believes that the adoption of SFAS 143 will not have a material impact on the Company's financial position and results of operations.

         During August 2001, FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS 121 fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("APB 30"), "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial position and results of operations.

         In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company will adopt the provisions of SFAS 146 for any restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized on the date of the Company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 will affect the timing of recognizing future restructuring costs as well as the amounts recognized.

         In November 2002, FASB issued FIN 45 which requires a guarantor to recognize a liability for the fair value of the obligation it assumes under certain guarantees. Additionally, FIN 45 requires a guarantor to disclose certain aspects of each guarantee, or each group of similar guarantees, including the nature of the guarantee, the maximum exposure under the guarantee, the current carrying amount of any liability for the guarantee, and any recourse provisions allowing the guarantor to recover from third parties any amounts paid under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements for both interim and annual periods ending after December 15, 2002. The fair value measurement provisions of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that FIN 45 will have a material impact on its consolidated results of operations, cash flows or financial position.

INFLATION AND EXCHANGE RATES

Brazilian Economic Environment

         The Brazilian economy historically has been subject to periodic and occasionally significant intervention by the Brazilian Government. The Government has often changed monetary, credit, tariff, exchange rate and other policies, with the goal of influencing the economy. The Government's actions to control inflation and effect other policies have involved wage and price controls, as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Although the stated intention of the present Government is gradually to reduce governmental intervention in the economy, it remains possible that government economic policies could adversely affect ITSA's business and financial condition, as could the Government's response to political or social developments.

         In October 1994, Fernando Henrique Cardoso, the former Minister of Finance and the principal architect of a 1993 economic stabilization plan known as the Real Plan, was elected as president of Brazil. Since taking office in January 1995, Mr. Cardoso generally has continued to follow the policies implemented by the Real Plan. Following the implementation of the Real Plan, inflation dropped significantly from previous levels (which at times had exceeded 40% per month) to monthly rates of lower than 1%. In addition, the Government has demonstrated a commitment to instituting conservative fiscal policy. Early in 2000, Congress passed the Fiscal Responsibility Law, which limits public payroll expenditures. The Brazilian growth rate reached 4.2% in 2000. A somewhat lower growth rate occurred for 2001, as a result of the Brazilian electricity shortage and the energy consumption limitations the Government had imposed.

         Despite the relative success to date of the Real Plan, there can be no assurance that the Government will not change its economic stabilization policy in the future, and continued economic stability remains subject to a variety of domestic and external pressures. In November 1997, in response to the Asian economic crisis, the Government adopted a fiscal and monetary package designed to reduce the deficit in Brazil's balance of payments and deter speculative currency attacks. The package involved several measures, including an increase in interest rates (including a doubling of short-term interest rates within one year), an increase in certain tax rates, and a reduction in Government spending for 1998. These measures resulted in a significant and rapid slowdown of the Brazilian economy. In October 1998, in response to the Russian crisis, the Government increased the interest rate up to 45% per annum and in the beginning of 1999 decided to remove the exchange rate band that had controlled the devaluation of the real, thus allowing the real to float freely. The exchange rate was R$3.5333 = US$1.00 at December 31, 2002, R$2.3204 = US$1.00 at December
31,  2001,  R$1.9554  = US$1.00  at  December  31,  2000,  R$1.7890 = US$1.00 at
December 31, 1999 and R$1.2087 = US$1.00 at December 31, 1998.

         Devaluations of the real in relation to the U.S. dollar, which reached 52.3% in 2002, have significant effects on the Company's financial position and results of operations. The major impacts of depreciations of the real against the U.S. dollar are discussed in the next section. The Company's exchange losses for 2002 reached US$26.6 million.

Effects of Inflation and Exchange Rate Fluctuations

         Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the General Prices Index - Market or the "IGP-M", a widely used indicator of inflation in Brazil published by Fundacao Getulio Vargas, and the devaluation of the real against the U.S. dollar for the periods shown:


                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                            2002         2001         2000         1999         1998
                                            ----         ----         ----         ----         ----
Inflation (IGP -M index)..........         25.3%        10.4%         9.8%        20.1%         1.8%
Devaluation Inflation.............         52.3%        18.7%         9.3%        48.0%         8.3%


         Inflation and exchange rate variations have had, and may continue to have, substantial effects on ITSA's financial condition and results of operations.

         Despite the principles adopted for translating the Company real-denominated financial statements into U.S. dollars, significant distortions to the Company's reported results for the affected periods may remain, as a result of the inability of accounting conventions to fully reflect actual economic conditions during the relevant fiscal periods. While the Company's financial records have been maintained in reais, the Company reporting currency for all periods is the U.S. dollar.

         The Company's functional currency prior to 1998 was required to be the U.S. dollar under SFAS 52, but in 1998, the Company changed the functional currency to the real. The Company made this change because, in accordance with the SFAS 52, a company operating in an environment that is not highly inflationary is not obligated to use the U.S. dollar as its functional currency. The Brazilian economy ceased to be considered highly inflationary as of January 1, 1998. Therefore, under SFAS 52, the Company determined its functional currency, typically the currency in which a company generates and expends cash, based upon factors including cash flow indicators, sales prices indicators, expense indicators, financing indicators and management focus, to be the real. Because of the differences between the evolution of the rates of inflation in Brazil and changes in the rates of devaluation, as well as the effects of the change ITSA's functional currency, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis. Since the adoption of real as functional currency in 1998, the devaluation of the real against the U.S. dollar has had the following effects on the Company results of operations:

         o The translation effects of the Company's U.S. dollar transactions, primarily represented by loans, are recorded as losses from foreign currency exchange rate, net, in the statement of operations. The Company did not record foreign currency transaction losses for periods during which the Company measured the results of operations using the U.S. dollar as the functional currency.

         o The Company's non-monetary assets, consisting primarily of property and equipment and certain other long-term assets, are no longer translated using historical U.S. dollar rates . Therefore, any devaluation of the real against the U.S. dollar is reflected directly in stockholders' equity, through the decrease in real-denominated book value of property, plant and equipment when translated into U.S. dollars. These foreign currency translation effects are beyond the Company's management control.

         For further information on the presentation of ITSA's financial information, see Note 2 to the Company's Consolidated Financial Statements for the year ended December 31, 2002 included elsewhere in this Form 20-F. Inflation and exchange rate variations historically have affected, and will continue to have multiple effects on, the Company's results of operations. The Company's statements of operations expressed in local currency are translated to U.S. dollars at the average exchange rate for the period. The Company's operating expenses (e.g., maintenance, selling, general and administrative expenses) is determined in reais and tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of devaluation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of devaluation, the Company's operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of devaluation increases more quickly, ITSA's operating expenses as expressed in U.S. dollars decrease. Additionally, a substantial portion of the Company's indebtedness, capital expenditures and operating costs, including network equipment costs and programming arrangements, are denominated in or indexed to U.S. dollars. Any devaluation of the real against the U.S. dollar, if such devaluation were in excess of inflation, would result in a relative increase in the expenses related to such indebtedness and capital expenditures and in such operating expenses as compared to revenues which are generated in reais. In such a situation, if the Company were not able to increase its prices to match the rate of inflation, the Company's ability to meet its debt service obligations and operating costs might be impaired. Historically, the Company has been able to adjust prices to counteract the effects of inflation, although there can be no assurance that we would be able to do so in the future. Another significant effect of inflation and exchange rate variations concerns the Company's monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of devaluation of the real, the Company reports:

         o Translation losses on real-denominated monetary assets, which are generally offset, at least in part, by the aforementioned contractual indexation of real-denominated financial instruments; and

         o Translation gains on real-denominated monetary liabilities, which are generally offset, at least in part, by contractual indexation of real-denominated financial instruments. Through December 31, 1997, while the U.S. dollar was the Company's functional currency, the Company recorded these net translation gains and losses in the Company's statement of operations under "Gain (loss) on translation, net." As of January 1, 1998, the Company's functional currency has been the real, so the Company has recorded these translation gains and losses directly in the "cumulative translation adjustments" component of stockholders' equity, such that these gains and losses no longer offset the contractual indexation expenses and income which are reported in the statement of operations under "Financial expenses" and "Financial income." Interest on indexed financial instruments is included in the Company's statement of operations under "Financial income" and "Financial expenses."

RESULTS OF OPERATIONS

         Although the Company's Consolidated Financial Statements are presented in U.S. dollars and pursuant to U.S. GAAP, the Company's transactions are consummated in both reais and U.S. dollars. Inflation and devaluation in Brazil have had substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates" above.

         As a result of the changes in exchange rates during the periods presented and fresh-start reporting, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance of the Company.

         Effective July 21, 2000, the Company emerged from Chapter 11 bankruptcy proceedings and implemented "fresh-start accounting." Accordingly, all assets and liabilities were restated to reflect their respective fair values as of that date. The Consolidated Financial Statements after that date are those of a new reporting entity and are not comparable to the pre-confirmation periods. The following table presents statements of operations, balance sheet and other operating data for the years ended December 31, 2002 and 2001, the five months and eleven days ended December 31, 2000 and the six months and twenty days ended July 20, 2000, and is included solely for comparative analysis.


                                                           SUCCESSOR COMPANY                                   PREDECESSOR COMPANY
                             ----------------------------------------------------------------------------    -----------------------
                                                                                   FIVE MONTHS                SIX MONTHS
                                                                                    AND ELEVEN                AND TWENTY
                              YEAR ENDED                YEAR ENDED                  DAYS ENDED                DAYS ENDED
                              DECEMBER 31,    % OF      DECEMBER 31,     % OF      DECEMBER 31,     % OF       JULY 20,        % OF
                                 2002        REVENUE       2001        REVENUE          2000      REVENUE         2000       REVENUE
                             -------------   -------   -------------   -------     ------------   -------     -----------    -------
                                                              (IN THOUSANDS, EXCEPT SUBSCRIBER DATA)
STATEMENT OF OPERATIONS
   DATA:
Revenues...................  $   15,692        100%    $   21,697        100%       $   11,964       100%      $  13,044      100%
Operating costs and
  expenses:
  System operating
     (exclusive of
     depreciation and
     amortization and
     stock compensation
     expense shown below)..       8,758         56%        11,800         55%            4,845        40%          6,534   50%
  Selling, general and
     administrative
     (exclusive of
     depreciation and
     amortization and
     stock compensation
     expense shown below)..       7,415         47%        11,555         53%            6,904        58%          9,223   71%
  Depreciation and
    amortization...........       3,028         19%         8,020         37%            5,257        44%          6,442   49%
   Stock compensation......          --         --             --         --             3,270        27%             --   --
                             ----------  ----------    ----------     ----------    ----------    ----------   ---------   ---------
     Total operating
       costs and expenses..      19,201        122%        31,375        145%           20,276       169%         22,199   170%
                             ----------  ----------    ----------     ----------    ----------    ----------   ----------  ---------
Operating loss.............      (3,509)       (22%)       (9,678)       (45%)          (8,312)      (69%)        (9,155)  (70%)
Other income (expense):
   Interest expense........      (5,717)       (36%)       (5,254)       (24%)          (1,867)      (16%)        (9,926)  (76%)
   Interest income.........         608          4%           715          3%              411         3%          2,895   22%
   Foreign exchange loss...     (26,596)      (170%)       (6,179)       (28%)          (2,303)      (19%)        (3,745)  (29%)
    Other financial
      income (expense).....          --         --             37        0.2%              (60)     (0.5%)            --    --
                             ----------  ----------     ----------    ----------     ----------   ----------   ----------   --------
      Total other income
        (expense)..........     (31,705)      (202%)      (10,681)       (49%)          (3,819)      (32%)       (10,776)  (83%)
                             ----------  ----------     -----------    ----------     ----------  ----------   ----------  ---------
Loss before
   reorganization items,
   extraordinary item and
   cumulative effect of
   change in acounting
   principle...............     (35,214)      (224%)      (20,359)       (94%)         (12,131)     (101%)       (19,931)  (153%)
Reorganization items:
   Reorganization costs....          --         --             --         --                --        --          (2,709)  (21%)
   Adjustment of accounts to
   fair value..............          --         --             --         --                --        --          (3,221)  (25%)
                             ----------   ----------   ----------  ----------        ----------  ----------    ----------  ---------
      Total
        reorganization
        items..............          --         --             --         --                --        --          (5,930)  (46%)
                             ----------   ----------   ----------  ----------        ----------  ----------    ----------  ---------



                                                           SUCCESSOR COMPANY                                   PREDECESSOR COMPANY
                             ----------------------------------------------------------------------------    -----------------------
                                                                                   FIVE MONTHS                SIX MONTHS
                                                                                    AND ELEVEN                AND TWENTY
                              YEAR ENDED                YEAR ENDED                  DAYS ENDED                DAYS ENDED
                              DECEMBER 31,    % OF      DECEMBER 31,     % OF      DECEMBER 31,     % OF       JULY 20,        % OF
                                 2002        REVENUE       2001        REVENUE          2000      REVENUE         2000       REVENUE
                             -------------   -------   -------------   -------     ------------   -------     -----------    -------
                                                              (IN THOUSANDS, EXCEPT SUBSCRIBER DATA)
Loss before extraordinary
   item and cumulative
    effect of change in
    accounting principle...     (35,214)      (224%)      (20,359)       (94%)         (12,131)     (101%)       (25,861)  (199%)
Extraordinary item:
   Gain on extinguishment
   of debt.................          --         --             --         --                --        --          88,781    681%
                             ----------   ----------   ----------  ----------        ----------  ----------      ---------- --------
Income (loss) before
   cumulative effect of
   change in acounting
   principle...............     (35,214)      (224%)      (20,359)       (94%)         (12,131)     (101%)        62,920    482%
Cumulative effect of
   change in acounting
   principle...............     (20,161)      (129%)           --          --               --          --            --     --
                             ----------   ----------   ----------   ---------       ----------    ---------    ---------  ---------
Net income (loss)..........  $  (55,375)      (353%)   $  (20,359)       (94%)      $  (12,131)     (101%)     $  62,920    482%
                             ==========   ==========   ==========   ==========      ==========    ==========   ========== ==========
BALANCE SHEET DATA:
Working capital
   (deficiency)............  $  (50,549)               $   (3,558)                  $    1,884                 $(143,528)
Property, plant and
   equipment, net..........       7,517                    13,665                       19,149                    25,369
Total assets...............      16,251                    46,499                       62,925                    75,894
Total long-term debt.......          --                    44,045                       39,200                        --
Stockholders' equity
   deficiency .............     (42,855)                  (10,045)                      11,088                  (112,599)

OTHER OPERATING DATA:
Number of subscribers at
   end of period...........      58,633                    69,355                       80,609                    74,814
Average monthly revenue
   per subscriber..........  $    22.69                $    24.68                   $    28.06                 $   19.60


         The Company acknowledges that the Consolidated Financial Statements after the commencement date of "fresh-start accounting" are those of a new reporting entity and are not comparable to pre-confirmation reorganization periods. However, the Company believes that for purposes of discussion of the particular line items within results of operations, the six months and twenty days ended July 20, 2000 should be combined with the five months and eleven days ended December 31, 2000 in order to provide more meaningful analysis and understandable information. The following table has been presented to disclose the effects of the "fresh-start accounting" recognized on July 20, 2000.


                                                                 DEBT       EXCHANGE      FRESH
                                          PRE-CONFIRMATION     DISCHARGE    OF STOCK      START      REORGANIZED
                                          -----------------   ------------ ------------ -----------  -------------
                                                                      (IN THOUSANDS)
ASSETS
------

CURRENT ASSETS
   Cash and cash equivalents............     $    36,163       $ (27,902)     $   --     $     --      $    8,261
   Accounts receivable, net.............           1,380              --          --           --           1,380
   Prepaid expense and other current
    assets..............................           6,964                                                    6,964
                                             -----------       ---------      ------     --------      ----------
       Total current assets.............          44,507         (27,902)         --           --          16,605
Property, plant and equipment, net......          25,369              --          --       (3,221)         22,148
Reorganization value in excess of
   amounts allocable to identifiable
    assets........                                    --              --          --       31,413          31,413

                                       26


                                                                 DEBT       EXCHANGE      FRESH
                                          PRE-CONFIRMATION     DISCHARGE    OF STOCK      START      REORGANIZED
                                          -----------------   ------------ ------------ -----------  -------------

Licenses................................           5,638              --          --           --           5,638
Other assets............................             380              --          --           --             380
                                             -----------       ---------      ------     --------      ----------

TOTAL ASSETS............................     $    75,894       $ (27,902)     $   --     $ 28,192      $   76,184
                                             ===========       =========      ======     ========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIENCY)

CURRENT LIABILITIES
   Accounts payable.....................     $     9,908       $  (2,902)     $   --     $     --      $    7,006
   Payroll and other benefits payable...           2,243              --          --           --           2,243
   Accrued interest payable.............          28,646         (26,196)         --           --           2,450
   Accrued liabilities and taxes payable           7,238              --          --           --           7,238
   Senior notes in default..............         140,000        (140,000)         --           --              --
                                             -----------       ---------      ------     --------      ----------
      Total current liabilities.........         188,035        (169,098)         --           --          18,937

12% Senior Secured Notes................              --          35,000          --           --          35,000
Deferred installation fees..............             479              --          --           --             479

Minority Interest.......................             (21)             --          --           21              --

STOCKHOLDERS' EQUITY (DEFICIENCY)
   Common stock.........................             108              86         (94)          --             100
   Additional paid-in capital...........          45,657          17,329          94      (41,412)         21,668
   Accumulated deficit..................        (152,865)         88,781          --       64,084              --
   Cumulative translation adjustment....          (5,499)             --          --        5,499              --
                                             -----------       ---------      ------     --------      ----------
      Total stockholders' equity
         (deficiency)...................        (112,599)        106,196          --       28,171          21,768
                                             -----------       ---------      ------     --------      ----------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIENCY)...................     $    75,894       $ (27,902)     $   --     $ 28,192      $   76,184
                                             ===========       =========      ======     ========      ==========


         As previously indicated, the 2000 statement of operations presented below, which combines the results of operations for the six months and twenty days ended July 20, 2000 and the five months and eleven days ended December 31, 2000, has been presented to complement and facilitate management's discussion and analysis. Differences between periods due to the fresh-start accounting are explained in the discussion and analysis of results of operations below, when necessary.



                                                                               COMBINED
                                                     ----------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                               % OF                    % OF                    % OF
                                                     2002     REVENUE       2001      REVENUE       2000      REVENUE
                                                     ----     -------       ----      -------       ----      -------
                                                                (IN THOUSANDS, EXCEPT SUBSCRIBER DATA)
Revenues........................................   $  15,692    100%      $ 21,697      100%       $ 25,008     100%
Operating costs and expenses:
    System operating (exclusive of amortization
      and stock compensation expense shown
      below)....................................       8,758     56%        11,800       54%         11,379      46%
    Selling, general and administrative
      (exclusive of amortization and stock
      compensation expense shown below).........       7,415     47%        11,555       53%         16,127      64%
    Depreciation and amortization...............       3,028     19%         8,020       37%         11,699      47%
    Stock compensation..........................          --     --             --       --           3,270      13%
                                                   ---------  ---------   --------   ---------     --------   ---------
      Total operating costs and expenses........      19,201    122%        31,375      145%         42,475     170%
                                                   ---------  ---------   --------   ---------     --------   ---------
Operating loss..................................      (3,509)   (22%)       (9,678)     (45%)       (17,467)    (70%)
Other income (expense):
   Interest expense.............................      (5,717)   (36%)       (5,254)     (24%)       (11,793)    (47%)

                                                                               COMBINED
                                                     ----------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                               % OF                    % OF                    % OF
                                                     2002     REVENUE       2001      REVENUE       2000      REVENUE
                                                     ----     -------       ----      -------       ----      -------
                                                                (IN THOUSANDS, EXCEPT SUBSCRIBER DATA)

   Interest income..............................         608      4%           715        3%          3,306      13%
   Foreign exchange loss........................     (26,596)  (170%)       (6,179)     (28%)        (6,048)    (24%)
   Other financial income (expense).............          --     --             37      0.2%            (60)     --
                                                   ---------  --------    --------    --------     --------   --------
      Total other income (expense)..............
                                                     (31,705)  (202%)      (10,681)     (49%)       (14,595)    (58%)
                                                   ---------- ---------   ---------   --------     --------   --------
Loss before reorganization items, extraordinary
   item and cumulative  effect of change in
   acounting principle..........................     (35,214)  (224%)      (20,359)     (94%)       (32,062)   (128%)
Reorganization items:
   Reorganization costs.........................          --     --             --       --          (2,709)    (11%)
   Adjustment of accounts to fair value.........          --     --             --       --          (3,221)    (13%)
                                                   ---------  --------    --------    --------     --------   --------
      Total reorganization items................          --     --             --       --          (5,930)    (37%)
                                                   ---------  ---------   --------    --------     --------   --------
Loss before extraordinary item and
  cumulative effect in accounting principle.....     (35,214)  (224%)      (20,359)     (94%)       (37,992)   (152%)
Extraordinary item:
   Gain on extinguishment of debt...............          --     --             --       --          88,781    (355%)
                                                   ---------  --------     --------   --------      --------  --------
Income (loss) before cumulative effect of
   change in acounting principle................     (35,214)  (224%)     (20,359)      (94%)        50,789     203%
Cumulative effect of change in acounting
   principle....................................     (20,161)  (129%)           --       --              --      --
                                                   ----------  --------   --------    --------     --------   --------
Net income (loss)...............................   $ (55,375)  (353%)     $(20,359)     (94%)      $ 50,789     203%
                                                   =========   ========   ========    ========     ========   ========

BALANCE SHEET DATA:
Working capital (deficiency) ...................   $ (50,549)             $ (3,558)                $  1,884
Property, plant and equipment, net..............       7,517                13,665                   19,149
Total assets....................................      16,251                46,499                   62,925
Total long-term debt............................          --                44,045                   39,200
Stockholders' equity (deficiency) ..............     (42,855)              (10,045)                  11,088

OTHER OPERATING DATA:
Number of subscribers at end of period..........      58,633                69,355                   80,609
Average monthly revenue per subscriber..........   $   22.69              $  24.68                $   28.06


Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         REVENUES. The Company's revenues consist primarily of subscription revenues (which are principally monthly fees paid by subscribers for the Company's pay television programming and Internet access and data communication services and equipment use), installation fees and advertising revenues. The Company introduced its pre-paid television subscription model, Mais TV, during late 1999 and early 2000 in two of its principal markets, Brasilia and Belem. Under the pre-paid subscription model, customers pay the monthly fee in advance of the Company's provision of the monthly services. However, the Company does not recognize these fees as revenues until the service is provided.

         Monthly subscription revenue for 2002 decreased by 24% compared to 2001, primarily due to a decrease in the average number of subscribers. Installation revenue for 2002 decreased by 60% compared to 2001, mainly atributable to a reduction in the number of installations. Technical assistance revenue for 2002 decreased by 76% compared to 2001, primarily due to the Company's decision not to charge for some services in order to maintain the customer in the subscriber base. Advertising revenue for 2002 decreased by 58% compared to 2001, largely due to the termination of contracts concerning the broadcast of the Belem's Soccer Championship, which resulted in a reduction of $400,000. Other revenue for 2002 decreased by 87% compared to 2001. In addition, during 2002, the real suffered a devaluation of 52.3% when compared to U.S. dollar, which negatively affected the Company's revenues. Net revenue for the year ended December 31, 2002 was $15,692,000, as compared to $21,697,000 for the previous year, a reduction of 28%.

         SYSTEM OPERATING EXPENSES. System operating expenses include programming costs, certain payroll and employee benefit costs, vehicle rentals, the costs of providing the Mais TV magazine and other costs. System operating expenses decresead in 2002 by 26% compared to 2001, primarily due a decrease in the average number of subscribers. In connection with the reduction in the number of subscribers, the Company has initiated a program of costs reduction to offset the decrease in revenue. In the near term, the Company intends to restructure its organization, downsize its work force and renegotiate its supply contracts. Payroll and benefits decreased in 2002 by 33% compared to 2001, primarily due a reduction in the number of employees, which resulted in an approximately $510,000 reduction in costs. Programming costs decreased in 2002 by 11% compared to 2001, largely due to a decrease in the average number of subscribers offset by the 52.3% devaluation of the real. Other costs decresead in 2002 by 49% compared to 2001, primarily due to the termination of transmission right's to Belem's Soccer Championship, which resulted in a reduction of $552,000.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses include certain payroll and employee benefit costs, rental costs, advertising and promotional expenses and other administrative expenses. SG&A expenses decreased 36% in 2002 compared to 2001, primarily due to the reorganization of the Company's internal structure, which consisted of a reduction in the number of employees and in other administrative expenses. These actions resulted in a reduction in expenses of approximately $1,583,000 in 2002 as compared to 2001. Payroll and benefits expenses were $2,313,000 for the year ended December, 31 2002, as compared to $4,313,000 for the prior year, a decreased of 45%, resulting primarily from an 18% reduction in the number of employees. Bad debt expense was $662,000 for period ended December 31, 2002, as compared to $1,633,000 for the previous year, a decrease of 59%, principally due to adoption of the pre-paid subscription service and also the implementation of the program to strengthen the Company's customer credit requirements policy and to reduce the number of days past due bills that are permitted to be oustanding before disconnecting service.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization includes depreciation of systems, equipment, installation material and amortization of licenses. Depreciation and amortization expense was $3,028,000 for the period ended December, 31 2002, versus $8,020,000 in 2001. Depreciation and amortization decreased in 2002 by 62% compared to 2001, primarily due to the fact that the Company's reorganization value in excess of amounts allocable to identifiable assets was totally impaired as of January 1, 2002 and was written off in accordance with SFAS 142. See "Recent Accounting Pronouncements" above.

         INTEREST EXPENSE. Interest expense increased by 9% in 2002 compared to 2001, primarily as a result of an increase in the the U.S. dollar-denominated debt from $44,045,000 for the period ended December 31, 2001 to $46,688,000 for the period ended December 31, 2002.

         INTEREST INCOME. Interest and other income decreased by 15% in 2002 compared to 2001, primarily due to the strong devaluation of the real against the U.S. dollar. In reais, the Company's interest and other income increased approximately 8%; however, this increase was offset by the apreciation of the U.S. dollar.

         FOREIGN EXCHANGE LOSS. Foreign exchange loss in 2002 increased 330%, substantially due to the substantial devaluation of the real against the U.S. dollar and strengthened by the increase in the U.S. dollar-denominated debt from $44,045,000 for the period ended December 31, 2001 to $46,688,000 for the period ended December 31, 2002.

         CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. The Company adopted SFAS No. 142 as of January 1, 2002. Under SFAS No. 142, the Company was required to perform an impairment analysis of its ERV as of January 1, 2002. The impairment loss of $20,161,000 was recognized as the cumulative effect of change in accounting principle in the Company's consolidated statement of operations in 2002.

         NET LOSS. Net loss for 2002 was $55,375,000 versus $20,359,000 in 2001, primarily due to the cumulative effect of the change in accounting principle in 2002 resulting from the adoption on January 1, 2002 of the SFAS 142 resulting in the recognition of an impairment loss of $20,161,000 on ERV. During the twelve months period ended December 31, 2002 the real suffered a substantial devaluation, when compared to U.S. dollar, a depreciaton of approximately of 52.3%. This devaluation caused a significant monetary loss deriving from the ITSA's U.S. dollar-denominated debt.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

         REVENUES. The Company's revenues for 2001 decreased by 13% compared to 2000, primarily due to a decrease in the average number of subscribers, which resulted in an 8% decrease in subscription revenues, a 61% reduction in installation fees revenues and a 22% reduction in advertising revenues. These decreases were partially offset by an increase in internet and data communication services revenues of approximately $845,000, or 388%. These fluctuations include the effects of the 19% devaluation of the real against the U.S. dollar in 2001, which also contributed to the declines in revenues.

         SYSTEM OPERATING EXPENSES. System operating expenses increased in 2001 by 4% compared to 2000, primarily due an increase in the cost of the transmission rights to Belem's Soccer Championship. In 2001, the Company paid $1,027,000 for these rights, compared to $842,000 paid in 2000.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses decreased 28% in 2001 compared to 2000, primarily due to the reorganization of the Company's internal structure, which consisted of a reduction in the number of employees and in other administrative expenses. These actions resulted in reduction in expenses of approximately $1,980,000 in 2001 as compared to 2000.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased in 2001 by 31% compared to 2000, primarily due to adjustments to reduce fixed assets to their fair value as a result of the adoption of "fresh start accounting" and certain assets acquired before December 31, 1997 becoming fully depreciated. This was partially offset by the amortization of the reorganization intangible totaling $2,099,000 for the year ended December 31, 2001. A reorganization intangible asset of $31,413,000 was recognized upon the adoption of fresh-start accounting.

         STOCK COMPENSATION. Stock compensation expense was recognized during 2000 in connection with the Company's reorganization.

         INTEREST EXPENSE. Interest expense decreased by 55% in 2001 compared to 2000, primarily due to a significant extinguishments of debt, which totaled approximately $140 million on July 20, 2000, and was reduced to $35 million as the result of the Company's restructuring and fresh start accounting.

         INTEREST INCOME. Interest and other income decreased by 78% in 2001 compared to 2000, primarily due to a decrease in average cash balances between the two periods.

         FOREIGN EXCHANGE LOSS. Foreign exchange loss in 2001 remained substantially unchanged compared to 2000 since the Company's outstanding balance of its U.S. dollar denominated debt did not change significantly during 2001.

         REORGANIZATION COSTS. During 2000, reorganization costs totaling $5,930,000 were incurred in connection with the Company's reorganization and emergence from Chapter 11 bankruptcy proceedings. Included within the $5,930,000 recognized in 2000 is an adjustment to state assets and liabilities as a result of adoption of the fresh start accounting.

         EXTRAORDINARY ITEM-GAIN ON EXTINGUISMENT OF DEBT. During 2000, an extraordinary gain of $88,781,000 was recognized as a result of the Company's restructuring and emergence from Chapter 11 bankruptcy proceedings.

         NET INCOME (LOSS). Net income (loss) for 2001 was ($20.4) million versus $50.8 million in 2000, primarily due to the effect of the extraordinary gain of $88.8 million in 2000 resulting from the Company's restructuring and partially offset by reorganization items of ($9.2) million.

         B.   LIQUIDITY AND CAPITAL RESOURCES.


                                                              2002            2001             2000 (1)
                                                            --------        --------          ----------
CASH FLOWS DATA :
Net cash provided by (used in) operating activities...      $ 2,576         $    962          $ (31,611)
Net cash used in investing activities.................         (576)          (2,274)            (6,241)
Net cash used in financing activities.................           --               --                 --
Capital expenditures..................................          576            2,274              7,400


-----------

(1) For purposes of facilitating analysis, the cash flow data for the six months and twenty days ended July 20, 2000 has been combined with the cash flow data for the five months and eleven days ended December 31, 2000.

         Although the Company generated net cash provided by operating activities of $2,576,000 during 2002, operating losses amounted to $55,375,000. Net cash provided by operating activities in 2002 can be attributed to depreciation and amortization of $3,028,000, provision for doubtful accounts of $662,000, foreign exchange loss of $26,596,000 and cumulative effect of change in accounting principle of $20,161,000, which are items or adjustments that are made to reconcile the net loss to cash provided by operating activities. In addition, an increase in accrued interest and accounts payable of $2,584,000 in 2002 as compared to 2001, contributed to an increase in cash flow from operating activities as compared to 2001.

         Although the Company generated net cash provided by operating activities of $962,000 during 2001, operating losses amounted to $20,359,000. Net cash provided by operating activities in 2001 can be attributed to depreciation and amortization of $8,020,000, provision for doubtful accounts of $1,633,000 and foreign exchange loss of $6,179,000. In addition, an increase in accounts payable and accrued liabilities of $5,773,000 in 2001 as compared to 2000 and proceeds from the sale of operating loss carryforwards of $1,800,000 contributed to a positive cash flow from operating activities in 2001. Net cash used in operating activities during 2000 of $31,611,000 primarily resulted from operating losses experienced during this period.

         The Company made capital expenditures of approximately $0.6 million, $2.3 million and $7.4 million during 2002, 2001 and 2000, respectively. These capital expenditures were primarily financed with available cash. As of December 31, 2002, the Company had approximately $3.2 million in cash and cash equivalents. The Company has incurred operating losses since inception and had a working capital and stockholders' deficiency of $50,549,000 and $42,885,000, respectively, at December 31, 2002. Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and to fund maturities of debt as they become due. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and the Company can give no assurance that existing securityholders will provide any portion of the Company's financing requirements. Furthermore, the indenture related to the 12% Senior Secured Notes restricts the amount of additional indebtedness that the Company may incur. Consequently, the Company can give no assurance that it will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet the Company's current and future financing needs. Failure to obtain any required additional financing would have a material adverse effect on the Company's business, results of operations and financial condition, which may include the termination of the operations of the Company's business.

         Due to the Company's financial constraints and limited capital resources, the Company failed to pay the interest due on December 20, 2002 under its 12% Senior Secured Notes. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company's default in the payment of this interest continuing for a period of more than 30 days. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company's assets and the termination of the operations of the Company's business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the Notes due and payable in full and to demand the immediate payment of the Notes. However, the Company can give no assurance that the noteholders will not fully exercise their rights in the future. The Company does not anticipate that it will be able to pay either the interest or the principal due under the 12% Senior Secured Notes in the foreseeable future.

         The Company's business is capital intensive. In previous years, the Company made a substantial amount of import purchases of equipment with the use of letters of credit provided by banks in Brazil. As of December 31, 2002, the Company had no amounts outstanding under letters of credit.

         The Company's Ordinary Shares are currently tradable in the over-the-counter market and are listed on the OTC Bulletin Board. The effects of shares trading in the over-the-counter market, as opposed to being listed on a national exchange, include, without limitation, the limited release of market prices of the Ordinary Shares, limited news coverage of the Company and limited investor interest in the Company. These factors may have a significant adverse effect on the trading market and prices for the Ordinary Shares, thereby affecting the Company's ability to issue additional securities or secure additional financing. In addition, because the Ordinary Shares are deemed to be a penny stock under the Securities Enforcement Penny Stock Reform Act of 1990, additional disclosure is required in connection with trading in the Ordinary Shares, including delivery of a disclosure schedule explaining the nature and risk of the penny stock market. These requirements could further limit the liquidity of the Ordinary Shares.

         In developing its subscriber base, the Company initially adopted an aggressive policy of adding new subscribers, which included relaxed customer credit requirements. Since 1997, and especially during 1998 and 1999, Brazil has suffered economic downturns that resulted in increases in the Company's past-due accounts. The Company's business is affected by its customers' ability to pay for the services they receive. If the Brazilian economy worsens because of a decrease in the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, then a greater portion of the Company's customers may not be able to pay their bills, which would increase the Company's bad debts and provision for doubtful accounts. The economic recession in the United States of America that commenced in 2001, coupled with investor reluctance to invest in developing countries after the September 11, 2001 terrorist attacks in the U.S., contributed to bring an economic slowdown and increased unemployment in Brazil. This is turn has led to higher interest rates and greater devaluation. Higher interest rates and devaluation generally result in a significant decrease in purchasing power of Brazilian consumers, resulting in a decrease in the demand for services, such as cable television services, and higher accounts receivable delinquency. All of the foregoing has contributed to an increase in the Company's level of past-due accounts. Past-due balances have had a significant adverse effect on the Company's liquidity and financial condition since increases in these balances reduce the amount of funds available to meet its working capital, debt service and capital expenditure requirements. To mitigate the effects of this situation, since 2000, the Company has implemented a program to strengthen its customer credit requirements policy and to reduce the number of days past due bills that are permitted to be outstanding before disconnecting service. See "Critical Accounting Policies" above. Furthermore, the Company's adoption of its pre-paid subscription service, Mais TV, is also intended to minimize the level of the Company's past-due accounts and its impact on the Company's financial condition. The Company recorded allowances for uncollectible accounts of $1,670,000 in 2000, $1,633,000 in 2001 and $662,000 in 2002. These amounts represented approximately 5%, 6% and 4% of gross revenues in 2000, 2001 and 2002, respectively. During the same periods, write-offs of bad debts amounted to approximately $1.0 million in 2000, $1.4 million in 2001 and $0.6 million in 2002. As a result, the Company reduced its accounts receivable balance from approximately $0.8 million at December 31, 2000 to approximately $0.6 million at December 31, 2001 and to approximately $0.4 million at December 31, 2002.

         C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES.

         The Company is not engaged in significant research and development operations. However, the Company continues to consider the utilization of its MMDS networks to provide other services.

         D.   TREND INFORMATION.

         See "A. Operating Results" and "B. Liquidity and Capital Resources" above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.   DIRECTORS AND SENIOR MANAGEMENT.

         The following table sets forth certain information with respect to the persons who are members of the Board of Directors or are executive officers of the Company as of December 31, 2002.



                     NAME                                    AGE                              POSITION
                     ----                                    ---                              --------

Hermano Studart Lins de Albuquerque                           39                Chief Executive Officer, Secretary
                                                                                and Director
Carlos Andre Studart Lins de Albuquerque                      38                President, Chief Operating Officer,
                                                                                acting Chief Financial Officer and
                                                                                Director
James B. Rubin                                                48                Director
Steven A. Audi                                                35                Director
Luciano Puccini Medeiros                                      32                Director


         The business experience of each of the directors and executive officers of the Company during the last five years is as follows:

         HERMANO STUDART LINS DE ALBUQUERQUE, one of the co-founders of the Company, has served as Chief Executive Officer, Secretary and a director of the Company since its incorporation. Mr. Lins received a Master's degree in Artificial Intelligence from the University of Sussex, England and a Bachelor of Science degree in Electronic Engineering from the University of Brasilia. Mr. Lins was a member of the MMDS Regulation Commission, and is currently a member of C-INI, a committee inside ANATEL to support the development of Brazil's National Information Infrastructure. Mr. Lins is also Chairman of the Board of ITSA. Mr. Lins is the brother of Mr. Carlos Andre Studart Lins de Albuquerque.

         CARLOS ANDRE STUDART LINS DE ALBUQUERQUE, one of the co-founders of the Company, has served as President, Chief Operating Officer and a director of the Company since its incorporation and as the acting Chief Financial Officer since October 1998. Mr. Lins also served as Treasurer of the Company from its incorporation until July 1997. Mr. Lins received a Bachelor of Science degree in Physics from the University of Brasilia and a Bachelor of Science degree in Mathematics from the University of Ceub. Mr. Lins is the brother of Mr. Hermano Studart Lins de Albuquerque.

         JAMES B. RUBIN has been a director of the Company since June 2000. Mr. Rubin is currently the Co-Chairman and Chief Investment Officer of Resurgence Asset Management, L.L.C. He has managed the investment portfolios of Resurgence and its predecessors since 1989.

         STEVEN A. AUDI has been a director of the Company since July 2000. Mr. Audi is Senior Vice President of Resurgence Asset Management, L.L.C. Mr. Audi joined Resurgence in 1997. Mr. Audi was formerly with Bear Stearns, from 1992 to 1995, as a Vice President and then Director of Risk Management and with Bankers Trust, from 1990 to 1992, as an Associate in the Global Markets division. Mr. Audi holds a B.S. in Economics from Ohio State University and a M.B.A. from the Wharton School at the University of Pennsylvania.

         LUCIANO PUCCINI MEDEIROS has been a director of the Company since July 2000. Mr. Medeiros received a Juris Doctor degree from Candido Mendes University Law School in 1993. Acting in the Mergers and Acquisitions, Privatizations, Securities Law, International Business Transactions and Banking fields, he practiced law for with Banco Pactual S.A. from 1992 until 1997, when he became an Associate at the Jones Day Reavis and Pogue Law

Office. After working as an investment banker for Banco Pactual S.A. for one year, in 1999 he joined Barbosa, Mussnich & Aragao Law Office, where he is currently an Associate.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, certain officers and persons holding more than 10% of a registered class of the Company's equity securities to file reports of ownership and reports of changes in ownership with the United States Securities and Exchange Commission (the "Commission") and any exchange on which the Company's securities are traded. Directors, certain officers and greater than 10% stockholders are also required by Commission regulations to furnish the Company with copies of all such reports that they file. Based on the Company's review of copies of such forms provided to it, the Company believes that all filing requirements were complied with during the fiscal year ended December 31, 2002.

         B.   COMPENSATION.

SUMMARY COMPENSATION TABLE

         The following table sets forth information concerning compensation in 2002 for services in all capacities awarded to, earned by, or paid to, the Company's Chief Executive Officer and the only other executive officer of the Company whose aggregate cash and cash equivalent compensation in 2002 exceeded $100,000 (collectively, the "Named Executive Officers"):

                   NAME AND POSITION                      SALARY ($)
                   -----------------                      ----------

Hermano Studart Lins de Albuquerque,
   Chief Executive Officer............................      $203,000

Carlos Andre Studart Lins de Albuquerque,
   President, Chief Operating Officer and acting
   Chief Financial Officer............................      $203,000

STOCK OPTIONS

         All outstanding options were cancelled in connection with the plan of reorganization. No options or stock appreciation rights were granted or exercised by the Named Executive Officers during fiscal 2002.

EMPLOYMENT AGREEMENTS

         The Company has entered into employment agreements with each of Messrs. Hermano Lins and Carlos Andre Lins, pursuant to which Mr. Hermano Lins serves full time as Chief Executive Officer of the Company and Mr. Carlos Andre Lins serves full time as President and Chief Operating Officer of the Company. The minimum annual base salary under such agreements for each of Messrs. Lins is $203,000. In addition, each of Messrs. Lins is eligible to receive an annual bonus, in an amount to be determined by the Board, based on the achievement of certain criteria which shall be established each year by the Board. The bonus for any year shall be no less than 25 percent and no greater than 120 percent of the executive's salary for any year. Pursuant to each of Messrs. Lins' employment agreements, if the Company terminates the executive's employment for reasons other than "cause" (as defined therein), the Company is required to pay
(i) any compensation accrued and unpaid as of the date of such termination; (ii) the executive's base salary as in effect on the date of such termination, for a period of 18 months commencing on such date, in accordance with customary payroll procedures (provided, however, that the Company, in its discretion, may pay such salary in a lump sum); and (iii) any bonus that the executive would have earned in the year his employment is terminated, prorated as of the date of such termination.

         C.   BOARD PRACTICES.

DUTIES OF DIRECTORS

         Under Cayman Islands law, the Company's directors have a duty of loyalty to act honestly in good faith with a view to promoting the Company's best interests. The Company's directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the Company, the Company's directors must ensure compliance with the Company's memorandum and articles of association and the class rights vested under the Company's memorandum and articles of association in the holders of the Ordinary Shares.

TERMS OF DIRECTORS AND OFFICERS

         The Company's Memorandum and Articles of Association allow the Company's shareholders to elect duly nominated directors at an annual meeting In any such election, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. In addition, a director may be removed at any annual or general meeting by the holders of a majority of the outstanding shares entitled to vote in an election of directors. Further, the Company's directors have the power at any time to appoint any person to become one of the Company's directors, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with the Company's Memorandum and Articles of Association. The Company's Memorandum and Articles of Association provide that the board of directors shall consist of seven, but a majority of the Company's shareholders may by ordinary resolution increase or reduce the limits on the number of directors. The term of executive officers is determined by the Company's board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company does not currently have a standing audit committee or compensation committee.

         D.   EMPLOYEES.

         The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.


                                                                  AS OF DECEMBER 31,
                       ----------------------------------------------------------------------------------------------------------
                                    2002(*)                             2001(*)                             2000(*)
                       ----------------------------------  ----------------------------------  ----------------------------------
CITY                   OFFICERS    MANAGEMENT    OTHERS    OFFICERS    MANAGEMENT    OTHERS    OFFICERS    MANAGEMENT    OTHERS
---------------------- ----------------------------------  ----------------------------------  ----------------------------------
Brasilia                   5           9          258         5            10          296         5           13          426
Belem                      -           1           64         -            1           73          -            1          95
Goiania                    -           1           31         -            1           50          -            1          66
Campina Grande             -           1           18         -            1           18          -            1          23
Uberaba                    -           -           2          -            -            2          -            -           4
Franca                     -           -           2          -            -            2          -            -           3
Bauru                      -           -           2          -            -            2          -            -           3
Porto Velho                -           -           2          -            -            2          -            -           3
Caruaru                    -           -           2          -            -            2          -            -           3
Presidente Prudente        -           -           2          -            -            2          -            -           3
Belo Horizonte             -           -           2          -            -            1          -            -           -
Vitoria                    -           -           2          -            -            1          -            -           -
---------------------- ----------------------------------  ----------------------------------  ----------------------------------
TOTAL                      5           12         387         5            13          451         5           16          629
====================== ==================================  ==================================  ==================================

(*) As of December 31, 2002, the Company employed 15 trainees; as of December 31, 2001, the Company employed 14 trainees; and as of December 31, 2000, the Company employed 18 trainees.

         E.   SHARE OWNERSHIP.

         See "Item 7. Major Shareholders and Related Party Transactions -
A. Major Shareholders" below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.   MAJOR SHAREHOLDERS.

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares, $0.01 par value per share (the "Ordinary Shares") as of March 15, 2002, by (i) each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and
(iv) all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders of the Company.

                                                                                                    PERCENTAGE
                                                                                                        OF
NAME AND ADDRESS (1)                                                   NUMBER OF SHARES (2)         CLASS (2)
--------------------                                                   --------------------     -------------

Resurgence Asset Management, L.L.C., and related entities (3)
   10 New King Street
   First Floor
   White Plains, New York 10604.................................           3,400,914                34.0%

Compex Holdings (4)
   c/o Maples and Calder, Attorneys at Law
   Ugland House
   P.O. Box 309 George Town
   Grand Cayman, Cayman Islands, British West Indies............           1,500,000                 15.0%

Various Singer Family Entities (5)
   25 Coligni Avenue
   New Rochelle, New York 10801.................................             848,313                  8.5%

Stephen Feinberg (6)
   450 Park Avenue
   28th Floor
   New York, New York 10022.....................................             572,001                  5.7%

Hermano Albuquerque (7).........................................             116,588                  1.2%
Carlos Andre Albuquerque (7)....................................             116,588                  1.2%
Steven A. Audi (8)..............................................                  --                   --
James B. Rubin (8)..............................................                  --                   --
Luciano Puccini Medeiros........................................                  --                   --
All executive officers and directors
  as a group (5 persons) (7)(8).................................             233,176                  2.3%


-------------------------
(1) Unless otherwise indicated above, the address for each stockholder identified above is ITSA Ltd. c/o ITSA-Intercontinental
         Telecomunicacoes Ltda, SCS Quadra 07-Bl.A, Ed. Torre Patio Brasil, Sala 601, 70.307-901 Brasilia-DF, Brazil.

(2) Beneficial ownership is determined in accordance with the rules of the Commission. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3) Based on information contained in Schedule 13D filed jointly by Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C., Re/Enterprise Asset Management, L.L.C., and certain of their related entities and affiliates (the "Resurgence Entities") on February 14, 2002. Resurgence Asset Management, L.L.C. has sole voting and dispositive power for 1,319,200 shares, Resurgence Asset Management International, L.L.C. has sole voting and dispositive power for 676,685 shares and Re/Enterprise Asset Management, L.L.C. has sole voting and dispositive power for 1,327,943 shares. The Resurgence Entities have, in the aggregate, sole voting and dispositive power for 3,400,914 shares. Steven A. Audi is Senior Vice President of Resurgence Asset Management, L.L.C.

(4) Compex Holdings is a Cayman Islands corporation, owned entirely by the following members of the Company's management: Hermano Albuquerque, Carlos Andre Albuquerque, Ari Lisboa, Geraldo C. Mello, Carlos Souza, Veronica Albuquerque, Dilton Caldas and Robespierre M. Sa.

(5) Represents 460,027 shares owned by the Gary & Karen Singer Children's Trust, 234,286 shares owned by Romulus Holdings, Inc., 149,000 shares owned by the Second G & K Singer Children's Trust and 5,000 shares owned by the Mars/Normel Retirement Trust. Steven Singer is the Executive Vice President of Romulus Holdings, Inc. and the Trustee of the Gary & Karen Singer Children's Trust and the Second G & K Singer Children's Trust. Brad Singer is an officer of Romulus Holdings, Inc. and the Trustee of the Mars/Normel Retirement Trust.

(6) Based on information contained in Schedule 13G filed by Stephen Feinberg on March 1, 2001. As of July 25, 2000, 269,143 shares were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and 131,429 shares were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). In addition, as of such date, 171,429 shares were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Ordinary Shares owned by each of International, Institutional and the Funds.

(7)      Does not include shares owned by Compex Holdings.  See note 4 above.

(8) Does not include shares owned by the Resurgence Entities. See note 3 above.

         All Ordinary Shares are entitled to one vote per share. To the extent known by the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of control of the Company.

         As of June 27, 2003, there were approximately 18 holders of record of the Ordinary Shares. Of these holders, approximately 10 had registered addresses in the United States and held approximately 8,214,205 shares, or 82% of the total outstanding Ordinary Shares.

         B. RELATED PARTY TRANSACTIONS.

         None.

         C. INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

         A.   CONSOLIDATED STATEMENTS AND OTHER INFORMATION.

         See Item 18 for all financial statements required to be filed as part of this Annual Report.

LITIGATION

         The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. The Company believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings, the Company has made judicial deposits, which will only be released upon a favorable judgment. Under Brazilian law, in certain litigation in which monetary claims are asserted against the Company, the Company is required to make certain deposits into an escrow account designated by the applicable court. The amount to be deposited is determined based on the nature and amount of the claim against the Company as well as other factors considered by the court. In the event of a judgment favorable to the Company, these escrowed funds will be returned to the Company. On the other hand, in the event of an unfavorable resolution of the legal claim, these deposits will be applied as a payment to the plaintiff in the litigation.

         Judicial Deposits are comprised of the following:

                                                 DECEMBER 31,      DECEMBER 31,
                                                     2002              2001
                                                  --------           --------

Judicial Deposits..............................    $ 1,316            $ 1,630
                                                   $ 1,316            $ 1,630
                                                   =======            =======


         The position of such provisions for tax, labor claims and other litigation are as follows:

                                                 DECEMBER 31,      DECEMBER 31,
                                                     2002              2001
                                                  --------           --------

Tax contingencies..............................    $ 3,272            $ 4,709
Other contingencies............................      1,456                587
                                                  --------           --------
                                                   $ 4,728            $ 5,296
                                                   =======            =======


         Besides the matters described above, the Company is involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses or insurance protection with respect to such litigation . However, the Company can give no assurance that any losses resulting from such litigation, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.


DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on the Ordinary Shares and does not presently anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. The Company currently expects that earnings, if any, will be retained for growth and development of the Company's business. The Company's ability to declare and pay dividends is (i) affected by the ability of the Company's present and future subsidiaries to declare and pay cash dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through its subsidiaries, and (ii) restricted by the terms of the Indenture, dated as of July 20, 2000, among ITSA-Intercontinental Telecomunicacoes Ltda., as issuer, the several Guarantors named therein, and The Bank of New York, as trustee, pursuant to which the Company issued $35 million aggregate principal amount of 12% Senior Secured Notes due 2004.

         Subject to the foregoing and to any restrictions which may be contained in future indebtedness of the Company, the payment of cash dividends on the Ordinary Shares will be within the sole discretion of the Company's Board of Directors, and will depend upon the earnings, capital requirements and financial position of the Company, applicable requirements of law, general economic conditions and other factors considered relevant by the Company's Board of Directors.

         B.  SIGNIFICANT CHANGES.

         No significant changes have occurred since the date of the Company's Consolidated Financial Statements included in the Form 20-F.

ITEM 9.  THE OFFER AND LISITING

         A.   OFFER AND LISTING DETAILS.

         From July 30, 1996 to February 4, 1999, TV Filme's common stock, $0.01 par value per share (the "Common Stock"), was quoted on the Nasdaq National Market ("Nasdaq") under the symbol "PYTV." Effective February 4, 1999, the Common Stock was delisted from Nasdaq based on the inability to comply with certain requirements for continued listing, including the net tangible assets and minimum bid price requirements. Following delisting, the Common Stock and subsequently the Company's Ordinary Shares have been listed on the OTC Bulletin Board, sporadically traded in the over-the-counter-market and reported in the "pink sheets." The OTC Bulletin board is a controlled quotation service that offers real-time quotes, last-sale prices and volume information in over-the-counter equity securities.

         The following table reflects the high and low sale prices for the Common Stock and the Ordinary Shares, as reported by the OTC Bulletin Board, for the periods indicated:

                                   HIGH                    LOW
                                   ----                    ---

1998                               5.875                  0.250
1999                               1.625                  0.125
2000                               2.560                  0.310

2001
----
First Quarter                      1.250                  0.500
Second Quarter                     0.900                  0.650
Third Quarter                      0.550                  0.050
Fourth Quarter                     0.150                  0.030

2002
----
First Quarter                      0.040                  0.030
Second Quarter                     0.030                  0.010
Third Quarter                      0.010                  0.001
Fourth Quarter                     0.002                  0.001
Most recent six months
----------------------
December 2002                      0.001                  0.001
January 2003                       0.001                  0.001
February 2003                      0.001                  0.001
March 2003                         0.001                  0.001
April 2003                         0.001                  0.001
May 2003                           0.001                  0.001


         B.   PLAN OF DISTRIBUTION.

         Not applicable.

         C.   MARKETS.

         See "A. Offer and Listing Details" above.

         D.   SELLING SHAREHOLDERS.

         Not applicable.

         E.   DILUTION.

         Not applicable.

         F.   EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

         A.   SHARE CAPITAL.

         Not applicable.

         B.   MEMORANDUM AND ARTICLES OF  ASSOCIATION.

         The Company is incorporated as an exempted company in the Cayman Islands, and its affairs are governed by its Memorandum and Articles of Association, the Companies Law (2002 Revision) of the Cayman Islands (the "Companies Law") and the common law of the Cayman Islands. The following is a summary of the Company's Memorandum and Articles of Association, including the rights and privileges pertaining to the shares of the Company. This summary is qualified in its entirety by reference to the Company's Memorandum and Articles of Association (see Item 19 - Exhibits 1.1 and 1.2).

REGISTERED OFFICE

         The Company's registered office is located at the offices of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

OBJECTS AND PURPOSES

         Clause 3 of the Company's Memorandum of Association provides that the objects for which the Company is established are unrestricted.

DIRECTORS

         Clause 72 of the Articles of Association of the Company provides that a director (or his alternate director in his absence) may vote with respect to any contract or transaction with the Company in which he is interested provided that the nature of the interest of any director or alternate director in any such transaction is disclosed by him or the alternate director appointed by him at or prior to its consideration and any vote thereon. Clause 66 provides that the remuneration to be paid to the directors shall be determined by the directors. Such remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid their traveling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a contribution partly of one such method and partly the other. Clause 67 provides that the directors may by resolution award special remuneration to any director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine of work as a director. Any fees paid to a director who is also counsel or solicitor to the Company, or otherwise serves in any professional capacity shall be in addition to his remuneration as a director. The directors may exercise all powers of the Company to borrow money without restriction. There is no mandatory retirement age or minimum shareholding requirements for directors.

SHARES

         GENERAL. The Company's share capital is not divided into different classes although shares may on issue be given such preferred, deferred or other special issue rights or restrictions as the directors consider proper. The shares in issue, referred to herein as the Ordinary Shares, have not been given any such rights and all are of the same class with the same rights, entitlements and restrictions. Certificates representing the Ordinary Shares are issued in registered form. The Ordinary Shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands law, non-residents may freely hold, vote and transfer Ordinary Shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the Company's Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the Ordinary Shares.

         DIVIDENDS. Holders of Ordinary Shares are, if dividends are declared, entitled to share equally in such dividends which shall be paid according to the amounts paid or credited as paid on their shares. There is no time limit by which, if declared dividends are unclaimed, the right of claim shall be forfeited. No dividend or distribution shall be payable except out of the profits of the Company realized or unrealized, or out of the share premium account or as otherwise permitted by statute.

         VOTING RIGHTS. Every holder of Ordinary Shares of record in person or by proxy (at a general meeting) shall have one vote and on a poll every holder of shares (present in person or by proxy) shall have one vote for each share registered in his name in the Register of Members of the Company. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the chairman of the meeting or any other shareholder present in person or by proxy. Any holder of Ordinary Shares is entitled to give notice of nomination of a director in the manner set forth in Clause 95(a) of the Company's Articles of Association. New directors shall be elected at the annual meeting or a general meeting of shareholders in the manner set forth in Clause 95(b) of the Company's Articles of Association.

         LIQUIDATION. Clause 122 of the Company's Articles of Association provides that in the event of the Company being wound-up, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding-up, the excess shall be distributed amongst the shareholders in proportion to the capital paid-up at the commencement of winding-up upon the shares held by them respectively.

         FURTHER CAPITAL CALLS. The Company's Articles of Association contain provisions dealing with the manner in which capital calls can be made on shareholders, but these only apply to situations in which the shares are issued partly paid and are subject to the specific terms of issue of such partly paid shares. The Ordinary Shares have been issued as fully paid.

         CHANGES IN SHARE CAPITAL. Cayman Islands law provides that the share capital of the Company may be increased in such manner as is provided for in its Articles of Association. The Company's Articles of Association provide that the share capital may be increased by ordinary resolution of the shareholders. The Articles of Association are permissive of a repurchase or reduction in share capital, subject to approval by special resolution and such additional approval as are required under the Companies Law. Any reduction of capital would require the approval of the Grand Court of the Cayman Islands.

SHAREHOLDERS' RIGHTS

         Clause 12 of the Company's Articles of Association provides that the rights attached to any class of shares may be varied by either special resolution of the shareholders of that class (that is, a resolution passed by two-thirds majority of the shareholders present at a properly convened and constituted shareholders' meeting and entitled to vote) or by the consent in writing of the holders of three-fourths of the issued shares of that class.

SHAREHOLDER MEETINGS

         As an exempted company, the Company is not required to hold an annual general meeting of shareholders. If it does hold an annual general meeting, then it is required to call such meeting on not less than ten days and not more than sixty days' notice. Notice shall be exclusive of both the day on which it is given and of the day for which it is given and shall specify the place, day and the hour of the meeting and the general nature of the business of the meeting. A quorum must be present when the meeting proceeds to business. A quorum is majority of members in person or by proxy holding a majority of the outstanding shares entitled to vote at the general meeting.

         The directors may whenever they think fit, and they shall on the requisition of members of the Company holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company entitled to vote, proceed to convene a general meeting of the Company. The notice and quorum requirements are the same as for an annual general meeting.

DIFFERENCES IN CORPORATE LAW

         The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to the Company and the laws applicable to companies incorporated in the United States and to their shareholders.

         MERGERS AND SIMILAR ARRANGEMENTS. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. Mergers in the United States generally require the approval of a majority of the outstanding common stock of both entities involved in the proposed merger. In the Cayman Islands, however, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority of the shareholders or of each class of shareholders, as the case may be, and creditors with whom the arrangement is to be made and who must represent three-fourths in value of the shareholders or of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangements if it satisfies itself that:

         o the parties have complied with the statutory provisions regarding majority vote;

         o the shareholders have been fairly represented at the meeting in question;

         o the arrangement is one that a businessman would reasonably approve; and

         o the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

         When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

         If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

         SHAREHOLDERS' SUITS. Maples and Calder, the Company's counsel as to Cayman Islands law, has advised the Company that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

         o a company is acting or proposing to act illegally or outside of its powers;

         o the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

         o the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

         o those who control the company are perpetrating a "fraud on the minority."

INDEMNIFICATION

         Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company's articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to the Company's directors, officers or persons controlling the Company pursuant to these provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

         The Company is a Cayman Islands company. The Company incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

         o    political and economic stability;

         o    an effective judicial system;

         o unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

         o    the absence of exchange control or currency restrictions; and

         o    the availability of professional and support services.

         However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. For example, the remedies of shareholders and fiduciary responsibilities of the Company's directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law. However, the Company believes that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Based on English case law, the Company believes under Cayman Islands law, the Company's directors have a duty of loyalty to act honestly in good faith with a view to promoting the Company's best interests. The Company's directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the Company's directors must ensure compliance with the Company's memorandum and articles of association and the class rights vested under the Company's memorandum and articles of association in the holders of the shares.

         All of the Company's assets are located outside the United States. In addition, a majority of the Company's directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of the Company's assets and the assets of the Company's directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon the Company or the Company's directors and officers or to enforce against the Company or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

         Maples and Calder, the Company's counsel as to Cayman Islands law, have advised the Company that there is uncertainty regarding whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against the Company or its officers and directors predicated upon the securities laws of the United States or any state thereof.

         There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder have advised the Company that a final and conclusive judgment in a federal or state court of the United States under a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

         C.   MATERIAL CONTRACTS.

         The Company is not a party to any material contract other than those entered into in the ordinary course of business.

         D.   EXCHANGE CONTROLS.

         The system of foreign investment in financial and capital markets in Brazil was modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council.

         According to Resolution No. 2,689, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration with the Central Bank of Brazil. Qualified foreign investors registered with the Brazilian securities commission, the Comissao de Valores Mobiliarios ("CVM") and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

         The term "qualified foreign investors" includes any individual or financial or non-financial institution, resident or domiciled abroad, which:

         o    has a legal representative in Brazil;

         o    fills out a form to be kept on hand by the legal representative;

         o    obtains registration with the CVM as a foreign investor; and

         o    registers the foreign investment with the Central Bank.

         The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank.

         The restrictions on the remittance of foreign capital abroad may hinder or prevent holders of the Ordinary Shares from converting dividends, distributions or the proceeds from any sale of such Ordinary Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of the Ordinary Shares could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Ordinary Shares.

         Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurances that the federal government will not impose similar restrictions on foreign repatriations in the future.

         E.   TAXATION.

         The following summary contains a description of the material Cayman Island, Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Ordinary Shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. This summary is based upon the tax laws of the Cayman Islands, the tax laws of Brazil and related regulations and on the tax laws of the United States and related regulations as in effect on the date of this annual report. These laws and regulations may change in the future.

         Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. The Company cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Ordinary Shares. Prospective holders of Ordinary Shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Ordinary Shares in their particular circumstances.

CAYMAN ISLANDS TAX CONSIDERATIONS

         The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

         No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2002 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes material Brazilian tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes. This discussion does not address all the Brazilian tax considerations that may be applicable to any such particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Ordinary Shares.

Taxation of Dividends

         Dividends paid by the Company in cash or in kind from profits for periods beginning on or after January 1, 1996 to a non-Brazilian holder in respect of Ordinary Shares will generally not be subject to Brazilian withholding tax.

         Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at 15% if the profits the were generated in 1994 or 1995, and at 25% if the profits the were generated before 1994.

U.S. FEDERAL TAX CONSIDERATIONS

         The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares that may be relevant to you if you are a U.S. holder (as defined below) of such shares. For purposes of this discussion, a "U.S. holder" is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

         o    an individual citizen or resident of the United States,

         o a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,

         o an estate, the income of which is subject to U.S. federal income tax regardless of the source of that income, or

         o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) have the authority to control all substantial decisions of the trust.

         This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this discussion deals only with the Ordinary Shares that you hold as capital assets and does not apply if you are subject to special tax rules applicable to certain other holders, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold the Ordinary Shares as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively 10% or more of the Company's voting stock and persons whose "functional currency" is not the U.S. dollar. If a partnership holds Ordinary Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Ordinary Shares should consult their own tax advisers. This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. The Company urges you to consult your own tax adviser as to the tax consequences relevant to the ownership of the Ordinary Shares in light of your particular circumstances, including the effect of any state, local or non-U.S. laws.

Taxation of Distributions

         In general, distributions with respect to the Ordinary Shares will, to the extent made from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute taxable dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of the Company's current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in the Ordinary Shares, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to the Ordinary Shares generally will be subject to U.S. federal income taxation as ordinary dividend income taxable at ordinary income tax rates (and not eligible for treatment as capital gain under Section 1(h)(11) of the Code because the Ordinary Shares are not currently "readily tradeable in an established securities market" as defined in the Code) and will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit purposes, the dividend will be income from a source outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company generally will constitute passive income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, all foreign income taxes paid may instead be deducted in computing such holder's taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

         Taxable dividends paid in Brazilian currency will be included in your gross income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends, whether or not actually converted into U.S. dollars. You will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary taxable income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The Company urges you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss with respect to Brazilian currency received by you and not converted into U.S. dollars on the date of receipt.

Taxation of Capital Gains

         In general, gain or loss, if any, realized upon a sale or other taxable disposition of the Ordinary Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the Ordinary Shares. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held the Ordinary Shares for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of the Ordinary Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of the Ordinary Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. The Company urges U.S. holders of the Ordinary Shares to consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such shares.

Passive Foreign Investment Company Rules

         Special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" (a "PFIC"). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to the income and assets of subsidiaries, either:

         o    at least 75% of its gross income is "passive income"; or

         o at least 50% of the gross value of its assets, determined under special rules, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

         Based on the Company's estimates and analyses of its projected gross income and gross assets, the Company does not expect the Ordinary Shares to be considered shares of a PFIC for the Company's current fiscal year or for foreseeable future fiscal years. However, because the determination of whether the Ordinary Shares constitute shares of a PFIC is based upon the composition of the Company's income and assets (including, assets held by entities in which the Company holds at least a 25% interest), and the nature of the Company's activities, as determined from time to time, and because there are uncertainties in the application of the relevant rules, the Company cannot assure you that the Ordinary Shares will not be considered shares of a PFIC for any fiscal year. Moreover, the Company will not obtain an opinion of counsel, and no ruling will be sought from the Internal Revenue Service, regarding the Company's annual PFIC determination. If the Ordinary Shares were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) might be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such Ordinary Shares, or upon the receipt of certain distributions from us (including imposition of an interest charge). A U.S. holder of shares of a PFIC may mitigate some of these adverse U.S. Federal income tax consequences by electing to treat the PFIC as a "qualified electing fund." However, a holder of PFIC stock may not may such an election unless the PFIC provides the holder with certain financial information with respect to the PFIC. The Company does not anticipate that if it were to be treated as a PFIC, it would make such information available to the holders of the Ordinary Shares.

         A U.S. holder of "marketable stock" in a PFIC may make a "mark-to-market" election with respect to the PFIC stock, provided the PFIC stock is regularly traded on a qualified exchange. The Ordinary Shares are not currently regularly traded on a qualified exchange within the meaning of the PFIC rules, nor can the Company assure you that the Ordinary Shares will ever be so traded.

         If the mark-to-market election is made, an electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

         The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC. You should consult with your tax advisor regarding the application of the PFIC rules to the Ordinary Shares and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should the Company be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

         If you are a U.S. holder of the Ordinary Shares, you may, under certain circumstances, be subject to "backup withholding" (currently imposed at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends the Company pays or the proceeds of a sale of the Ordinary Shares, unless you (i) are a corporation or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the Internal Revenue Service.

         F. DIVIDENDS AND PAYING AGENTS. Not applicable.

         G.   STATEMENT BY EXPERTS.

         Not applicable.

         H.   DOCUMENTS ON DISPLAY.

         The document referred to in this Annual Report may be inspected at the Securities Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or accessed through the Commission's website at www.sec.gov.

         I.   SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's primary market risk exposure is foreign currency exchange rate risk between the U.S. dollar and the Brazilian real due to the Company having all of its operations based in Brazil, and most of its revenues and some of its expenses denominated in reais while substantially all of its debt and many of its expenses and capital equipment needs are denominated in dollars. In addition, for operating purposes, the Company holds a significant portion of its available cash in reais.

         The Company manages its risk exposure on its available cash held in reais by purchasing, from time to time, foreign currency exchange contracts which have the effect of "locking-in" a dollar based exchange rate for the Company's cash held in Brazil. At December 31, 1999, the Company had $28 million of foreign exchange contracts. The contracts held at December 31, 1999 expired in February 2000. These contracts permitted the Company to receive in reais, at maturity, the dollar equivalent of the contract value calculated using the exchange rate as of the maturity date. Subsequent to February 2000, the Company has not purchased any foreign currency exchange contracts and, as a result, no such contracts were outstanding as of December 31, 2000, 2001 and 2002. The Company recognizes realized and unrealized losses in its statement of operations as foreign exchange loss. Realized and unrealized losses during the periods ended December 31, 1999 and July 20, 2000 amounted to approximately $1.2 million and $2.2 million, respectively. There were no realized and unrealized losses on foreign currency exchange contracts for any periods subsequent to July 20, 2000.

         The Company currently believes that the cost of managing risk exposure with respect to its U.S. dollar-denominated debt and expenses is too high to warrant an attempt at mitigating this risk.

         Due to the Company's financial constraints and limited capital resources, the Company failed to pay the interest due of $2.8 million on December 20, 2002 under its 12% Senior Secured Notes. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the notes due and payable in full and to demand the immediate payment of the Notes. However, as a result of the default and the right of the noteholders to do so, the Company has reclassified the total amount of the long-term debt to current liabilities.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

         Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCES

         Due to the Company's financial constraints and limited capital resources, the Company failed to pay the interest due of $2.8 million on December 20, 2002 under its 12% Senior Secured Notes. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company's default in the payment of this interest continuing for a period of more than 30 days. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company's assets and the termination of the operations of the Company's business.

 ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.  CONTROLS AND PROCEDURES

         The Company's Chairman and Chief Executive Officer and its President, Chief Operating Officer and Acting Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

         There were no significant changes in the Company's internal controls or other factors that could significantly affect these controls subsequent to the date the Company's Chairman and Chief Executive Officer and its President, Chief Operating Officer and Acting Chief Financial Offier completed their evaluation, nor were there any significant deficiencies or material weakneses in the Company's internal controls requiring corrective actions.


ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

         The following financial statements are filed as part of this Annual
Report:


                                                                                                 PAGE NO.
                                                                                                 --------
Consolidated Financial Statements:

   ITSA LTD. (SUCCESSOR TO TV FILME, INC.):

         Reports of Independent Auditors..............................................               F-1

         Consolidated Balance Sheets as of December 31, 2002 and 2001.................               F-4

         Consolidated Statements of Operations for the years ended December 31, 2002 and 2001, the five months and eleven days ended December 31, 2000 and the
         six months and twenty days ended July 20, 2000...............................               F-5

         Consolidated Statements of Changes in Stockholders' Equity (Deficiency) and
         Other Comprehensive Income (Loss) for the years ended December 31, 2002 and
         2001, the five months and eleven days ended December 31, 2000 and the six
         months and twenty days ended July 20, 2000...................................               F-7

         Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001, the five months and eleven days ended December 31, 2000 and the
         six months and twenty days ended July 20, 2000...............................               F-8

         Notes to Consolidated Financial Statements...................................               F-9


ITEM 19.  EXHIBITS



   EXHIBIT
    NUMBER                                         DESCRIPTION OF DOCUMENT
   -------                                         -----------------------
      *1.1        Memorandum of Association of ITSA Ltd. (incorporated herein by reference to Exhibit 3.1(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 0-31247
                  ("2000 10-K")).
      *1.2        Articles of Association of ITSA Ltd.  (incorporated herein by reference to Exhibit 3.1(ii) to the 2000 10-K).
      *2.1        Indenture, dated as of July 20, 2000, among ITSA-Intercontinental Telecomunicacoes Ltda., as issuer, the several Guarantors named therein, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2000, File No. 0-31247).
      *2.2        Supplement No. 1 to Indenture, dated as of December 18, 2000, among ITSA-Intercontinental
                  Telecomunicacoes Ltda., as issuer, the several Guarantors named therein, and The Bank of New
                  York, as trustee (incorporated herein by reference to Exhibit 4.11 to the 2000 10-K).
      *2.3        Note, dated as of July 20, 2000, of  ITSA-Intercontinental  Telecomunicacoes  Ltda. to Cede &
                  Co. (incorporated herein by reference to Exhibit 4.12 to the 2000 10-K).
      *4.1        Employment  Agreement,  dated as of July 20,  2000, entered into by and among ITSA Ltd., ITSA
                  Intercontinental  Telecommunicacoes  Ltda.  and Mr.  Hermano  Studart  Lins  de  Albuquerque.
                  (incorporated  herein by  reference to Exhibit 10.1 to the  Company's  Annual  Report on Form
                  10-K for the year ended December 31, 2001, File No. 0-31247).+




   EXHIBIT
    NUMBER                                         DESCRIPTION OF DOCUMENT
   -------                                         -----------------------

      *4.2        Employment  Agreement,  dated as of  July 20,2000,  entered into by and among ITSA Ltd., ITSA
                  Intercontinental  Telecommunicacoes  Ltda.  and Mr. Carlos Andre Studart Lins de  Albuquerque
                  (incorporated  herein by  reference to Exhibit 10.2 to the  Company's  Annual  Report on Form
                  10-K for the year ended December 31, 2001, File No. 0-31247).+
     **8          List of significant subsidiaries of ITSA Ltd.
    **10.1        Certification  Pursuant to 18. U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
                  Sarbanes-Oxley Act of 2002.
    **10.2        Certification  Pursuant to 18. U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
                  Sabarnes-Oxley Act of 2002.

------------
 +       Management contract or compensatory plan or arrangement.
 *       Incorporated herein by reference.
**       Filed herewith.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Management
ITSA Ltd.

We have audited the accompanying consolidated balance sheet of ITSA Ltd. (successor to TV Filme, Inc.) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' deficiency and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ITSA Ltd. for the year ended December 31, 2001 were audited by other auditors, who have ceased operations, whose report, dated March 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ITSA Ltd. and subsidiaries at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's working capital deficiency, recurring losses from operations and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                          /s/ Deloitte Touche Tohmatsu Auditores Independentes
Sao Paulo, Brazil
June 27, 2003

     This report is a copy of a previously issued report and it has not been reissued by Arthur Andersen S.C.

                         REPORT OF INDEPENDENT AUDITORS


To ITSA Ltd.

We have audited the accompanying consolidated balance sheet of ITSA Ltd. (successor to TV Filme, Inc.) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit), other comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ITSA Ltd. and subsidiaries at December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                            /s/ Arthur Andersen S.C.
Sao Paulo, Brazil
March 22, 2002

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
ITSA Ltd.

We have audited the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows of ITSA Ltd. (successor to TV Filme, Inc.) and subsidiaries for the five months and eleven days ended December 31, 2000 (Successor) and for the six months and twenty days ended July 20, 2000 (Predecessor). These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ITSA Ltd. and subsidiaries for the five months and eleven days ended December 31, 2000 (Successor) and for the six months and twenty days ended July 20, 2000 (Predecessor), in conformity with accounting principles generally accepted in the United States.


                                  ERNST & YOUNG
                          Auditores Independentes S.C.



                                 Sergio Citeroni
                                     Partner


Sao Paulo, Brazil
March 14, 2001

            ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          (IN THOUSANDS OF US DOLLARS)


                                                                          DECEMBER 31, 2002          DECEMBER 31, 2001
                                                                          -----------------          -----------------
ASSETS
Current assets:
   Cash and cash equivalents.........................................           $  3,214                   $  2,358
   Trade accounts receivable, less allowance of $354 at December 31,
       2002 and $561 at December 31, 2001............................                391                        589
   Prepaid expenses and other current assets.........................                 85                        447
                                                                                --------                   --------
       Total current assets..........................................              3,690                      3,394

Property, plant and equipment, net...................................              7,517                     13,665

Other non-current assets:
   Accounts receivables..............................................                331                        504
   Recoverable taxes.................................................                798                      2,711
   Judicial deposits.................................................              1,316                      1,630
   Other assets......................................................                 26                        110
   Reorganization value in excess of amounts allocable to
        identifiable assets (see note 2-j)...........................                 --                     20,161
   Licenses, net ....................................................              2,573                      4,324
                                                                                --------                   --------
       Total other non-current assets................................              5,044                     29,440
                                                                                --------                   --------
                 Total assets........................................           $ 16,251                   $ 46,499
                                                                                ========                   ========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
   12% Senior Secured Notes..........................................           $ 46,688                  $      --
   Accounts payable..................................................              3,079                      2,560
   Payroll and other benefits payable................................                344                        699
   Accrued interest payable..........................................              2,966                        147
   Accrued liabilities and taxes payable.............................              1,162                      3,546
                                                                                --------                   --------
       Total current liabilities.....................................             54,239                      6,952

Non-current liabilities:
     12% Senior Secured Notes........................................                 --                     44,045
     Deferred installation fees......................................                169                        251
     Accrual for tax, labor  and other
       contingencies.................................................              4,728                      5,296
                                                                                --------                   --------
       Total non-current liabilities.................................              4,897                     49,592

Stockholders'  deficiency:
     Common stock, $.01 par value,
        shares authorized 20,000,000 at December 31, 2002 and 2001;
        shares issued and outstanding - 10,000,000 at December 31,
        2002 and 2001................................................                100                        100
     Additional paid-in capital......................................             24,938                     24,938
     Accumulated deficit.............................................            (87,865)                   (32,490)
     Accumulated  other comprehensive income (loss)..................             19,942                     (2,593)
                                                                                --------                   --------
        Total stockholders' deficiency.............................              (42,885)                   (10,045)
                                                                                --------                   --------
        Total liabilities and stockholders' deficiency.............             $ 16,251                   $ 46,499
                                                                                ========                   ========

         The accompanying notes are an integral part of the consolidated financial statements.

            ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)



                                                                         SUCCESSOR                            PREDECESSOR
                                                    -----------------------------------------------------   ----------------
                                                                                           FIVE MONTHS        SIX MONTHS
                                                                                           AND ELEVEN         AND TWENTY
                                                      YEAR ENDED         YEAR ENDED        DAYS ENDED         DAYS ENDED
                                                     DECEMBER 31,       DECEMBER 31,      DECEMBER 31,         JULY 20,
                                                         2002               2001              2000               2000
                                                    ----------------  -----------------  ----------------   ----------------

Revenues.........................................       $ 15,692           $ 21,697          $ 11,964           $ 13,044
Operating costs and expenses:
     System operating (exclusive of depreciation
       and amortization and stock compensation
       expense shown below).....................           8,758             11,800             4,845              6,534
     Selling, general and administrative
       (exclusive of depreciation and amortization
       and stock compensation expense shown below)         7,415             11,555             6,904              9,223
     Depreciation and amortization...............          3,028              8,020             5,257              6,442
     Stock compensation..........................             --                 --             3,270                 --
                                                        --------           --------          --------           --------
         Total operating costs and expenses......         19,201             31,375            20,276             22,199
                                                        --------           --------          --------           --------


         Operating loss..........................         (3,509)            (9,678)           (8,312)            (9,155)
Other expenses, net:
     Interest expense............................         (5,717)            (5,254)           (1,867)            (9,926)
     Interest income.............................            608                715               411              2,895
     Foreign exchange loss.......................        (26,596)            (6,179)           (2,303)            (3,745)
     Other ......................................             --                 37               (60)                --
                                                        --------           --------          --------           --------
         Total other expenses, net ..............        (31,705)           (10,681)           (3,819)           (10,776)
                                                        --------           --------          --------           --------

   Loss before reorganization items, extraordinary
   item and cumulative effect of change in
   accounting principle..........................        (35,214)           (20,359)          (12,131)           (19,931)
Reorganization items
     Reorganization costs........................             --                 --                --             (2,709)
     Adjustment of accounts to fair value........             --                 --                --             (3,221)
                                                        --------           --------          --------           --------
Total reorganization items.......................             --                 --                --             (5,930)
                                                        --------           --------          --------           --------
Loss before extraordinary item and cumulative
   effect of change in accounting principle......        (35,214)           (20,359)          (12,131)           (25,861)
Extraordinary item:
     Gain on extinguishment of debt..............             --                 --                --             88,781
                                                        --------           --------          --------           --------

Income (loss) before cumulative effect of change in
   accounting principle..........................        (35,214)           (20,359)          (12,131)            62,920
Cumulative effect of change in accounting
   principle.....................................        (20,161)                --                --                 --
                                                        --------           --------          --------           --------
Net income (loss)................................       $(55,375)          $(20,359)         $(12,131)          $ 62,920
                                                        ========           ========          ========           ========

                                                                         SUCCESSOR                            PREDECESSOR
                                                    -----------------------------------------------------   ----------------
                                                                                           FIVE MONTHS        SIX MONTHS
                                                                                           AND ELEVEN         AND TWENTY
                                                      YEAR ENDED         YEAR ENDED        DAYS ENDED         DAYS ENDED
                                                     DECEMBER 31,       DECEMBER 31,      DECEMBER 31,         JULY 20,
                                                         2002               2001              2000               2000
                                                    ----------------  -----------------  ----------------   ----------------
Basic and diluted loss per share before
   reorganization items, extraordinary item
   and cumulative effect of change in accounting
   principle.....................................          (3.52)             (2.04)            (1.21)             (1.84)



Basic and diluted loss per share from
   reorganization items .........................             --                 --                --              (2.39)
Basic and diluted earnings per share from
   extraordinary item............................             --                 --                --               8.20
Basic and diluted loss per share from cumulative
   effect of change in accounting principle......          (2.02)                --                --                 --
                                                        --------           --------          --------           --------
Basic and diluted earnings (loss) per share......       $  (5.54)          $  (2.04)         $  (1.21)          $   5.81
                                                        =========          ========          ========           ========

 Weighted average number of shares
   Outstanding .................................       10,000,000        10,000,000        10,000,000         10,824,594
                                                       ==========        ==========        ==========         ==========

               The accompanying notes are an integral part of the consolidated financial statements.

            ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                         AND COMPREHENSIVE INCOME (LOSS)

    FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (SUCCESSOR), FOR THE FIVE MONTHS AND ELEVEN DAYS ENDED DECEMBER 31, 2000 (SUCCESSOR) AND FOR THE SIX
            MONTHS AND TWENTY DAYS ENDED JULY 20, 2000 (PREDECESSOR)

                 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)


                                                                                             ACCUMULATED
                                        COMMON STOCK            ADDITIONAL                      OTHER
                                   --------------------------    PAID-IN     ACCUMULATED    COMPREHENSIVE
                                     SHARES       PAR VALUE      CAPITAL        DEFICIT     INCOME (LOSS)      TOTAL
                                     ------       ---------     ----------   -----------    -------------      -----
PREDECESSOR BALANCE AT
   DECEMBER 31, 1999..........     10,824,594       $ 108        $ 45,657      $(130,225)     $ (7,182)       $(91,642)
Net income....................             --          --              --      $  62,920            --        $ 62,920
Cumulative translation
   adjustment.................             --          --              --             --      $  1,683        $  1,683
                                                                                                              --------
Total comprehensive income...                                                                                 $ 64,603
Effect of reorganization and
   fresh-start accounting:                 --          --              --             --            --              --
   Cancellation of Predecessor
     equity...................    (10,824,594)      $(108)             --             --            --        $   (108)
   Issuance of new shares
     pursuant to the Plan of
     Reorganization...........     10,000,000       $ 100        $ 17,423             --            --        $ 17,523
   Fresh-start accounting
    valuation adjustment......             --          --        $(41,412)     $  67,305      $  5,499        $ 31,392
                                 -------------------------------------------------------------------------------------

SUCCESSOR BALANCE AT JULY 21,
   2000.......................     10,000,000       $ 100        $ 21,668             --            --        $ 21,768
Stock compensation............             --          --        $  3,270             --            --        $  3,270
Net loss......................             --          --              --      $ (12,131)                     $(12,131)
Cumulative translation
   adjustment.................             --          --              --             --      $ (1,819)       $ (1,819)
                                                                                                              --------
Total comprehensive loss.....                                                                                 $(13,950)
                                 -------------------------------------------------------------------------------------

SUCCESSOR BALANCE AT
   DECEMBER 31, 2000..........     10,000,000       $ 100        $ 24,938      $ (12,131)     $ (1,819)       $ 11,088
Net loss......................             --          --              --      $ (20,359)           --        $(20,359)
Cumulative translation
   adjustment.................             --          --              --             --      $   (774)       $   (774)
                                                                                                              --------
Total comprehensive loss.....                                                                                 $(21,133)
                                 -------------------------------------------------------------------------------------
SUCCESSOR BALANCE AT
   DECEMBER 31, 2001..........     10,000,000       $ 100        $ 24,938      $ (32,490)     $  (2,593)      $(10,045)
Net loss......................             --          --              --        (55,375)                      (55,375)
Cumulative translation
   adjustment.................             --          --              --                        22,535         22,535
                                                                                                              --------
Total comprehensive loss.....                                                                                  (32,840)
                                 -------------------------------------------------------------------------------------

SUCCESSOR BALANCE AT
   DECEMBER 31, 2002..........     10,000,000       $ 100        $ 24,938      $ (87,865)     $  19,942       $(42,885)



         The accompanying notes are an integral part of the consolidated financial statements.

            ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (IN THOUSANDS OF US DOLLARS)

                                                     -------------------------------------------------------  -----------------
                                                                           SUCCESSOR                            PREDECESSOR
                                                     -------------------------------------------------------  -----------------
                                                                                             FIVE MONTHS         SIX MONTHS
                                                                                              AND ELEVEN         AND TWENTY
                                                        YEAR ENDED         YEAR ENDED         DAYS ENDED         DAYS ENDED
                                                       DECEMBER 31,       DECEMBER 31,       DECEMBER 31,         JULY 20,
                                                           2002               2001               2000               2000
                                                     -----------------  -----------------  -----------------  -----------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...............................         (55,375)            (20,359)            (12,131)           62,920
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
     Depreciation and amortization..............           3,028               8,020               5,257             6,442
     Provision for doubtful accounts............             662               1,633               1,123               548
     Deferred installation fees.................               5                 (91)                (33)             (392)
     (Gain) loss on disposal of equipment.......            (285)                 47                (147)             (197)
      Cumulative effect of  change in
        accounting principle....................          20,161                  --                  --                --
     Foreign exchange loss......................          26,596               6,179               2,303             3,745
     Stock compensation.........................              --                  --               3,270                --
     Adjustment of accounts to fair value.......              --                  --                  --             3,221
     Gain on extinguishment of debt.............              --                  --                  --           (88,781)
Changes in operating assets and liabilities:
     Accounts receivable........................            (581)             (1,042)             (1,330)              626
     Prepaid expenses and other current assets..           1,935                 345               1,409               (59)
     Other assets...............................            (788)               (679)               (740)           (2,106)
     Accounts payable...........................           1,699                (158)             (3,414)              142
     Payroll and other benefits payable.........            (168)               (718)               (419)              738
     Accrued interest...........................           5,588               4,861               1,867           (15,074)
     Accrual for tax, labor  and
       other contingencies......................           1,518                 912                (357)               --
     Accrued liabilities .......................          (1,419)              1,800                 958               492
     Payment on matured foreign exchange derivative
       contracts................................              --                  --                  --            (2,161)
     Sale of operating loss carryforwards.......              --                 212                 669                --
                                                        --------            --------            --------          --------
Net cash provided by (used in) operating activities        2,576                 962              (1,715)          (29,896)
                                                        --------            --------            --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment.......            (576)             (2,274)             (2,767)           (4,633)
Sales of equipment..............................              --                  --                 450               709
                                                        --------            --------            --------          --------
Net cash used in investing activities...........            (576)             (2,274)             (2,317)           (3,924)
                                                        --------            --------            --------          --------
                                                          (1,144)               (188)               (371)
Effect of exchange rate changes on cash and cash
 equivalents....................................                                                                       (94)
Net change in cash and cash equivalents.........             856              (1,500)             (4,403)          (33,914)
Cash and cash equivalents at beginning of period           2,358               3,858               8,261            42,175
                                                        --------            --------            --------          --------
Cash and cash equivalents at end of period......           3,214            $  2,358            $  3,858          $  8,261
                                                        ========            ========            ========          ========
Interest paid...................................        $     --            $     --            $     --          $ 25,000
                                                                                                                  --------
SUPPLEMENTAL NONCASH FINANCING AND INVESTING
ACTIVITIES:
Accrued interest on loan refinanced.............        $  2,796            $  4,845            $  4,200          $     --


               The accompanying notes are an integral part of the consolidated financial statements.

            ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (SUCCESSOR), FOR THE FIVE MONTHS AND ELEVEN DAYS ENDED DECEMBER 31, 2000 (SUCCESSOR) AND FOR THE SIX MONTHS AND TWENTY DAYS ENDED JULY 20, 2000 (PREDECESSOR)

            (IN THOUSANDS OF US DOLLARS, UNLESS OTHERWISE INDICATED)

         1.  Principal Operations

         Background

         On July 21, 2000, ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, Inc., a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme, Inc. under Chapter 11 of the United States Bankruptcy Code. On March 18, 2002, the U.S. Bankruptcy Court for the District of Delaware closed the Chapter 11 bankruptcy case involving TV Filme, Inc. Unless otherwise indicated, ITSA Ltd., the successor company to TV Filme, Inc., and its subsidiaries will hereinafter be referred to as the "Company," and TV Filme, Inc., the predecessor company to ITSA Ltd., will hereinafter be referred to as "TV Filme."

         As of July 21, 2000, the Company adopted fresh-start reporting (see
         Note 3).

         Following financial difficulties in the years 1998 and 1999, TV Filme selected a financial advisor to assist in evaluating strategic alternatives for the restructuring of its long term debt, represented by the 12-7/8% Senior Notes due 2004 (the "TV Filme Senior Notes"). On August 13, 1999, TV Filme reached an agreement in principle with a committee representing holders of the TV Filme Senior Notes. On January 26, 2000, TV Filme filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, together with a pre-negotiated Plan of Reorganization and the Disclosure Statement relating to such Plan, with the U.S. Bankruptcy Court for the District of Delaware. The court approved the Disclosure Statement on March 1, 2000. Following approval of the Disclosure Statement, ballots respecting the Plan were circulated to those parties entitled to vote on the Plan, and the Plan was confirmed at a hearing by the court on April 10, 2000. Consummation of the Plan was completed on July 21, 2000, following approval of ANATEL (the Brazilian Telecommunications Agency) and the Central Bank of Brazil.

         In accordance with the terms of the Plan of Reorganization, the TV Filme Senior Note holders received a $25 million cash payment and their existing notes were converted into (i) secured notes in the aggregate principal amount of $35 million, due 2004, at an interest rate of 12% per annum (the "12% Senior Secured Notes"), and (ii) 80% of the new common equity of the reorganized company. Current management received 15% of the new common equity, and the existing common stockholders of TV Filme received 5% of the new common equity of the reorganized company. Shares granted to current management have been expensed in the financial statements of the successor based on the fair value at that date. They have been expensed in the period as there are no contractual requirements in connection with the issuance of these shares. TV Filme's stock option plan and outstanding stock options under the plan were cancelled. ITSA Ltd. (the reorganized company) is a Cayman Islands holding company and is the successor issuer to TV Filme. The TV Filme Senior Notes were cancelled upon surrender. The 12% Senior Secured Notes were issued by ITSA-Intercontinental Telecommunicacoes Ltda., a wholly-owned subsidiary of the Company.

         Going Concern Issues Arising from Recurring Losses and Cash Flow
         Problems

         As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and has not been able to generate sufficient cash flows from operations to pay accrued interest on its senior notes that was due in December 2002. As of December 31, 2002 and 2001, the Company had working capital deficiencies of $50,549 and $3,558, respectively. As a result of its inability to pay the accrued interest on the senior notes that was due in December 2002, the Company is in default. The holders of the senior notes may, at their option, give notice to the Company that amounts are immediately due and payable. Such notification has not yet been given to the Company. However, as a result of the default, $46,688 of the Company's total long-term debt has been classified as a current liability in the accompanying Balance Sheet at December 31, 2002.

         Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and fund maturities of debt as they become due.

         These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's management is concentrating its efforts to address the Company's negative stockholders' equity and working capital deficiency. The Company has initiated short-term actions to reduce selling, general and administrative expenses. In the near term, the Company intends to restructure its organization and downsize its work force, to renegotiate its supply contracts, and to create a Survey and Development Group to provide the Company with new services and products. However, there can be no assurance that the Company will be successful in achieving these objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

         Company Operations

         The Company develops, owns and operates broadband wireless telecommunications systems in markets in Brazil, offering video, high-speed Internet and data communications services. Through it subsidiaries, the Company has licenses in the cities of Brasilia, Goiania, Belem, Campina Grande, Caruaru, Porto Velho, Presidente Prudente, Bauru, Franca, Uberaba, Belo Horizonte and Vitoria, covering over 3 million households and approximately 13 million people.

         The Company offers a pre-paid subscription video service, called Mais TV, which is comprised of a self-install kit available in retail stores in most of the cities which the Company has operations.

         ITSA was also the first company in Brazil to launch a high-speed Internet access system using the technology of high-speed modems. The system, called LinkExpress, has been available on a commercial basis in the city of Brasilia since 1998.

         During 2002, the Brazilian economy was significantly affected by uncertainties regarding the outcome of the Brazilian presidential election that occurred in October 2002, the imminence of war between the United States of America and Iraq and the recession in the United States of America. As a result, Brazil experienced a substantial increase in inflation and the Brazilian real suffered a significant devaluation. A return to higher levels of inflation and currency fluctuation could adversely affect the Company's operations. Inflation in 2002, as measured by the variation of the IGP-M, a general inflation index published monthly by the Fundacao Getulio Vargas, amounted to 25.31%.. The devaluation of the Brazilian real in relation to the U.S. dollar has had significant effects on the Company's consolidated financial statements. The exchange rate of the Brazilian real ("R$") to the U.S. dollar was R$3.5333:US$1.00 at December 31, 2002, R$2.3204:US$1.00 at December 31, 2001 and
R$1.9554:US$1.00 at December 31, 2000.

         ITSA Ltd. (the parent company) has no material assets of its own other than the investment in its subsidiaries. All assets of the subsidiaries are restricted.

         The Company is dependent upon a single supplier of decoders to serve its operating markets. This supplier announced that it was planning to discontinue production of these decoders in the future and gave the Company a limited time in which to give additional orders for the manufacturing of this product. Although the Company has a sufficient inventory of decoders to serve new subscribers based on the projections of future subscribers' activity, it is currently exploring for alternatives.

         2. Summary of Significant Accounting Policies.

         a) Basis of Presentation

         The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America in U.S. dollars. Until December 31, 1997, amounts in Brazilian currency were remeasured into U.S. dollars in accordance with the methodology set forth in Statements of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation," as it applies to entities operating in highly inflationary economies.

         Effective January 1, 1998, the Company determined that Brazil ceased to be a highly inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency of its Brazilian subsidiaries. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation gain and losses are reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity (deficiency). Foreign currency transaction gains and losses are reported in income.

         b) Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

         The Company's operating subsidiaries included in the consolidated financial statements are:


                                                                                      OWNERSHIP INTEREST AS OF
                                                                                             DECEMBER 31,
                                                                                   -------------------------------
        OWNED SYSTEMS                                                                  2002              2001
        -------------                                                              -------------     -------------

        TV Filme Servicos Ltda                                                         100%              100%
        TV Filme Brasilia Servicos de Telecomunicacoes Ltda                            100%              100%
        TV Filme Goiania Servicos de Telecomunicacoes Ltda                             100%              100%
        ITSA Intercontinental Telecomunicacoes Ltda.                                   100%              100%
        TV Filme Sistemas Ltda.                                                        100%              100%
        TV Filme Belem Servicos de Telecomunicacoes Ltda                               100%              100%
        Link Express Servicos e Telecomunicacoes Ltda                                  100%              100%


         c) Revenue Recognition

         Following is a description of each of the Company's principal revenue streams:

         Subscription revenues

         The Company generates subscription revenues from pay television services under post-paid and pre-paid programs. Under both programs, subscription revenues are recognized when the service is provided. Under the Company's current policies for acceptance of new customers for both post-paid and pre-paid plans, a prospective customer must sign a service contract that stipulates pricing, service period and payment terms. In addition, each prospective customer must provide appropriate documentation, including income tax identification number ("CPF") and identification card number ("RNE"). Without this documentation, the customer acceptance process cannot continue. Additionally, each prospective customer is subject to credit verification with credit bureaus in Brazil and verification of any history of disconnections with the Company. The Company believes that the recognition of subscription revenues when the service is provided is consistent with the criteria set forth in SAB 101 as follows:

      o  persuasive evidence of an arrangement exists;

      o  delivery has occurred or services have been rendered;

      o  the Company's price to its customer is fixed or determinable; and

      o  collectibility is reasonably assured.

         Installation fees

         Pursuant to paragraph 11 of SFAS 51, the Company defers installation fees, net of direct selling costs incurred, and recognizes revenues over a period of four years, the average life of subscribers.

         Internet access and data communication services

         The Company commenced generating high-speed internet access and data communication services in 2000. Revenues are recognized as services are provided.

         Advertising

         The Company sells advertising airtime as part of its cable television programming and magazine space in its monthly television magazine. Revenues are recognized when the service is provided.

         Other

         Other revenues were principally comprised of technical assistance fees and other, and are recognized when the services are provided.

         d) Allowance for Doubtful Accounts Receivable

         The allowance for doubtful accounts receivable is established in an amount that is considered sufficient to cover any probable losses on realization of the accounts receivable from the Company's customers and the related provision is recorded in selling, general and administrative expenses. The Company's accounting policy for establishing the allowance is consistent with the billing and collection process and historical experience. This allowance is established progressively as follows:


           OVERDUE BILLS                     COLLECTION PROCESS                % LOSS PROVIDED FOR
           -------------                     ------------------                -------------------
            1 to 30 days             Administrative collection;                         5
                                     disconnect service after 7 days,
                                     with no further revenue
                                     recognition
           31 to 60 days             Administrative collection; cancel                  50
                                     contract after 60 days
            Over 61 days             Administrative collection; cancel                 100
                                     contract after 60 days

         e) Property, Plant and Equipment

         Property, plant and equipment are stated at cost. The Company capitalizes materials, subcontractor costs, labor and overhead incurred associated with initial subscriber installations.

         Depreciation is computed on the straight-line basis using estimated useful lives ranging from five to ten years for buildings and leasehold improvements (limited to the shorter of the lease term or the useful life) and five years for machinery and equipment, furniture and fixtures. Depreciation expense for leased assets is included in depreciation expense.

         f) Use of Estimates

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the amounts reported in the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to allowance for doubtful accounts receivable, depreciation and useful lives of long-lived assets, accruals and contingencies.

         g) Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

         h) Advertising Expense

         The Company expenses all advertising costs as they are incurred. Advertising expenses amounted to $268, $884, $397 and $921 for the periods ended December 31, 2002 and 2001, July 20, 2000 and December 31, 2000, respectively.

         i) Recoverability of Long-Lived Assets to be Held and Used in the Business

         The Company uses the provisions of SFAS No. 144 "Accounting for the Impairment of Disposal of Long-lived Assets" to evaluate the need to record impairment on its property, plant and equipment and licenses. The Company reviews the carrying value of its long-lived assets to be held and used, whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The carrying value of long-lived assets is considered impaired in cases where undiscounted expected future operating cash flows from such assets are less than their carrying value, and an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. The Company has performed a review of its long-lived assets and concluded that the Company's evaluation of its ability to recover the carrying value of its long-lived assets was not impaired at December 31, 2002. This assessment was based upon projections of future operations that assumed certain levels of revenues, subscribers and gross margin percentages would be achieved. There is no assurance that the Company will be successful in achieving these levels of revenues, subscribers and gross margin percentages. If the Company is unable to achieve such projections of future operations, it could result in a significant impairment provision being recorded in future periods related to its investment in its long-lived assets.

         j) Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

         Until 2001, the excess value recorded in conjunction with fresh-start accounting was being amortized on a straight-line basis over a period of 10 years. Amortization expense for the five months and eleven days ended December 31, 2000 (Successor) and for the year ended December 31, 2001 was $1,352 and $2,099, respectively. Upon adoption of SFAS 142 on January 1, 2002, the Company, based on an independent valuation of the Company, recorded an impairment loss of $20,161, which was the carrying value of the excess reorganization value at December 31, 2001. The impairment loss of $20,161 was recognized as a cumulative effect of a change in accounting principle in the Company's consolidated statement of operations as of January 1, 2002. In addition, a valuation allowance for 100% of the related tax benefit of approximately $6,855 resulting from this impairment loss has been recognized due to the current uncertainty regarding the realization of this asset.

         k) Licenses

         Licenses are comprised of wireless and data communications licenses, which are amortized on a straight-line basis over the period of the license. Amortization expense for the years ended December 31, 2002 and 2001 and for the five months and eleven days ended 31, 2000 (Successor) was $290, $115 and $141, respectively.

         Licenses were comprised of the following:


                                                                      SUCCESSOR
                                                             ---------------------------
                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------
          Licenses........................................    $ 3,190        $ 4,971
          Accumulated amortization........................       (617)          (647)
                                                              -------        -------
                                                              $ 2,573        $ 4,324
                                                              =======        =======
         Estimated Amortization Expense:


                For year ended 12/31/2003                               $ 240
                For year ended 12/31/2004                               $ 240
                For year ended 12/31/2005                               $ 240
                For year ended 12/31/2006                               $ 200
                For year ended 12/31/2007                               $ 200


         l) Income Taxes

         The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rules applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

         m) Earnings (Loss) Per Share

         Basic and diluted earnings (loss) per common share are computed by dividing the income or loss attributable to common stock, by the weighted average number of common stock shares outstanding during any period. No retroactive effect was given to the reorganization process.

         n) Concentrations

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company requires no collateral for accounts receivable. Management believes the risk with respect to trade receivables is mitigated to some extent by the fact that the Company's customer base is highly diversified. The Company has significant programming supplied by HBO Brasil. The Company has entered into contracts to secure this source of programming, with no obligation on the Company's part.

         o) Recoverable Taxes

         The Company also records recoverable taxes, which are generally taxes withheld at the source and other prepaid taxes that are generally recovered by an offset to future taxes or a refund from the applicable governmental bodies. Recoverable taxes could arise from federal, state and municipal authorities.

         p) Comprehensive loss

         Comprehensive loss is recorded in accordance with SFAS No. 130, "Reporting Comprehensive Income," and presented in the statement of changes in stockholders' equity (deficiency). In our case, comprehensive loss comprises the translation adjustments included in the "CTA" component of stockholders' equity (deficiency).

         q) Financial Instruments

         The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and debt. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         r) Cash and cash equivalents

         The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

         s) Accounts receivable and accounts payable

         The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

         t) Debt

         The carrying amount reported in the balance sheet for debt approximates in its fair value, since this debt carries terms and bears interest that are similar to those being currently offered in the market.

         u) Recent Accounting Pronouncements

         During June 2001, FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 ("APB 16"), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of SFAS 141 are to be accounted for using the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in APB 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets must be provided, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company has adopted the provisions of SFAS 141 and such adoption did not have a material impact on the Company's financial position and results of operations.

         During June 2001, FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets" and also amends SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 does not permit the amortization of goodwill as required by APB 17. Rather, goodwill will be subject to a periodic impairment test, using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, using a fair value-based approach. Under SFAS 142, Reorganization Value in Excess of Amounts Allocable to Identifiable Assets ("ERV") shall be reported and accounted for in the same manner as goodwill. Upon adoption of this statement on January 1, 2002, the Company, based on an independent valuation of the Company, recorded an impairment loss of $20,161 on ERV. The impairment loss of $20,161 was recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of operations as of January 1, 2002, resulting in a restatement of the net loss and loss per share. In addition, a valuation allowance for 100% of the related tax benefit of approximately $6,855 resulting from this impairment loss has been recognized due to the current uncertainty regarding the realization of this asset.

         During June 2001, FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has evaluated the impact of the provisions of SFAS 143 on its financial statements and believes that the adoption of SFAS 143 will not have a material impact on the Company's financial position and results of operations.

         During August 2001, FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS 121 fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("APB 30"), "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company's financial position and results of operations.

         In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company will adopt the provisions of SFAS 146 for any restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized on the date of the Company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 will affect the timing of recognizing future restructuring costs as well as the amounts recognized.

         In November 2002, FASB issued FIN 45 which requires a guarantor to recognize a liability for the fair value of the obligation it assumes under certain guarantees. Additionally, FIN 45 requires a guarantor to disclose certain aspects of each guarantee, or each group of similar guarantees, including the nature of the guarantee, the maximum exposure under the guarantee, the current carrying amount of any liability for the guarantee, and any recourse provisions allowing the guarantor to recover from third parties any amounts paid under the guarantee. The disclosure provisionsof FIN 45 are effective for financial statements for both interim and annual periods ending after December 15, 2002. The fair value measurement provisions of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that FIN 45 will have a material impact on its consolidated results of operations, cash flows or financial position.

         3.  Accounts Receivable, net
             ------------------------

         Accounts receivable, net are comprised of the following:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

Monthly fee...........................................        $   151        $   301
Installation fee......................................             13             23
Advertising...........................................             53             55
Other.................................................            528            771
Allowance for doubtful accounts.......................           (354)          (561)
                                                              -------        -------
                                                              $   391        $   589
                                                              =======        =======


         4.  Prepaid Expenses and Other Current Assets
             -----------------------------------------

         Prepaid expenses and other current assets are comprised of the following:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

Prepaid expenses......................................        $    24        $   105
Advances to suppliers.................................             43            309
Other current assets..................................             18             33
                                                              -------        -------
                                                              $    85        $   447
                                                              =======        =======


         5.  Property, Plant and Equipment
             -----------------------------

         Property, plant and equipment are comprised of the following:


                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

Land..................................................        $   231        $   780
Building and leasehold improvements...................            104            158
Machinery and equipment...............................          5,775          8,364
Furniture and fixtures................................            184            278
Installation costs....................................          9,338         13,239
                                                              -------        -------
                                                               15,574         22,819
Accumulated depreciation..............................         (8,115)        (9,154)
                                                              -------        -------
                                                              $ 7,517        $13,665
                                                              =======        =======


         Depreciation expense of $2,689 for the period ended December 31, 2002 and $5,503 for the period ended December 31, 2001 is recorded in the statement of operations.

         6.  Accrued Liabilities and Taxes Payable
             -------------------------------------

         Accrued liabilities and taxes payable are comprised of the following:



                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

 Accrued Liabilities:
 --------------------

 Prepaid customer.....................................        $   424        $   632
 Other accrued liabilities............................             61             94
                                                              -------        -------
                                                                  485            726
  Taxes Payable:
  --------------

  COFINS..............................................        $    88        $    69
  PIS.................................................             71            208
  IRRF................................................              1          1,010
  ICMS................................................            501          1,419
  ISS.................................................              1             90
  Other taxes.........................................             15             24
                                                              -------        -------
                                                                  677          2,820
                                                              -------        -------
  Total accrued liabilities and taxes payable.........        $ 1,162        $ 3,546
                                                              =======        =======

         7.  12% Senior Secured Notes
             ------------------------

         The 12% Senior Secured Notes ($46,688 and $44,045 outstanding at December 31, 2002 and 2001, respectively) are U.S. dollar denominated and are due on December 20, 2004. Interest payments are due on June 20 and December 20 of each year until maturity. Interest is payable in kind at the Company's option through its first four payment dates. The Company exercised its option at December 31, 2001 and issued additional notes for the $9,045 interest accrued to that date representing three of the four exempted payment dates. The 12% Senior Secured Notes are secured by all of the assets of the Company. In the event of a default on the 12% Senior Secured Notes, 25% of the lenders thereunder may declare the unpaid principal or, and any accrued interest on, all the 12% Senior Secured Notes to be due and payable immediately. In the event the Company becomes subject to a voluntary or involuntary insolvency proceeding, the 12% Senior Secured Notes become immediately due and payable.

         Due to the Company's financial constraints and limited capital resources, the Company failed to pay the interest due of $2.8 million on December 20, 2002 under its 12% Senior Secured Notes. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company's default in the payment of this interest continuing for a period of more than 30 days. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such actions may, among other things, result in the sale of the Company's assets and the termination of the operations of the Company's business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the notes due and payable in full and to demand the immediate payment of the Notes. However, as a result of the default and the right of the noteholders to do so, the Company has reclassified the total amount of the long-term debt to current liabilities.

         8.  Capital
             -------
         At December 31, 2002 and 2001, there were no funds available for dividends.

         9.  Income Taxes
             ------------

         Income taxes are provided based upon the tax laws and rates in Brazil. All income has been earned in Brazil and the Company is not subject to income tax in the Cayman Islands on income earned outside of Cayman Islands.

         The income taxes computed at Brazil's statutory rate are reconciled to income tax expense.


                                                              YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

Income taxes (benefit) at
      Brazilian statutory rate (34%)..................       $(18,827)      $ (6,922)
Other permanent differences including effect
   of exchange variation on tax loss
   carry-forward......................................         11,584         19,410
Permanent difference in loss on disposal of
   equipment..........................................            203             --
Permanent difference in loss on sale of
   operating loss carryforwards.......................             --          1,203
Permanent difference from write-off
   of ERV.............................................          6,855             --
Equity in losses of affiliates........................          2,452          1,546
Increase (decrease) in valuation allowance............         (2,267)       (15,237)
                                                             --------       --------
 Tax expense...........................................      $     --       $     --


         The Company has not recognized any future income tax benefit for its net operating loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $100,571 at December 31, 2002. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period.

         Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate effect of temporary differences was as follows:



                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

Deferred tax assets
   Net operating loss carryforwards...................       $ 17,063       $ 22,714
   Deferred installation fees.........................             58             85
   Other..............................................          5,728          2,780
                                                             --------       --------
                                                               22,849         25,579
   Valuation allowance................................        (22,423)       (24,690)
                                                             --------       --------
                                                                 (426)          (889)

Deferred tax liabilities
   Fixed assets.......................................           (426)          (889)
                                                             --------        -------

Net deferred tax assets...............................       $     --       $     --
                                                             ========       ========


         10.  Tax and Labor Contingencies
              ---------------------------

         The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. The Company believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings, the Company has made judicial deposits, which will only be released upon a favorable judgment. Under Brazilian law, in certain litigation in which monetary claims are asserted against the Company, the Company is required to make certain deposits into an escrow account designated by the applicable court. The amount to be deposited is determined based on the nature and amount of the claim against the Company as well as other factors considered by the court. In the event of a judgment favorable to the Company, these escrowed funds will be returned to the Company. On the other hand, in the event of an unfavorable resolution of the legal claim, these deposits will be applied as a payment to the plaintiff in the litigation.

         Judicial Deposits are comprised of the following:



                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

             Judicial Deposits........................        $ 1,316        $ 1,630
                                                              $ 1,316        $ 1,630
                                                              =======        =======


         The position of such provisions for tax, labor claims and other litigation are as follows:



                                                             DECEMBER 31,   DECEMBER 31,
                                                                2002            2001
                                                             ------------   ------------

            Tax contingencies.........................        $ 3,888            $ 4,243
            Other contingencies.......................            840              1,053
                                                              -------           --------
                                                              $ 4,728            $ 5,296
                                                              =======            =======



         Besides the matters described above, the Company is involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses or insurance protection with respect to such litigation. However, the Company can give no assurance that any losses resulting from such litigation, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

         11.  Commitments
              -----------

         The Company leases, under operating leases, office space and vehicles, and has entered into various transmission tower rental agreements.

         Rent expense amounted to approximately $841 and $1,291 for the years ended December 31, 2002 and 2001, respectively. A substantial number of these rental agreements are renewed on a continuous basis.

         Future minimum lease payments under noncancelable operating leases with initial term of one year or more consisted of the following at December 31, 2002:

            2003...........................................     $    521
            2004...........................................          445
            2005...........................................          137
            2006...........................................          137

         12. Supplementary information
             -------------------------

                  Valuation and qualifying accounts and reserves were as follows:

                                                   ALLOWANCE FOR     DEFERRED TAX
                                                      DOUBTFUL         VALUATION
                                                      ACCOUNTS         ALLOWANCE
                                                    ------------     ------------
Balance as of December 31, 1999................          651            36,943
  Provision for the period.....................          547         $ (39,331)
  Payment......................................           --                --
  Write-off....................................         (582)               --
  Foreign exchange effect......................          (92)             (850)
                                                     -------         ---------
Balance as of July 20, 2000....................          708            40,086
  Provision for the period.....................        1,123             (952)
  Payment......................................           --               --
  Write-off....................................         (402)              --
  Foreign exchange effect......................         (622)             793
                                                     -------         --------
Balance as of December 31, 2000................          807           39,927
  Provision for the year.......................        1,633           (8,956)
  Payment......................................           --               --
  Write-off....................................       (1,430)              --
  Foreign exchange effect......................         (449)          (6,281)
                                                     -------         --------
Balance as of December 31, 2001................      $   561         $ 24,690
  Provision for the year.......................          662            6,209
  Payment......................................           --               --
  Write-off....................................         (597)              --
  Foreign exchange effect......................         (272)          (8,476)
                                                     -------         --------
Balance as of December 31, 2002................      $   354         $ 22,423
                                                     =======         ========


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


July 2, 2003                  ITSA LTD.



                               By: /s/ Hermano Studart Lins de Albuquerque
                                   ---------------------------------------
                                   Hermano Studart Lins de Albuquerque
                                   Chief Executive Officer

                               By:  /s/ Carlos Andre Studart Lins de Albuquerque
                                    --------------------------------------------
                                    Carlos Andre Studart Lins de Albuquerque
                                    Acting Chief Financial Officer


         I, Hermano Studart Lins de Albuquerque, certify that:

1.   I have reviewed this annual report on Form 20-F of ITSA Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 2, 2003


                                     By: /s/ Hermano Studart Lins de Albuquerque
                                         ---------------------------------------
                                         Hermano Studart Lins de Albuquerque
                                         Chief Executive Officer


         I, Carlos Andre Studart Lins de Albuquerque, certify that:

1.   I have reviewed this annual report on Form 20-F of ITSA Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 2, 2003


                               By:  /s/ Carlos Andre Studart Lins de Albuquerque
                                    --------------------------------------------
                                    Carlos Andre Studart Lins de Albuquerque
                                    Acting Chief Financial Officer