Form 20-F
period 2003-12-31
ITSA LTD
filed 2004-06-30
CIK 1120796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F

| |	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

| |	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission File Number:  0-31247

ITSA LTD.
 (Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
 (Jurisdiction of Incorporation or Organization)

c/o ITSA —Intercontinental Telecomunicações Ltda.
SCS, Quadra 07-Bl.A
Ed.Torre Pátio Brasil, sala 601
70.307-901 Brasília — DF
Brazil
(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:  Ordinary Shares, par value $0.01 per share

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

        As of December 31, 2003, 10,000,000 shares of the registrant’s Ordinary Shares, $0.01 par value, were outstanding.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. |X| Yes  |_| No

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [   ] Item 18 [X]

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. |X| Yes  |_| No

TABLE OF CONTENTS

PRESENTATION OF CERTAIN INFORMATION	1
FORWARD-LOOKING STATEMENTS	1
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
Selected Financial Data	2
Capitalization and Indebtedness	5
Reasons for the Offer and Use of Proceeds	5
Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY	9
History and Development of the Company	9
Business Overview	9
Organizational Structure	18
Property, Plant and Equipment	18
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	18
Operating Results	18
Liquidity and Capital Resources	28
Research and Development, Patents and Licenses	30
Trend Information	30
Off-Balance Sheet Arrangements	30
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
Directors and Senior Management	31
Compensation	32
Board Practices	32
Employees	33
Share Ownership	33
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	34
Major Shareholders	34
Related Party Transactions	35
Interests of Experts and Counsel	35
ITEM 8. FINANCIAL INFORMATION	35
Consolidated Statements and Other Information	35
Significant Changes	38
ITEM 9. THE OFFER AND LISTING	38
Offer and Listing Details	38
Plan of Distribution	38
Markets	38
Selling Shareholders	39
Dilution	39
Expenses of the Issue	39
ITEM 10. ADDITIONAL INFORMATION	39
Share Capital	39
Memorandum and Articles of Association	39
Material Contracts	43
Exchange Controls	43
Taxation	44
Dividends and Paying Agents	48
Statement by Experts	48
Documents on Display	49
Subsidiary Information	49
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49

i

ii

Presentation of Certain Information

        ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, Inc., a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme, Inc. under Chapter 11 of the United States Bankruptcy Code. Unless otherwise indicated, ITSA Ltd., the successor company to TV Filme, Inc., along with its subsidiaries, will hereinafter be referred to as “ITSA” or the “Company,” and TV Filme, Inc., the predecessor company to ITSA Ltd., will hereinafter be referred to as “TV Filme.”

        Unless otherwise specified, data regarding population or homes in a licensed area are estimates based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatística (“IBGE”) and the Company’s knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census. Unless otherwise indicated, references to the number of the Company’s subscribers are based on Company data as of December 31, 2003. Data concerning total Multichannel Multipoint Distribution Systems (“MMDS”) and cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associação Brasileira de Telecomunicações por Assinatura (“ABTA”), IBGE, the Company’s knowledge of its pay television systems and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be given as to their accuracy.

Forward-Looking Statements

        Statements in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company’s expectations, hopes, intentions or strategies regarding the future. Forward-looking statements include statements regarding the Company’s plans, the impact of competition and trends affecting the Company’s financial condition and results of operations, including the Company’s ability to meet future cash and debt service requirements. All forward-looking statements in this Annual Report are based on information available to the Company as of the date of this Annual Report, and the Company assumes no obligation to update any such forward-looking statements, except as required by law. All forward-looking statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of certain factors, including, but not limited to:

o	The substantial indebtedness of the Company and its ability to refinance or repay this debt;

o	The availability of debt and equity financing for working capital, capital expenditures or other purposes;

o	Changes in the Company's competitive environment;

o	Changes in laws and regulations affecting the Company and its businesses;

o	Mergers and consolidations within the Company's industry;

o	Changes in Brazilian economic conditions, including changes in interest rates, exchange rates and the performance of financial markets;

o	The advent of new communication technologies or distribution systems that may compete with ITSA's technologies or systems; and

o	The factors set forth in "Item 3. Key Information--D. Risk Factors."

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.  Offer Statistics and Expected Timetable

        Not applicable.

Item 3.  Key Information

A.	Selected Financial Data.

        The consolidated financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 are included in this Annual Report on Form 20-F and are hereinafter referred to as the “Consolidated Financial Statements.” The selected consolidated balance sheet data as of December 31, 2003 and 2002 and the selected consolidated statement of operations data for the year ended December 31, 2003 and 2002 were derived from, and are qualified by reference to, the Consolidated Financial Statements, which periods have been audited by Deloitte Touche Tohmatsu, independent auditors. The selected consolidated balance sheet data as of December 31, 2001, and the selected consolidated statement of operations data for the year ended December 31, 2001 were derived from, and are qualified by reference to, the Consolidated Financial Statements, which period has been audited by other independent auditors which have ceased operations. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP in U.S. dollars. Effective January 1, 1998, Brazil ceased to be a highly inflationary economy using the criteria set forth in Statement of Financial Accounting Standards No. 52 (“SFAS 52”). Accordingly, as of January 1, 1998, the Company began using the real as the functional currency of its Brazilian subsidiaries. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. In addition, in January 1998, the Company recorded a loss associated with holding a net foreign currency monetary liability position. Effective July 21, 2000, the Company emerged from Chapter 11 bankruptcy proceedings and implemented “fresh-start accounting.” Accordingly, all assets and liabilities were restated to reflect their respective fair values. The Consolidated Financial Statements after that date are those of a new reporting entity and are not comparable to the pre-confirmation periods. The data presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and other information included elsewhere in this Annual Report on Form 20-F.

        Set forth below is selected financial data for the years ended December 31, 2003, 2002, 2001, the five months and eleven days ended December 31, 2000, the six months and twenty days ended July 20, 2000 and the year ended December 31, 1999.

	Successor Company (1)				Predecessor Company (1)
	Year Ended December 31,			Five Months and Eleven Days Ended December 31,	Six Months And Twenty Days Ended July 20,	Year Ended December 31,
	2003	2002	2001	2000	2000	1999
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$14,098	$15,692	$21,697	$11,964	$13,044	$26,177
Operating costs and expenses:
System operating (exclusive of
depreciation and amortization
and stock compensation expense
shown below)	6,120	8,758	11,800	4,845	6,534	12,040
Selling, general and administrative (exclusive of depreciation and amortization and stock compensation expense shown below)	8,457	7,415	11,555	6,904	9,223	15,705
Depreciation and amortization	2,214	3,028	8,020	5,257	6,442	14,205
Stock compensation	--	--	--	3,270	--	--

Total operating costs and
expenses	16,791	19,201	31,375	20,276	22,199	41,950

Operating loss	(2,693)	(3,509)	(9,678)	(8,312)	(9,155)	(15,773)
Other income (expense) (2)	4,461	(31,705)	(10,681)	(3,819)	(10,776)	(46,073)
Income (loss) before reorganization items, extraordinary item and cumulative effect of change in accounting principle	1,768	(35,214)	(20,359)	(12,131)	(19,931)	(61,846)
Reorganization items:
Reorganization costs	--	--	--	--	(2,709)	(4,724)
Adjustment of accounts to fair value	--	--	--	--	(3,221)	--

Total reorganization items	--	--	--	--	(5,930)	(4,724)

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	1,768	(35,214)	(20,359)	(12,131)	(25,861)	(66,570)
Extraordinary item:
Gain on extinguishment of debt	--	--	--	--	88,781	--

Income (loss) before cumulative effect of change in accounting principle	1,768	(35,214)	(20,359)	(12,131)	62,920	(66,570)
Cumulative effect of change in
accounting principle	--	(20,161)	--	--	--	--
Income taxes	(10)	--	--	--	--	--

Net income (loss)	$1,758	$(55,375)	$(20,359)	$(12,131)	$62,920	$(66,570)
Basic and diluted earnings (loss) per
share:
Before reorganization items, extraordinary item and cumulative effect of change in accounting principle	$0.18	$(3.52)	$(2.04)	$(1.21)	$(2.39)	$(6.15)
Extraordinary item	--	--	--	--	8.20	--
Cumulative effect of change in accounting principle	--	(2.02)	--	--	--	--
Net income (loss)	$0.18	$(5.54)	$(2.04)	$(1.21)	$5.81	$(6.15)
Weighted average number of shares outstanding during the year/period	10,000	10,000	10,000	10,000	10,825	10,825

	Successor Company (1)			Predecessor Company (1)
	At December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
Balance Sheet Data:
Working capital (deficiency)	$(55,263)	$(50,549)	$(3,558)	$1,884	$(118,602)
Property, plant and equipment, net	8,059	7,517	13,665	19,149	27,755
Total assets	18,434	16,251	46,499	62,925	83,322
Total long-term debt	--	--	44,045	39,200	--
Stockholders' equity (deficiency) (3)	(50,004)	(42,855)	(10,045)	11,088	(91,642)

	Successor Company (1)				Predecessor Company (1)
	Year Ended December 31,			Five Months and Eleven Days Ended December 31,	Six Months And Twenty Days Ended July 20,	Year Ended December 31,
	2003	2002	2001	2000	2000	1999
	(dollars in thousands, except revenue per subscriber data)
Other Financial Data:
Cash flows from operating activities	$1,185	$2,576	$962	$(1,715)	$(29,896)	$(5,187)
Cash flows from investing activities	(1,150)	(576)	(2,274)	(2,317)	(3,924)	(3,002)
Cash flows from financing activities	--	--	--	--	--	--
Capital expenditures	1,150	576	2,274	2,317	3,924	3,002
Other Operating Data:
Number of subscribers at end of period (4)	46,785	58,633	69,355	80,609	74,814	72,240
Average monthly revenue per subscriber (5)	$24.67	$22.69	$24.68	$28.06	$19.60	$27.01

(1)	The Selected Consolidated Financial Data includes (i) TV Filme Serviços on a historical basis through July 20, 2000 and (ii) ITSA and its subsidiaries from July 21, 2000, adjusted for the effects of the plan of reorganization of TV Filme completed on that date. See Note 1 to the Consolidated Financial Statements.

(2)	Other income (expense) is comprised primarily of foreign currency gain (loss) and interest expense.

(3)	The Company has never paid cash dividends on its Ordinary Shares. See “Item 9. The Offer and Listing – A. Offer and Listing Details.”

(4)	See “Item 4. Information on the Company.”

(5)	Average monthly revenue per subscriber is calculated by dividing subscription revenue for the month by the average number of subscribers for the month.

Exchange Rates

        Since 1999, the Central Bank of Brazil has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank of Brazil has intervened occasionally to control unstable movements in foreign exchange rates. The Company cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future.

        The information set forth below with respect to exchange rates is based on the official exchange rate of the Central Bank of Brazil. These rates are used by the Company in preparation of the Consolidated Financial Statements included in this Annual Report on Form 20-F.

	Exchange Rates of reais per U.S. $1.00(1)
	Period End	Average(2)	Highest	Lowest
Year Ended:
December 31, 1999	1.789000	1.816200	2.164700	1.207800
December 31, 2000	1.955400	1.834800	1.984700	1.723400
December 31, 2001	2.320400	2.340480	2.800700	1.935700
December 31, 2002	3.533300	2.927310	3.955200	2.270090
December 31, 2003	2.889200	3.078282	3.662300	2.821900
Month Ended:
December 31, 2003	2.889200	2.925300	2.943400	2.888300
January 31, 2004	2.940900	2.851800	2.940900	2.802200
February 29, 2004	2.913800	2.930300	2.987800	2.904200
March 31, 2004	2.908600	2.905500	2.941000	2.875200
April 30, 2004	2.944700	2.906000	2.952200	2.874300
May 31, 2004	3.128100	3.100400	3.205100	2.956900

(1) (2)	Source: Central Bank of Brazil. Represents daily average exchange rate during the relevant period.

B.	Capitalization and Indebtedness.

              Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

              Not applicable.

D.	Risk Factors.

             Set forth below is a description of factors that may affect the Company’s business, results of operations, financial condition and share price from time to time.

Factors Relating to the Company

        An Event of Default Under the Company’s Primary Indebtedness Has Occurred and is Continuing. The Company is indebted to certain lenders for a total of approximately $55.8 million, including principal and interest, under its secured notes in the original aggregate principal amount of $35 million, due December 2004, at an interest rate of 12% per annum (the “12% Senior Secured Notes”). Payment of the 12% Senior Secured Notes is guaranteed by certain subsidiaries of the Company and is secured by all of the assets of the Company. Due to financial constraints and limited capital resources, the Company failed to pay the interest due under the 12% Senior Secured Notes on December 20, 2002. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company’s interest payment default continuing for a period of more than 30 days. The Company subsequently failed to make interest payments due on June 20, 2003 and December 20, 2003. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company’s assets and the termination of the operations of the Company’s business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the Notes due and payable in full and to demand the immediate payment of the Notes. However, the Company can give no assurance that the noteholders will not fully exercise their rights in the future. The Company anticipates that it will probably not be able to pay either the interest or the principal due under the 12% Senior Secured Notes.

        The Report of the Company’s Independent Registered Public Accounting Firm Contains an Emphasis of a Matter Paragraph Relating to the Company’s Ability to Continue as a Going Concern. The report of the independent registered public accounting firm on the Company’s Consolidated Financial Statements for the year ended December 31, 2003 contains an explanatory paragraph stating that there is substantial doubt as to the Company’s ability to continue as a going concern. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of such uncertainty. As set forth in the Consolidated Financial Statements, the Company has incurred recurring losses from operations and has not been able to generate sufficient cash flows from operations to pay accrued interest on its 12% Senior Secured Notes that was due since December 20, 2002. At December 31, 2003, the accrued interest in default totaled $9,103,000. As of December 31, 2003 and 2002, the Company had working capital deficiencies of $55,263,000 and $50,549,000, respectively. As a result of the default under the indenture related to the 12% Senior Secured Notes, $46,688,000 of the Company’s total long-term debt was classified as a current liability in the Company’s Consolidated Balance Sheet at December 31, 2003 and 2002.

        Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. During 2003, the Company lost 20% of its subscriber base. However, this loss did not have a material adverse effect on the Company’s business, as the revenues derived from these subscribers represented less than 3% of the Company’s total revenues in reais (or 10% in U.S. dollars) in 2003. In addition, the impact of the loss of these subscribers was partially offset by a 5% average increase in monthly fees. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and to fund maturities of debt as they become due. The Company continues to evaluate alternatives for obtaining the necessary capital to fund operations and any potential future growth. However, to date, the Company has not been able to obtain this capital as a result of continuing financial and economic difficulties.

        These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s management is concentrating its efforts to address the Company’s negative stockholders’ equity and working capital deficiency. During 2003, the Company reduced selling, general and administrative expenses through a reorganization of the Company’s internal organization, which resulted in reductions in the number of employees and in other administrative expenses, and through the successful renegotiation of certain supply and rental agreements. In addition, the Company has established a Survey and Development Group to study the development of new wireless technologies which may be implemented to add to the Company’s service and product offerings. However, the lack of sufficient capital resources has prevented the Company from launching any potential new service. The Company can give no assurance that it will be successful in achieving further expense reductions or otherwise addressing its negative stockholders’ equity and working capital deficiency or that its developmental efforts will result in additional service or product offerings. The failure of the Company to obtain additional financing and to achieve the other objectives described above would have a material adverse effect on the Company’s business, results of operations and financial condition, which may include the termination of the operations of the Company’s business.

        The Company Needs Additional Capital to Support Operations and to Fund Debt Maturities. The Company’s business requires substantial investment on a continuing basis to finance debt service obligations, capital expenditures and expenses related to system maintenance, development and net losses. As discussed above, the Company is currently dependent upon obtaining additional financing to provide funds to support its current operations and to fund current maturities of debt. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and the Company can give no assurance that existing securityholders will provide any portion of the Company’s financing requirements. Furthermore, the indenture related to the 12% Senior Secured Notes restricts the amount of additional indebtedness that the Company may incur. Consequently, the Company can give no assurance that it will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet the Company’s current and future financing needs. Failure to obtain any required additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, which may include the termination of operations of the Company’s business.

        The Company’s Substantial Leverage Could Adversely Affect Its Ability to Run Its Business. The Company has a significant amount of indebtedness. This substantial indebtedness could have important consequences. For example, it could:

o	limit the Company’s ability to obtain additional financing in the future to refinance existing indebtedness and for working capital, capital expenditures, acquisitions and general corporate purposes or other purposes;

o	require the Company to dedicate a substantial portion of its cash flow from operations and cash and/or marketable securities on hand to the payment of principal and interest on the Company’s indebtedness, thereby reducing funds available for market expansion and additional market development;

o	hinder the Company's ability to adjust rapidly to changing market conditions; and

o	make the Company more vulnerable to economic downturns, limiting its ability to withstand competitive pressures and reduce the Company’s flexibility in responding to changing business and economic conditions.

        The Company’s Debt Obligations are Subject to Foreign Exchange Risk. The 12% Senior Secured Notes are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais. The Company also incurs a significant portion of its equipment costs, and most of its programming costs, in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company’s ability to meet its debt obligations and fund its capital expenditures, and could adversely affect its results of operations.

        The Company is in a Competitive Business. The Company faces potential competition from hardwire cable operators, direct broadcast satellite systems (“DBS”), local off-air VHF/UHF channels, telecommunications operators, home videocassette recorders and out-of-home theaters. Currently, there are three DBS providers in Brazil and the private telephone companies have started offering high-speed Internet access services, using DSL technologies, in some markets. Legislative, regulatory and technological developments may result in additional and significant competition. Many of the Company’s actual and potential competitors have greater financial, marketing and other resources than does the Company.

        The Company’s Business Could Suffer from Changes in Government Regulation. Changes in the regulation of the Company’s business activities, including decisions by regulators affecting the Company’s operations, could have an adverse effect on the Company’s business.

        The Company is Dependent on Certain Key Suppliers. The Company purchases decoders, modems and antennas from a limited number of sources. The Company’s inability to obtain sufficient components as required from these sources, or to develop alternative sources if and as required in the future, could result in delays or reductions in customer installations, which, in turn, could have a material adverse effect on the Company’s results of operations and financial condition.

        In February 2000, the Company’s only supplier of decoders (General Instruments, which has been acquired by Motorola) in its four operating markets announced that it was planning to discontinue production for this product in the future. While the Company projects it has a four-year inventory of decoders available, the Company is currently evaluating new suppliers and alternatives. However, if the Company is unable to obtain any required additional decoders for subscriber use, it could have a material adverse effect on the Company’s results of operations and financial condition.

        The Company’s Ability to Distribute Dividends and Meet Debt Obligations is Dependent on Its Subsidiaries. Because the Company is a holding company, the Company’s ability to distribute dividends and meet its debt obligations is dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payment of funds by the subsidiaries to, the Company. The Company’s subsidiaries may be obligated as guarantors of the Company’s debt to pay any amounts due to its creditors or to make any funds available to its creditors. The payment of dividends from the Company’s subsidiaries and the payment of any interest on or the repayment of any principal of any loans or advances made to the Company by its subsidiaries, or by the Company to its subsidiaries (1) may be subject to statutory or contractual restriction, (2) are contingent upon the earnings of such subsidiaries and (3) are subject to various business considerations.

Factors Relating to Brazil

        The Company’s Business Could Suffer from Political and Economic Uncertainties in Brazil. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The Company’s business, financial condition and results of operations may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as factors such as currency fluctuations, inflation, social instability, price instability, interest rates, liquidity of domestic capital and lending markets, tax policy and other political, diplomatic, social and economic developments in or affecting Brazil.

        Government Restrictions on the Conversion and Remittance of Funds Abroad Could Hinder the Company’s Ability to Operate Its Business. The Brazilian government has the authority to restrict the transfer of funds abroad. If the Brazilian government were to exercise this power, as it has done in the past, the Company’s subsidiaries could be prevented from purchasing equipment required to be paid for in U.S. dollars and from transferring funds to the Company, which are required in order for the Company to make scheduled interest payments on its outstanding 12% Senior Secured Notes. Either of these events could have a material adverse impact on the Company’s business, operating results and financial condition.

        The Pending Tax Reform in Brazil May Result in an Increased Tax Burden Upon the Company. The Brazilian government has proposed broad tax reform bills, mainly designed to reduce the public deficit through tax increases. It is anticipated that the tax reforms will include, for example, the creation of a value-added tax on goods and services which would replace six existing taxes:

o	Contribuiçãoo Social sobre o Lucro Líquido (CSLL), a social contribution tax on profits;

o	Imposto sobre Produtos Industrializados (IPI), a federal tax on industrial products;

o	PIS, a social contribution tax on salaries;

o	COFINS, a social contribution tax on gross revenues (operating and financial);

o	ICMS, a state tax on the circulation of goods and services; and

o	Imposto sobre Serviços (ISS), a municipal tax on services.

If the proposed tax reforms are enacted, the reforms may result in a significant increase in the Company’s tax burden which, in turn, could have a material adverse effect on the Company’s results of operations and financial condition.

        In addition, in 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuição Provisória sobre Movimentação Financeira (“CPMF”). Based on this Amendment, Law No. 9,311 of October 24, 1996 (“Law 9,311”) was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts, including payments made by the Company, are subject to the assessment of the CPMF tax. Subsequent constitutional amendments have extended the assessment of the CPMF and have changed the tax rate. Most recently, Constitutional Amendment No. 37 of June 2001 extended the CPMF assessment until December 31, 2004 at a 0.38% rate. The Constitutional Amendment No. 42 of December 2003 extended the CPMF assessment until December 31, 2007 at a rate of 0.38%.

Item 4.  Information on the Company

    A.        History and Development of the Company.

        On July 21, 2000, ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme under Chapter 11 of the United States Bankruptcy Code.

        The predecessor of TV Filme was founded in 1989 by certain members of the Company’s current senior management team. In September 1989, TV Filme was granted a license to operate a wireless cable television system in Brasília, the capital of Brazil, and commenced operations in 1990 with a one channel offering. Licenses to operate the Goiânia and Belém Systems were acquired in 1994 from TVA Sistema de Televisão S.A., a subsidiary of Tevecap S.A. (“Tevecap”), one of the leading pay television operators in Brazil.

        TV Filme was organized in 1996 under the laws of the State of Delaware. Its largest stockholders included Warburg, Pincus Investors, L.P., Tevecap and certain members of management and their families.

        During 1998 and the first quarter of 1999, TV Filme faced significant challenges that ultimately affected TV Filme’s ability to pay interest on its outstanding 12 7/8% senior notes due 2004 (the “TV Filme Senior Notes”). While TV Filme decided to commence discussions with holders of the TV Filme Senior Notes to pursue a comprehensive financial and operational restructuring plan, TV Filme failed to make the required interest payment on the TV Filme Senior Notes on June 15, 1999.

        On August 13, 1999, TV Filme reached an agreement in principle with a committee representing the holders of the TV Filme Senior Notes. This agreement was effected pursuant to a pre-arranged plan of reorganization, which received court approval under Chapter 11 of the U.S. Bankruptcy Code on April 10, 2000. The plan was completed on July 21, 2000, following support from ANATEL (the Brazilian Telecommunications Agency) and the Central Bank of Brazil. In accordance with the terms of the plan of reorganization, the TV Filme Senior Note holders received a $25 million cash payment and their existing notes were converted into (i) the 12% Senior Secured Notes, and (ii) 80% of the new common equity of the reorganized company. Current management received 15% of the new common equity, and the existing common stockholders of TV Filme received 5% of the new common equity of the reorganized company. All outstanding stock options were cancelled. ITSA Ltd. (the reorganized company) is a Cayman Islands holding company and is the successor issuer to TV Filme, Inc. pursuant to Rule 12g-3 under the Securities Exchange Act. The 12% Senior Secured Notes were issued by ITSA-Intercontinental Telecommunicações Ltda., a wholly-owned subsidiary of the Company. On March 18, 2002, the U.S. Bankruptcy Court for the District of Delaware closed the Chapter 11 bankruptcy case involving TV Filme.

        The Company made capital expenditures of approximately $1.2 million, $0.6 million and $2.3 million during 2003, 2002 and 2001, respectively. During 2003, 2003 and 2001, the Company added capitalized installation of $1.0 million, $0.3 million and $1.6 million, respectively, and acquired new equipment of approximately $0.2 million, $0.3 million and $0.8 million, respectively.

        The Company’s principal executive office is located at SCS, Quadra 07-Bl.A, Ed. Torre Pátio Brasil, sala 601, 70.307-901 Brasília – DF, Brazil and its telephone number is 011-55-61-314-9904.

    B.         Business Overview.

        The Company develops, owns and operates broadband wireless telecommunications systems in markets in Brazil, offering video, high-speed Internet and data communications services. Through its subsidiaries, the Company has licenses in the cities of Brasília, Goiânia, Belém, Campina Grande, Caruaru, Porto Velho, Presidente Prudente, Bauru, Franca, Uberaba, Belo Horizonte and Vitória, covering over 3 million households and approximately 13 million people.

        The Company offers a pre-paid subscription video service, called Mais TV, which is comprised of a self-install kit available in retail stores in most of the cities in which the Company has operations.

        ITSA was also the first company in Brazil to launch a high-speed Internet access system using the technology of high-speed modems. The system, called LinkExpress, has been available on a commercial basis in the city of Brasília since 1998.

        The Company holds licenses covering the frequency bands from 2,170 to 2,182 MHz and from 2,500 to 2,686 MHz. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, to both the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasília.

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

        In addition to satellite competitors that operate on a national basis in Brazil, hardwire cable providers operate or hold licenses to operate in virtually all of the Company’s licensed markets.

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

        Each of the Company’s existing systems has required an initial capital investment of approximately $0.5 million to $1.0 million to build and install a transmission tower, headend facilities and other equipment. These costs are generally depreciated over ten years. In addition, each new subscriber has required an average incremental investment of approximately $200 in the case of video service, which includes the cost of a decoder box, installation labor and materials, other equipment and supplies, and marketing and selling costs. In the case of residential/corporate high-speed Internet service, each new subscriber has required an average incremental investment of approximately $500 (including a cable modem). The Company capitalizes installation costs, including installation labor, decoders and other direct costs, and depreciates these costs over a four-year period. Prior to 1998, these costs were depreciated over a five-year period. The Company charges new subscribers installation fees which vary from market to market, depending on factors which include the subscriber’s access to other forms of services and whether the installation is the first installation in a building. The Company has charged its subscribers an installation fee typically ranging from $45 to $55 for video service (or approximately $8 net of sales commissions in markets which have adopted the Mais TV model) and from $13 to $40 for residential high-speed Internet service and from $42 to $1,450 for corporate services.

Brazilian Pay Television Industry

        The pay television industry in Brazil began in 1989 with the commencement of UHF service in São Paulo. In contrast to the U.S., the Brazilian hardwire cable industry and wireless cable industry began developing concurrently. By December 31, 2003, approximately 297 hardwire cable licenses, 10 Direct-to-Home (“DTH”) licenses and 100 wireless licenses had been issued by the Brazilian government. The Company believes that as of December 31, 2003, approximately 13% of Brazilian homes were passed by hardwire cable as compared to over 80% in the U.S. Brazil is the largest television market in Latin America with an estimated 39.5 million television households, according to a survey published by the Instituto Brasileiro de Opinião Pública e Estatística, or IBOPE. As of December 31, 2003, the Company estimates that there were approximately 3.5 million pay television subscribers, representing approximately 9 % of Brazilian television households.

        Brazilian television viewers prefer Portuguese language programming, including movies, sports and “novelas” (soap operas). Programming content for pay television systems in Brazil is offered by the Globo Organization, independent providers and by Neo-TV, an association formed to help operators negotiate and purchase programming. In general, much of the Brazilian programming transmitted by pay television systems, such as HBO Brazil, ESPN International and MTV Latino, is based on formats found in the U.S. In addition, there are channels that include programs directly from the U.S., such as Warner and Sony, as well as channels from Europe and other countries in Latin America.

Brazilian Broadband Market

        Brazilians were introduced to broadband services only seven years ago when, on an experimental basis, TV Filme starting operating a service called LinkExpress in the city of Brasília, which provided one-way Internet access service using high-speed modems. The Company discontinued this one-way service in November 2003, as a result of the obsolescence of this technology.

        In December 2000, ITSA, through its subsidiary LinkExpress, launched its two-way broadband service. By the end of 2003, the two-way services were being offered commercially to approximately 660 residential subscribers and 312 corporate subscribers.

        Reported estimates indicate that there are approximately 12,000,000 internet users in Brazil and 1,200,000 subscribers have access to high-speed internet services. DSL technology represents 83% of this market and cable modem 17%. (source:www.teleco.com.br/internet.asp)

Operating Systems and the Company’s Markets

        The table below provides information regarding the Company’s markets as of December 31, 2003:

	Estimated Total Population (1)	Estimated Total Households (1)	Estimated LOS Households (2)

Operating Markets:
Brasilia	2,177,504	514,776	453,000
Belém	1,771,417	440,651	370,000
Goiânia	1,605,396	397,080	297,000
Campina Grande	523,854	99,592	80,000

Total in Operating Markets	6,078,171	1,452,099	1,200,000

New Markets (3)	7,127,553	1,765,176	1,412,000

(1)	Represents the Company’s estimate of the population and the total number of households within the greater metropolitan areas of each of its markets. The Company’s estimates for Brasília, Goiânia, Belém and Campina Grande are based on data from the 2000 Census conducted by the Brazilian Institute of Geography and Statistics (“IBGE”) as adjusted to reflect estimated total household growth. Includes potential households that will receive the signal through the use of repeaters.

(2)	Represents the Company’s estimate of the number of Line of Sight (“LOS”) households within the licensed radius in each market (ranging from 15-35 kilometers) that can receive an adequate signal from the Company.

(3)	Represents the eight markets for which the Company has been awarded licenses to operate new Multichannel Multipoint Distribution Systems (“MMDS”).

        Brasília System. Brasília, the capital of Brazil, with an estimated greater metropolitan population of approximately 2.2 million, is located in the interior of Brazil and was established in the early 1960’s as a planned city when the capital of Brazil was moved from Rio de Janeiro. Brasília’s generally flat topography is advantageous for wireless technologies. In addition, Brasília’s zoning provisions favor wireless technology by requiring that residential buildings be of a similar height and located together. The Company’s current 35-kilometer coverage territory encompasses approximately 453,000 households that the Company believes can be served by LOS transmission.

        The Brasília System, launched in 1990 with one channel, increased to three channels in July 1992, to four channels in September 1992, to eight channels in February 1994, to 16 wireless cable channels in November 1994 and to 24 wireless cable channels by the end of 1997. The Brasília System transmits at 50 watts of power per channel from a transmission tower that is 300 feet above average terrain. The main competitors in the pay television area in the city of Brasília are NET Brasília, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky, each of which are DTH operators. The Company believes that it is the second largest pay television provider in Brasília based on the total number of subscribers.

        In December 1997, the Company began providing high speed Internet access, under the brand name of LinkExpress, to its customers in Brasília. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company in the frequency band of 2,170 to 2,182 MHz. With the additional spectrum, the Company was able to offer LinkExpress in a two-way platform. In this new system, customers transmit and receive data signals through the wireless platform, without the use of the telephone. The main competitor in the area of high-speed Internet service in Brasília is Brasil Telecom, the telephone operator in the city. See “– High Speed Internet Access and Data Communications Services.”

        Belém System. Belém, with an estimated greater metropolitan population of approximately 1.8 million, lies at the mouth of the Amazon River and is a major trading port for the rich natural resources of the Amazon rain forest. The Company launched pay television service in Belém in February 1995. Although the city is relatively flat, trees block wireless cable transmission in Belém more often than they do in Brasília and Goiânia and thus, the Belém System requires increased utilization of signal repeaters. The Belém System reaches the greater Belém area, including the cities of Mosqueiro, Ananindeua, Icoaraci and Marituba and the islands of Outeiro and Barcarena. The Company’s current 30-kilometer coverage territory encompasses approximately 370,000 households that the Company believes can be served by LOS transmission.

        The Belém System transmits at 50 watts of power per channel from a transmission tower that is 300 feet above average terrain. The main competitors in the pay television area in Belém are ORM Cabo, an independent hardwire cable operator, as well as DirecTV and Sky. The Company does not currently offer high-speed Internet service in the city of Belém.

        Goiânia System. Goiânia, with an estimated metropolitan population of approximately 1.6 million, is located approximately 100 miles southwest of Brasília. Goiânia is the capital of the state of Goiás, and like Brasília, its topography is favorable to LOS transmission because the city is relatively flat. The Company launched pay television service in Goiânia in January 1995. The Company’s current 30-kilometer coverage territory encompasses approximately 297,000 households that the Company believes can be served by LOS transmission.

        The Goiânia System transmits at 50 watts of power per channel from a transmission tower that is 350 feet above average terrain. The main competitors in the pay television area in the city of Goiânia are NET Goiânia, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky. The Company believes that, at it is the second largest pay television provider in Goiânia based on total number of subscribers. The Company does not currently offer high-speed Internet service in the city of Goiânia.

        Campina Grande System. Campina Grande, with an estimated metropolitan population of approximately 0.5 million, is located approximately 80 miles west of João Pessoa, the capital of the state of Paraíba. Similar to Brasília and Goiânia, the topography of Campina Grande is favorable to LOS transmission. The Company launched service in Campina Grande in May 1999, exclusively using the Mais TV operating model (see below). The Company’s current licensed coverage radius encompasses approximately 80,000 households that the Company believes can be served by LOS transmission.

        The Campina Grande system transmits at 20 watts of power per channel from a transmission tower that is approximately 2,500 feet above sea level. There is currently no hardwire cable operation in Campina Grande. The Company does not currently offer high speed Internet service in the city of Canpina Grande.

Other Markets

        In 1998 and 2000, the Company was awarded licenses to operate wireless systems in the following eight markets: Bauru, Belo Horizonte, Caruaru, Franca, Porto Velho, Presidente Prudente, Uberaba and Vitória. The Company believes that, in the aggregate, these eight markets collectively encompass a total population of approximately 7.1 million, total households of approximately 1.8 million and LOS households of approximately 1.4 million. Bauru, Belo Horizonte, Franca, Porto Velho, Presidente Prudente, Uberaba and Vitória have operating hardwire cable competitors. The Company has implemented the transmission system in all of these markets and the service is commercially available to customers, although the Company has been unable to market its services aggressively.

Mais TV Operating Model

        In May 1999, with the launch of the Campina Grande system, the Company created and implemented a new pay television operating model, “Mais TV.” The major differences between the Mais TV model and the previous model are:

o	Customers choose from several different programming packages and may vary their choice each and every month.

o	All services are offered exclusively on a prepaid basis. The customer receives a booklet, which is to be filled out monthly, including the programming package selected. With this information, the Company, upon receipt of payment notification from the bank, is able to activate the selected programming package for the customer.

o	To initiate service, the customer purchases, from either a local store or the Company’s local showroom, an installation kit. Prices for these kits are approximately $25, on average. Installation services, if desired by the customer, may be contracted for separately, either with the Company or with approved third-party installation companies.

Programming

        The Company purchases most of its programming from Neo-TV, an association formed to help operators negotiate and purchase programming.

        Beginning in October 1997, the Company also began producing its own programming guide, called “Mais TV Magazine”, which it distributes at no charge to its subscribers. The Company believes that its guide is an important marketing tool and provides an efficient way for the Company to interact with its customers.

        The Company’s channel offerings as of are as follows:

Channel	Description

HBO Brazil	Brazilian Version of HBO
HBO Brazil 2	HBO Brazil with a three hours time delay
ESPN Brazil	Brazilian Version of ESPN
Eurochannel	European films and special programming
Mundo	Variety channel
Band News	Brazilian 24 hour news channel
MTV Brazil	Brazilian version of MTV
RTPi *	Radio and Television Portugal, a free broadcast channel from Portugal

Channel	Description

CNN International	International Version of CNN
TNT	Brazilian version of TNT
Cartoon Network	Cartoon Network produced in the U. S.
Boomerang	Turner's channel for cartoons
Fox	General entertainment
Discovery Channel	Brazilian version of Discovery Channel
National Geographic	Brazilian version of National Geographic
ESPN International	International version of ESPN
Warner	Warner channel produced in the U.S.
E !	E! Entertainment channel produced in the U.S.
Cinemax Prime	Films and special programming
Sony	Sony channel produced in the U.S.
Nickelodeon *	Children's channel
Discovery Kids	Children's channel
People and Arts / Travel Channel *	Tourism, biography and art channel
Rede Vida	Catholic programming
Cinemax	Films and special programming
AXN	Brazilian version of AXN
Canal Adulto *	Adult programming
Genesis*	Evangelical programming
Local	Local programming
Globo *	Local off-air channel (where available)
SBT *	Local off-air channel (where available)
Bandeirantes *	Local off-air channel (where available)
Record *	Local off-air channel (where available)
Nacional *	Local off-air channel (where available)
Rede TV! *	Local off-air channel (where available)
Cultura *	Local off-air channel (where available)
Apoio *	Local off-air channel (where available)

*    Offered where available.

High Speed Internet Access and Data Communications Services

        In December 1997, the Company began providing Internet access services, under the brand name LinkExpress, to its customers in Brasília. This service, which uses wireless cable modems for delivery of access at greatly increased speeds to subscribers, is believed to be the first marketed use of cable modem technology in Brazil. In the first years of operation, LinkExpress offered high-speed Internet access services with a phone-return. In this system, data were transmitted to the customers using the wireless technology, while requests from subscribers to the network were performed with the use of phone-lines. The Company discontinued this one-way service in November 2003, as a result of the obsolescence of this technology. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company in the frequency band of 2,170 to 2,182 MHz. With the additional spectrum, the Company was able to offer LinkExpress in a two-way platform. In this new system, customers transmit and receive data signals through the wireless platform, without the use of the telephone. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, both to the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasília.

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

    Installation.        The Company’s installation package features a standard rooftop mount linked to a small antenna and related equipment, including a decoder, located at the subscriber location. Installations at single-family homes require an entire installation package, while installations at multiple dwelling units at which drop lines already have been installed require less time and, accordingly, are less costly.

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

        The Company operates a single service center located in Brasília where billing, accounts payable, human resources administration, marketing, customer service hotline and all routing and scheduling functions are centralized. The Company believes that operating a centralized service center further enhances and improves the quality of its customer service function.

        Subscriber Management System. The Company has developed its own subscriber management system, called Mythos. The Company believes that its subscriber management system enables it to deliver superior customer service, monitor customer payment patterns and facilitate the efficient management of each of its operating systems. This advanced software package allows the Company to have full control of every aspect of its businesses, from marketing to sales, customer service, technical support, inventory control and billing. The Company has seven employees dedicated to the development, enhancement, integration and maintenance of the Company’s subscriber management system.

Facilities and Equipment

        Administrative Facilities. A centralized corporate administrative facility is located in Brasília to handle training, engineering, computer systems development, financial and controller functions and strategic planning, as well as customer service, billing, accounts payable and certain other administrative functions. In addition, the Company has established regional operating offices in its operating markets to coordinate sales, local marketing, installation and technical support services, maintenance and local administrative functions.

        Transmission Facilities. The Company’s head-end and transmitter facilities are located in leased buildings at the Company’s transmission tower sites. The transmitting antennas generally are able to serve the maximum regulatory range for its license coverage areas. In certain areas within the Company’s markets that are otherwise terrain-blocked, the Company utilizes signal repeaters to enhance signal coverage. For other markets, the Company expects to lease space for transmission and head-end facilities and expects to use transmitting antennas which will serve the entire license coverage areas in each market.

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

        The Company believes that it is the second largest pay television provider in Brasília based on total number of subscribers. The Company’s principal competitors in the city of Brasília are NET Brasília, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky, each of which is a DTH operator. In Brasília, the Company also offers high speed Internet access to the residential market and data communication services to the corporate market. The Company’s principal competitor for these services is Brasil Telecom, the local telephone operator.

        The Company believes that it is the second largest pay television provider in Goiânia based on total number of subscribers. The main competitors in the pay television area in the city of Goiânia are NET Goiânia, a hardwire cable operator and affiliate of the Globo Organization, as well as DirecTV and Sky.

        The Company believes that it is the largest pay television provider in Belém based on total number of subscribers. The main competitors in the pay television area in Belém are ORM Cabo, an independent hardwire cable operator, as well as DirecTV and Sky.

        The Company believes that it is the largest pay television provider in the city of Campina Grande. The Company’s principal competitors in Campina Grande are Sky and DirecTV. Currently, there is no hardwire cable provider in the city of Campina Grande.

        In addition to other terrestrial pay television operators, the Company faces competition from several other sources, such as direct broadcasting satellite systems (“DBS”), local off-air VHF/UHF channels, home videocassette recorders and out-of-home theaters. Competition in the pay television industry is based upon program offerings, customer service, reliability and pricing. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully. See “—Brazilian Pay Television Industry” and “—Operating Systems and the Company’s Markets.”

Regulatory Environment

    General.        In July 1997, the Brazilian government adopted Federal Law No. 9472/97, the “General Telecommunications Law.” Such law revoked the Brazilian Telecommunications Code of 1962 pursuant to which the pay television industry was subject to regulation by the Ministry of Communications. The General Telecommunications Law provides that ANATEL has jurisdiction over the regulation of telecommunications services. ANATEL has been vested with the power to, among other things, revoke, modify and renew licenses within the spectrum available to wireless services, approve the assignment and transfer of control of such licenses, approve the location of channels that comprise MMDS systems, regulate the type, configuration and operation of equipment used by MMDS systems, and impose certain other reporting requirements on MMDS license holders and MMDS operators.

        Currently, MMDS license holders remain subject to the provisions of Presidential Decree Number 2196 (“Decree No. 2196”), issued April 8, 1997, which regulates “Special Services,” including MMDS systems and operations. Decree No. 2196 specifies the competitive procedures for the granting of concessions and licenses for the rendering of Special Services in Brazil. Based on the provisions of Decree No. 2196, the Ministry of Communications revised Rule 002/94, which specifically regulated MMDS service, by means of Administrative Rule 254, dated April 16, 1997, hereinafter referred to as the “Revised MMDS Rule.”

        Ownership of Licenses. Decree No. 2196 eliminated the requirement that only companies in which Brazilian nationals own at least 51% of the voting capital were eligible to be granted a license to operate an MMDS system. Consequently, under current regulations any company constituted in accordance with the laws of Brazil and with a head office and management located in Brazil is eligible to be granted such a license. Although Decree No.

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

    Prices.        The system operator may freely establish prices for pay television and high-speed Internet services currently in operation, although ANATEL may intervene in the event of abusive pricing practices. ANATEL may impose penalties including fines, suspension or revocation of a license in the event the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL and CADE, the Brazilian antitrust authority, also may intervene to the extent operators engage in unfair practices intended to eliminate competition. Under a Brazilian law designed to reduce inflation, the prices which the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber’s initial subscription date and may only be increased by a percentage no greater than the percentage of the increase in the general inflation rate which occurred during the subscriber’s contract year.

        Two-Way MMDS. In the third quarter of 2000, ANATEL approved and awarded additional spectrum to the Company in the frequency band of 2,170 to 2,182 MHz. Currently, with a total of 198 MHz of spectrum available in each market, the Company is able to offer a wide range of two-way advanced communication services, including high-speed data services and high-speed Internet, to both the residential and the corporate markets. The Company also owns additional specific licenses, which allow the offering of voice and VPN (Virtual Private Network) corporate services. Currently, the Company owns and operates its own NOC (Network Operating Center), which is located in its headquarters in Brasília.

        Other Licenses. ANATEL issued the Multimedia Communications Service, or SCM, Regulation, Resolution No. 272 of August 9, 2001, which permits the offering of capacity for transmission, emission and reception of multimedia information in the format of audio signals, video, data, voice and other sounds, images, texts and other information of any nature, to subscribers within the same area of service, using any means. The SCM is a fixed telecommunication service rendered for the collective interest on a domestic or international basis, excluding fixed telephone, Mass Electronic Communication Services (Cable TV, MMDS and DTH), and Broadcast Service. According to Resolution No. 272, SCM providers can offer their services to any residential subscriber. Therefore, pay tv operators could request an ANATEL authorization to offer SCM and then offer high speed cable data service, not only to their pay television subscribers, but to any user of this service located in the licensed area of the pay television operator.

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

        Due to the regulated nature of the pay television, high-speed Internet and data communications industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company’s growth and may otherwise have a material adverse effect on the Company’s results of operations and financial condition.

        C.  Organizational Structure.

        The following is a list of the Company’s significant subsidiaries:

Name	Country of Incorporation	ITSA Ownership Interest	ITSA Voting Interest
TV Filme Servicos de Telecomunicacoes Ltda	Brazil	100%	100%
TV Filme Brasilia Servicos de Telecomunicacoes Ltda	Brazil	100%	100%
TV Filme Belem Servicos de Telecomunicacoes Ltda	Brazil	100%	100%
TV Filme Goiania Servicos de Telecomunicacoes Ltda	Brazil	100%	100%
ITSA Intercontinental Telecomunicacoes Ltda	Brazil	100%	100%
Link Express Servicos e Telecomunicacoes Ltda	Brazil	100%	100%

        D.  Property, Plant and Equipment.

        The Company leases approximately 37,000 square feet of office space for its corporate headquarters and the Brasília System in Brasília. In addition, the Company leases office space for the Goiânia System, Belém System and Campina Grande System consisting of approximately 7,182, 15,410 and 8,260 square feet, respectively. The Company also leases space for transmission towers located in Brasília, Goiânia, Belém and Campina Grande. Finally, the Company leases office space and space for transmission towers in certain of its newly awarded markets. The Company believes that office space and space for transmission towers is readily available on acceptable terms in the markets in which the Company operates wireless cable systems. The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial cable, converters for subscribers’ homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae.

Item 5. Operating and Financial Review and Prospects

        A.  Operating Results.

        The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Item 3. Key Information – D. Risk Factors” and elsewhere in this Form 20-F.

Overview

        ITSA Ltd., a Cayman Islands company, provides pay television services and high-speed internet access under the “Linkexpress” brand name in Brazil. The Company has operations in 12 markets in Brazil, with licenses for MMDS (broadband wireless) as well data communications services (SCM). With its licenses, the Company has exclusive access to almost 200 MHz of contiguous spectrum for the offering of advanced services in each market where it operates. ITSA was the first company in Brazil to launch a high-speed Internet access system using its wireless platform and also was the first company to offer a local pre-paid subscription TV service. During 2003, ITSA generated over 96% of its revenue from its pay television, high-speed internet and data communications services and advertising.

        The Company has generated operating losses since its inception and these losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and fund maturities of debt as they become due. However, during 2003, the Company generated net cash from operating activities of $1,185,000 and earned net income of $1,758,000. This result was primarily attributable to a foreign exchange gain of $10,355,000 and a reduction in costs and expenses of $2,410,000, resulting primarily from the renegotiation of the Company’s supply and rental contracts, off-set in part by a provision for fiscal contingencies of $2,430,000 in Brasília and $353,000 in ITSA Brazil. For an explanation of these provisions, see “Item 8. Financial Information – Litigation.”

        In 2003, the Company made capital expenditures of approximately $1.2 million, which were primarily financed with available cash. At December 31, 2003, the Company had approximately $4.1 million in cash and cash equivalents, working capital deficiency of $55,263,000 and stockholders’ deficiency of $50,003,000.

        ITSA’s Consolidated Financial Statements included in this Annual Report on Form 20-F, have been prepared under the assumption that the Company will continue as a “going concern.” The report of the independent registered public accounting firm on the Company’s Consolidated Financial Statements for the year ended December 31, 2003 and 2002 contains an explanatory paragraph stating that there is substantial doubt as to the Company’s ability to continue as a going concern. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of such uncertainty.

        For a discussion of ITSA’s financial condition, including the current default under the 12% Senior Secured Notes, see “ – Liquidity and Capital Resources”.

Critical Accounting Estimates

        The Company’s significant accounting policies are discussed in Note 2 of the Consolidated Financial Statements. The Company’s Consolidated Financial Statement are presented in accordance with U.S. GAAP. As part of the preparation of its financial statements, the Company is required to make certain subjective estimates, judgments and assumptions in applying these accounting policies that management believes are reasonable based upon the information available at that time. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. Critical accounting estimates require management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of the Company’s financial position or results of operations. The significant accounting policies that management believes have and will have an impact on the Company’s business include the following:

Impairment of Long-Lived Assets

        The Company evaluates its long-lived and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of the asset to the future undiscounted net operating cash flows expected to be generated by the assets from their use and eventual disposition. In the event that the undiscounted net operating cash flows expected to be generated by the assets from their use and eventual disposition are lower than the carrying amount of such assets, an impairment loss is measured by comparing the carrying amount of such assets to their fair value. The Company has $8.1 million of property, plant and equipment and $2.9 million in licenses. The Company considers historical experience as well as future expectations of growth in customer numbers and in prices charged to customers in order to determine expected cash flows. A significant reduction in actual and estimated cash flows may have a material adverse effect on the Company’s results of operations and financial condition.

Depreciation of Property, Plant and Equipment

        Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives. The application of the Company’s property, plant and equipment accounting policies also involves estimates, assumptions, and judgments by management with respect to the estimated useful lives. Changes in circumstances, such as technological advances, changes to the Company’s business model or changes in the Company’s capital and investment strategy, can result in the actual useful lives differing from the prior estimate. Such changes could involve an increase or decrease in the estimated useful lives or salvage values which would impact future depreciation expense.

Provision for Doubtful Accounts

        The provision for doubtful accounts is established in an amount that is considered sufficient to cover any probable losses on realization of the accounts receivable from the Company’s customers and is recorded in selling, general and administrative expenses. The Company’s accounting policy for establishing the provision is consistent with the billing and collection process and historical experience. This provision is established progressively as follows:

Overdue Bills	Collection Process	% Loss Provided For
1 to 30 days	Administrative collection; disconnect services after 7 days, with no further revenue recognition	5

31 to 60 days	Administrative collection; cancel contract after 60 days	50

Over 61 days	Administrative collection; cancel contract after 60 days	100

Adverse changes in economic conditions in Brazil or in the regions of Brazil where the Company’s services are provided could impact the discretionary spending habits of the Company’s customers which could impact the levels of customer delinquency and ultimate collectability of the Company’s accounts receivable.

Contingent Liabilities

        The accrual for contingencies involves considerable judgment on the part of the Company’s management. As prescribed by SFAS No.5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

        The Company is subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company accrues reserves for legal proceedings when losses are probable and can be reasonably estimated. The Company’s judgments are based on the opinion of legal advisors. The amounts recognized are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional accruals for emerging issues. While the Company believes that the current level of accruals is adequate, changes in the future could impact these determinations.

Recent Accounting Pronouncements

        In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company’s financial statements.

        In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

o	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

o	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

o	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

        SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s financial statements.

        In November 2002, FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company’s financial statements.

        In January 2003, FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51" (“FIN 46”) which provided a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtained a variable interest after that date. For variable interests in VIEs created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003.

        On October 9, 2003, FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America had to complete their evaluations of VIEs that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing VIEs was required in their December 31, 2003 financial

statements.     This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003. In December 2003, FIN 46 was substantially revised and a new interpretation, FIN 46R, was issued. The key differences between FIN 46R and its predecessor FIN 46 include the following:

o	FIN 46R now scopes out many, but not all, businesses, as that term is defined in the Interpretation. A business, assuming it is scoped out of FIN 46R, should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance, most notably Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”). Under FIN 46, any business potentially could have been a VIE (and, if so, subject to the Interpretation’s unique consolidation requirements) depending on the design of the business’ capital structure and other factors. Note that an entity whose primary activity is asset-backed financing or who acts as a single-lessee leasing entity cannot qualify for the scope exemption in FIN 46R, even if it would otherwise be a business. If such an entity is a VIE, it is covered by FIN 46R’s consolidation requirements.

o	FASB partially delayed FIN 46’s effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers, the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

        Based on an initial assessment of the provisions and requirements of FIN 46R, the Company believes that the implementation of this statement will not result in any impact to the Company’s consolidated financial statements.

Inflation and Exchange Rates

Brazilian Economic Environment

        The Brazilian economy historically has been subject to periodic and occasionally significant intervention by the Brazilian Government. The Government has often changed monetary, credit, tariff, exchange rate and other policies, with the goal of influencing the economy. The Government’s actions to control inflation and effect other policies have involved wage and price controls, as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Although the stated intention of the present Government is gradually to reduce governmental intervention in the economy, it remains possible that government economic policies could adversely affect ITSA’s business and financial condition, as could the Government’s response to political or social developments.

        Substantially all of ITSA’s operations and customers are located in Brazil. Accordingly, the Company’s financial condition and results of operations are substantially dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. In 2003, the Central Bank raised Brazil’s base interest rate by a total of 10.0 percentage points in an effort to stabilize the currency and decrease inflationary pressures. In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. The Company’s management has no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

        On January 1, 2003, Luiz Inácio Lula da Silva, from the Labor Party, took office as the new President of Brazil. Generally, the economic policies of former President Cardoso have been continued by the current administration of the Brazilian government. Although the new government has not departed significantly from previous policies, and the Real appreciated 18.2% against the U.S. dollar during 2003, concerns remain about the policies of the future of the Brazilian government. While the current administration’s policies have to date not been adverse to the telecommunications industry, the uncertainty over what policies the current Brazilian government may propose or adopt in the future may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets and thus have an impact on our business.

        In 1999, the Government decided to remove the exchange rate band that had controlled the devaluation of the real, thus allowing the real to float freely. The exchange rate was R$2.8892 = US$1.00 at December 31, 2003, R$3.5333 = US$1.00 at December 31, 2002, R$2.3204 = US$1.00 at December 31, 2001, R$1.9554 = US$1.00 at December 31, 2000, and R$1.7890 = US$1.00 and at December 31, 1999.

        Devaluations of the real in relation to the U.S. dollar, which reached 52.3% in 2002, have significant effects on the Company’s financial condition and results of operations. The major impacts of depreciations of the real against the U.S. dollar are discussed in the next section. The Company’s exchange losses for 2002 reached US$26.6 million. In 2003, the real appreciated by 18.2% in relation to to U.S. dollar, and as consequence the Company’s exchange gain reached $10.3 million.

Effects of Inflation and Exchange Rate Fluctuations

        Prior to the implementation of the Real Plan 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the General Prices Index – Market, or the “IGP-M,” a widely used indicator of inflation in Brazil published by Fundação Getúlio Vargas, and the devaluation of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,
	2003		2002	2001	2000	1999
Inflation (IGP -M index)	8.7%		25.3%	10.4%	9.8%	20.1%
Currency (appreciation) depreciation	(18	.2)%	52.3%	18.7%	9.3%	48.0%

        Inflation and exchange rate variations have had, and may continue to have, substantial effects on ITSA’s financial condition and results of operations.

        Despite the principles adopted for translating the Company real-denominated financial statements into U.S. dollars, significant distortions to the Company’s reported results for the affected periods may remain, as a result of the inability of accounting conventions to fully reflect actual economic conditions during the relevant fiscal periods. While the Company’s financial records have been maintained in reais, the Company reporting currency for all periods is the U.S. dollar.

        The Company’s functional currency prior to 1998 was required to be the U.S. dollar under SFAS 52, but in 1998, the Company changed the functional currency to the real. The Company made this change because, in accordance with the SFAS 52, a company operating in an environment that is not highly inflationary is not obligated to use the U.S. dollar as its functional currency. The Brazilian economy ceased to be considered highly inflationary as of January 1, 1998. Therefore, under SFAS 52, the Company determined its functional currency (typically the currency in which a company generates and expends cash, based upon factors including cash flow indicators, sales prices indicators, expense indicators, financing indicators and management focus) to be the real. Because of the differences between the evolution of the rates of inflation in Brazil and changes in the rates of devaluation, as well as the effects of the change ITSA’s functional currency, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis. Since the adoption of real as functional currency in 1998, the devaluation of the real against the U.S. dollar has had the following effects on the Company results of operations:

o	The translation effects of the Company’s U.S. dollar transactions, primarily represented by loans, are recorded as losses from foreign currency exchange rate, net, in the statement of operations. The Company did not record foreign currency transaction losses for periods during which the Company measured the results of operations using the U.S. dollar as the functional currency.

o	Any devaluation of the real against the U.S. dollar is reflected directly in stockholders’ equity, through the decrease in real-denominated book value of property, plant and equipment when translated into U.S. dollars. These foreign currency translation effects are beyond the Company’s management control.

        For further information on the presentation of ITSA’s financial information, see Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report on Form 20-F. Inflation and exchange rate variations historically have affected, and will continue to have multiple effects on, the Company’s results of operations. The Company’s statements of operations expressed in local currency are translated to U.S. dollars at the average exchange rate for the period. The Company’s operating expenses (e.g., maintenance, selling, general and administrative expenses) is determined in reais and tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of devaluation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of devaluation, the Company’s operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of devaluation increases more quickly, ITSA’s operating expenses as expressed in U.S. dollars decrease. Additionally, a substantial portion of the Company’s indebtedness, capital expenditures and operating costs, including network equipment costs and programming arrangements, are denominated in or indexed to U.S. dollars. Any devaluation of the real against the U.S. dollar, if such devaluation were in excess of inflation, would result in a relative increase in the expenses related to such indebtedness and capital expenditures and in such operating expenses as compared to revenues which are generated in reais. In such a situation, if the Company were not able to increase its prices to match the rate of inflation, the Company’s ability to meet its debt service obligations and operating costs might be impaired. Historically, the Company has been able to adjust prices to counteract the effects of inflation, although there can be no assurance that it would be able to do so in the future. Another significant effect of inflation and exchange rate variations concerns the Company’s monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of devaluation of the real, the Company reports:

o	Translation losses on real-denominated monetary assets, which are generally offset, at least in part, by the aforementioned contractual indexation of real-denominated financial instruments; and

o	Translation gains on real-denominated monetary liabilities, which are generally offset, at least in part, by contractual indexation of real-denominated financial instruments. Through December 31, 1997, while the U.S. dollar was the Company’s functional currency, the Company recorded these net translation gains and losses in the Company’s statement of operations under “Gain (loss) on translation, net.” As of January 1, 1998, the Company’s functional currency has been the real, so the Company has recorded these translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity, such that these gains and losses no longer offset the contractual indexation expenses and income which are reported in the statement of operations under “Financial expenses” and “Financial income.” Interest on indexed financial instruments is included in the Company’s statement of operations under “Financial income” and “Financial expenses.”

Results of Operations

        Although the Company’s Consolidated Financial Statements are presented in U.S. dollars and pursuant to U.S. GAAP, the Company’s transactions are consummated in both reais and U.S. dollars. Inflation and devaluation in Brazil have had substantial effects on the Company’s results of operations and financial condition. See “Inflation and Exchange Rates” above.

        As a result of the changes in exchange rates during the periods presented, the period-to-period comparisons of the Company’s results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance of the Company.

        The following table presents statements of operations, balance sheet and other operating data derived from the Consolidated Financial Statements as a percentage of the Company’s revenues for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	% of Revenue	2002	% of Revenue	2001	% of Revenue
	(In thousands, except subscriber data)
Revenues	$14,098	100%	$15,692	100%	$21,697	100%
Operating costs and expenses:
System operating (exclusive of amortization
and stock compensation expense shown below)	6,120	43%	8,758	56%	11,800	54%
Selling, general and administrative (exclusive of amortization and stock compensation expense shown below)	8,457	60%	7,415	47%	11,555	53%
Depreciation and amortization	2,214	16%	3,028	19%	8,020	37%

Total operating costs and expenses	16,791	119%	19,201	122%	31,375	145%

Operating loss	(2,693)	(19%)	(3,509)	(22%)	(9,678)	(45%)
Other income (expense):
Interest expense	(6,679)	(102%)	(5,717)	(36%)	(5,254)	(24%)
Interest income	785	6%	608	4%	715	3%
Foreign exchange gain (loss)	10,355	73%	(26,596)	(170%)	(6,179)	(28%)
Other financial income (expense)	--	--	--	--	37	0.2%

Total other income (expense)	4,461	32%	(31,705)	(202%)	(10,681)	(49%)

Income (loss) before reorganization items,
extraordinary item and cumulative effect of change
in accounting principle	1,768	12%	(35,214)	(224%)	(20,359)	(94%)
Cumulative effect of change in accounting principle	--	--	(20,161)	(129%)	--	--

Income taxes	(10)	-%

Net income (loss)	$1,758	12%	$(55,375)	(353%)	$(20,359)	(94%)

Balance Sheet Data:
Working capital (deficiency)	$(55,263)		$(50,549)		$(3,558)
Property, plant and equipment, net	8,059		7,517		13,665
Total assets	18,434		16,251		46,499
Total long-term debt	--		--		44,045
Stockholders' equity (deficiency)	(50,004)		(42,855)		(10,045)
Other Operating Data:
Number of subscribers at end of period	46,785		58,633		69,355
Average monthly revenue per subscriber	$24.67		$22.69		$24.68

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

    Revenues.        The Company’s revenues consist primarily of subscription revenues (which are principally monthly fees paid by subscribers for the Company’s pay television programming and Internet access and data communication services and equipment use), installation fees and advertising revenues. The Company introduced its pre-paid television subscription model, Mais TV, during late 1999 and early 2000 in two of its principal markets, Brasília and Belém. Under the pre-paid subscription model, customers pay the monthly fee in advance of the Company’s provision of the monthly services. However, the Company does not recognize these fees as revenues until the service is provided.

        Monthly subscription revenue for 2003 decreased by 10% compared to 2002, primarily due to a decrease of 20% in the average number of subscribers. Installation revenue for 2003 decreased by 19% compared to 2002, mainly attributable to a reduction of 10% in the number of installations. Technical assistance revenue for 2003 decreased by 17% compared to 2002, primarily due to the Company’s decision not to charge for some services in order to maintain the customer in the subscriber base. Advertising revenue for 2003 decreased by 81% compared to 2002, largely due to the termination of contracts concerning the broadcast of Belém’s Soccer Championship, which resulted in a reduction of $160,000. Other revenue for 2003 increased by 28%, or $30,000, compared to 2002. This increase was derived from engineering consulting services provided to other multi-service operators. Net revenues for the year ended December 31, 2003 was $14,098,000, as compared to $15,692,000 for the previous year, a reduction of 10%.

        System Operating Expenses. System operating expenses include programming costs, certain payroll and employee benefit costs, vehicle rentals, the costs of providing the Mais TV magazine and other costs. System operating expenses decreased in 2003 by 30% compared to 2002, primarily due to a decrease in the average number of subscribers. In connection with the reduction in the number of subscribers, the Company has initiated a program of cost reductions to offset the decrease in revenues. During 2003, the Company restructured its organization and renegotiated its supply and rental contracts. Payroll and benefits decreased in 2003 by 7% compared to 2002, primarily due a reduction in the number of employees, which resulted in an approximately $109,000 reduction in costs. Programming and Mais TV magazine costs in 2003 decreased 34% and 29%, respectively, compared to 2002, largely due to a decrease in the average number of subscribers. These reductions totaled $2,082,000. Other costs decreased in 2003 by 36% compared to 2002. As a result of an internal reorganization, the Company reduced maintenance costs, third party service expenses and other miscellaneous expenses by $300,414.

        Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses include certain payroll and employee benefit costs, rental costs, advertising and promotional expenses and other administrative expenses. During 2003, SG&A expenses decreased by approximately $2,737,000 compared to 2002, primarily due to the Company’s continuing efforts to reduce these expenses. However, the result of these efforts was off-set by a provision for fiscal contingencies of $2,430,000 in Brasília and $353,000 in ITSA Brazil. (See “Item 8. Financial Information – Litigation.”) Payroll and benefits expenses were $2,156,000 for the year ended December, 31 2003, as compared to $2,313,000 for the prior year, a decreased of 7%, resulting primarily from a 9% reduction in the number of employees. Bad debt expense was $189,000 for the year ended December 31, 2003, as compared to $662,000 for the previous year, a decrease of 71%, principally resulting from the implementation of the program to strengthen the Company’s customer credit requirements policy and to reduce the number of days past due bills that are permitted to be outstanding before disconnecting service.

        Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation material and amortization of licenses. Depreciation and amortization expense was $2,214,000 for the year ended December, 31 2003, versus $3,028,000 in 2002. Depreciation and amortization decreased in 2003 by 27% compared to 2002, primarily due to the fact that the carrying amount in reais-denominated assets was 11% lower at December 31, 2003 when compared to December 31, 2002.

        Interest and Other Financial Expenses. Interest and other financial expenses consist principally of interest payable on ITSA’s outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS, taxes on financial revenues derived from short-term investments. Interest and other financial expenses increased by 5% in 2003 compared to 2002, primarily as a result of an increase in the U.S. dollar-denominated debt from $49,654,000 for the year ended December 31, 2002 to $55,791,000 for the year ended December 31, 2003.

        Interest and Other Financial Income. Interest and other financial income consists of earnings on marketable securities and short-term investments, as well as penalty and interest payments made by the subscribers who are late in their fee payments to the Company. Interest and other financial income increased by 29% in 2003 compared to 2002, primarily due to higher average cash balances during 2003 as compared to 2002, which earned higher rates of return.

        Foreign Exchange Gain. Foreign exchange gain or loss is recorded on U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real. Foreign exchange gain in 2003 increased 139%, substantially due to the appreciation of the real during this period. The exchange rate appreciated 18% as compared to 2002.

        Net Income (Loss). Net income for 2003 was $1,758,000 versus a loss of $55,375,000 in 2002, primarily due to the foreign exchange gain of $10,355,000 in 2003 and the cumulative effect of the change in accounting principle in 2002 resulting from the adoption on January 1, 2002 of the SFAS 142 resulting in the recognition of an impairment loss of $20,161,000 on ERV. During 2003, the Company restructured its organization and renegotiated its supply and rental contracts, resulting in a reduction in costs and expenses of $2,410,000. However, the results of these efforts were off-set by a provision for fiscal contingencies of $2,430,000 in Brasília and $353,000 in ITSA Brazil.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

    Revenues.        Monthly subscription revenue for 2002 decreased by 24% compared to 2001, primarily due to a decrease in the average number of subscribers. Installation revenue for 2002 decreased by 60% compared to 2001, mainly attributable to a reduction in the number of installations. Technical assistance revenue for 2002 decreased by 76% compared to 2001, primarily due to the Company’s decision not to charge for some services in order to maintain the customer in the subscriber base. Advertising revenue for 2002 decreased by 58% compared to 2001, largely due to the termination of contracts concerning the broadcast of Belém’s Soccer Championship, which resulted in a reduction of $400,000. Other revenue for 2002 decreased by 87% compared to 2001. In addition, during 2002, the real suffered a devaluation of 52.3% when compared to U.S. dollar, which negatively affected the Company’s revenues. Net revenues for the year ended December 31, 2002 was $15,692,000, as compared to $21,697,000 for the previous year, a reduction of 28%.

        System Operating Expenses. System operating expenses decreased in 2002 by 26% compared to 2001, primarily due a decrease in the average number of subscribers. Payroll and benefits decreased in 2002 by 33% compared to 2001, primarily due a reduction in the number of employees, which resulted in an approximately $510,000 reduction in costs. Programming costs decreased in 2002 by 11% compared to 2001, largely due to a decrease in the average number of subscribers offset by the 52.3% devaluation of the real. Other costs decreased in 2002 by 49% compared to 2001, primarily due to the termination of transmission rights to Belém’s Soccer Championship, which resulted in a reduction of $552,000.

        Selling, General and Administrative Expenses. SG&A expenses decreased 36% in 2002 compared to 2001, primarily due to the reorganization of the Company’s internal structure, which resulted in reductions in the number of employees and in other administrative expenses. These actions reduced expenses by approximately $1,583,000 in 2002 as compared to 2001. Payroll and benefits expenses were $2,313,000 for the year ended December, 31 2002, as compared to $4,313,000 for the prior year, a decreased of 45%, resulting primarily from an 18% reduction in the number of employees. Bad debt expense was $662,000 for year ended December 31, 2002, as compared to $1,633,000 for the previous year, a decrease of 59%, principally due to adoption of the pre-paid subscription service and also the implementation of the program to strengthen the Company’s customer credit requirements policy and to reduce the number of days past due bills that are permitted to be outstanding before disconnecting service.

        Depreciation and Amortization. Depreciation and amortization expense was $3,028,000 for the year ended December, 31 2002, versus $8,020,000 in 2001. Depreciation and amortization decreased in 2002 by 62% compared to 2001, primarily due to the fact that the Company’s reorganization value in excess of amounts allocable to identifiable assets was totally impaired as of January 1, 2002 and was written off in accordance with SFAS 142. See “Recent Accounting Pronouncements and Estimates” above.

        Interest and Other Financial Expenses. Interest and other financial expense increased by 9% in 2002 compared to 2001, primarily as a result of an increase in the U.S. dollar-denominated debt from $44,045,000 for the year ended December 31, 2001 to $46,688,000 for the year ended December 31, 2002.

        Interest and Other Financial Income. Interest and other income decreased by 15% in 2002 compared to 2001, primarily due to the strong devaluation of the real against the U.S. dollar. In reais, the Company’s interest and other income increased approximately 8%; however, this increase was offset by the appreciation of the U.S. dollar.

        Foreign Exchange Loss. Foreign exchange loss in 2002 increased 330%, substantially due to the substantial devaluation of the real against the U.S. dollar and strengthened by the increase in the U.S. dollar-denominated debt from $44,045,000 for the year ended December 31, 2001 to $46,688,000 for the year ended December 31, 2002.

        Cumulative Effect of Change in Accounting Principle. The Company adopted SFAS 142 as of January 1, 2002. Under SFAS 142, the Company was required to perform an impairment analysis of its ERV as of January 1, 2002. An impairment loss of $20,161,000 was recognized as the cumulative effect of change in accounting principle in the Company’s consolidated statement of operations in 2002.

        Net Loss. Net loss for 2002 was $55,375,000 versus $20,359,000 in 2001, primarily due to the cumulative effect of the change in accounting principle in 2002 resulting from the adoption on January 1, 2002 of SFAS 142 which required the recognition of an impairment loss of $20,161,000 on ERV. During the year ended December 31, 2002, the real suffered a substantial devaluation, when compared to U.S. dollar, a depreciation of approximately of 52.3%. This devaluation caused a significant monetary loss deriving from the ITSA’s U.S. dollar-denominated debt.

        B.  Liquidity and Capital Resources.

	2003	2002	2001
	(In thousands)
Cash Flows Data:
Net cash provided by operating activities	$1,185	$2,576	$962
Net cash used in investing activities	(1,150)	(576)	(2,274)
Net cash used in financing activities	--	--	--
Capital expenditures	1,150	576	2,274

        During 2003, the Company generated net cash provided by operating activities of $1,185,000 and earned net income of $1,758,000. This result was primarily attributable to a foreign exchange gain of $10,355,000 and a reduction in costs and expenses of $2,410,000 resulting primarily from the renegotiation of the Company’s supply and rental contracts, off-set in part by a provision for fiscal contingencies of $2,430,000 in Brasília and $353,000 in ITSA Brazil.

        Net cash provided by operating activities in 2002 was attributed to depreciation and amortization of $3,028,000, provision for doubtful accounts of $662,000, foreign exchange loss of $26,596,000 and cumulative effect of change in accounting principle of $20,161,000, which are items or adjustments that are made to reconcile the net loss to cash provided by operating activities. In addition, an increase in accrued interest and accounts payable of $2,584,000 in 2002 as compared to 2001, contributed to an increase in cash flow from operating activities as compared to 2001.

        Although the Company generated net cash provided by operating activities of $962,000 during 2001, operating losses amounted to $20,359,000. Net cash provided by operating activities in 2001 was attributed to depreciation and amortization of $8,020,000, provision for doubtful accounts of $1,633,000 and foreign exchange loss of $6,179,000. In addition, an increase in accounts payable and accrued liabilities of $5,773,000 in 2001 as compared to 2000 and proceeds from the sale of operating loss carryforwards of $1,800,000 contributed to a positive cash flow from operating activities in 2001.

        The Company made capital expenditures of approximately $1.2 million, $0.6 million and $2.3 million during 2003, 2002 and 2001, respectively. These capital expenditures were primarily financed with available cash. As of December 31, 2003, the Company had approximately $4.2 million in cash and cash equivalents. The Company has incurred operating losses since inception and had a working capital and stockholders’ deficiency of $55,263,000 and $50,003,000, respectively, at December 31, 2003. Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company is therefore dependent upon obtaining additional financing to provide funds to support operations and to fund maturities of debt as they become due. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and the Company can give no assurance that existing securityholders will provide any portion of the Company’s financing requirements. Furthermore, the indenture related to the 12% Senior Secured Notes restricts the amount of additional indebtedness that the Company may incur. Consequently, the Company can give no assurance that it will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet the Company’s current and future financing needs. Failure to obtain any required additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, which may include the termination of the operations of the Company’s business.

        Due to the Company’s financial constraints and limited capital resources, the Company failed to pay the interest due since December 20, 2002 under its 12% Senior Secured Notes. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company’s default in the payment of this interest continuing for a period of more than 30 days. The Company subsequently failed to make interest payments due on June 20, 2003 and December 20, 2003. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company’s assets and the termination of the operations of the Company’s business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the Notes due and payable in full and to demand the immediate payment of the Notes. However, the Company can give no assurance that the noteholders will not fully exercise their rights in the future. The Company anticipates that it will probably not be able to pay either the interest or the principal due under the 12% Senior Secured Notes.

        The Company’s business is capital intensive. In previous years, the Company made a substantial amount of import purchases of equipment with the use of letters of credit provided by banks in Brazil. As of December 31, 2003, the Company had no amounts outstanding under letters of credit.

        The Company’s Ordinary Shares are currently tradable in the over-the-counter market and are listed on the OTC Bulletin Board. The effects of shares trading in the over-the-counter market, as opposed to being listed on a national exchange, include, without limitation, the limited release of market prices of the Ordinary Shares, limited news coverage of the Company and limited investor interest in the Company. These factors may have a significant adverse effect on the trading market and prices for the Ordinary Shares, thereby affecting the Company’s ability to issue additional securities or secure additional financing. In addition, because the Ordinary Shares are deemed to be a penny stock under the Securities Enforcement Penny Stock Reform Act of 1990, additional disclosure is required in connection with trading in the Ordinary Shares, including delivery of a disclosure schedule explaining the nature and risk of the penny stock market. These requirements could further limit the liquidity of the Ordinary Shares.

        In developing its subscriber base, the Company initially adopted an aggressive policy of adding new subscribers, which included relaxed customer credit requirements. Since 1997, and especially during 1998 and 1999, Brazil has suffered economic downturns that resulted in increases in the Company’s past-due accounts. The Company’s business is affected by its customers’ ability to pay for the services they receive. If the Brazilian economy worsens because of a decrease in the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, then a greater portion of the Company’s customers may not be able to pay their bills, which would increase the Company’s bad debts and provision for doubtful accounts. The economic recession in the United States of America that commenced in 2001, coupled with investor reluctance to invest in developing countries after the September 11, 2001 terrorist attacks in the U.S., contributed to bring an economic slowdown and increased unemployment in Brazil. This is turn has led to higher interest rates and greater devaluation. Higher interest rates and devaluation generally result in a significant decrease in purchasing power of Brazilian consumers, resulting in a decrease in the demand for services, such as cable television services, and higher accounts receivable delinquency. All of the foregoing has contributed to an increase in the Company’s level of past-due accounts. Past-due balances have had a significant adverse effect on the Company’s liquidity and financial condition since increases in these balances reduce the amount of funds available to meet its working capital, debt service and capital expenditure requirements. To mitigate the effects of this situation, since 2000, the Company has implemented a program to strengthen its customer credit requirements policy and to reduce the number of days past due bills that are permitted to be outstanding before disconnecting service. See “Critical Accounting Policies and Estimates” above. Furthermore, the Company’s adoption of its pre-paid subscription service, Mais TV, is also intended to minimize the level of the Company’s past-due accounts and its impact on the Company’s financial condition. The Company recorded allowances for uncollectible accounts of $1,633,000 in 2001, $662,000 in 2002 and $188,000 in 2003. These amounts represented approximately 8.1%, 4.2% and 1.3% of net revenues in 2001, 2002 and 2003, respectively. As a result, the Company reduced its accounts receivable balance from approximately $0.6 million at December 31, 2001 to approximately $0.4 million at December 31, 2002, and maintained this amount at approximately $0.4 million at December 31, 2003.

        C.  Research and Development, Patents and Licenses.

        During 2003, the Company created an engineering team to study the development of new wireless technologies which may be implemented to provide additional services to customers using the Company’s existing MMDS networks.

        D.  Trend Information.

        See “A. Operating Results” and “B. Liquidity and Capital Resources” above.

        E.  Off-Balance Sheet Arrangements.

        The Company has no off-balance sheet arrangements.

        F.  Tabular Disclosure of Contractual Obligations.

        The following table summarizes the Company’s significant contractual obligations at December 31, 2003 and the effect such obligations are expected to have on the Company’s liquidity and cash flow in future periods. The table excludes amounts already recorded on the Company’s balance sheet as current liabilities at December 31, 2003.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating lease obligations	547	356	291	-	-
Total	547	356	291	-	-

Item 6.  Directors, Senior Management and Employees

        A.  Directors and Senior Management.

        The following table sets forth certain information with respect to the persons who are members of the Board of Directors or are executive officers of the Company as of December 31, 2003:

Name	Age	Position
Hermano Studart Lins de Albuquerque	40	Chairman of the Board, Chief Executive Officer, Secretary and Director

Carlos Andre Studart Lins de Albuquerque	39	President, Chief Operating Officer, Acting Chief Financial Officer and Director

James B. Rubin	49	Director
Steven A. Audi	36	Director
Luciano Puccini Medeiros	33	Director

        The business experience of each of the directors and executive officers of the Company during the last five years is as follows:

        Hermano Studart Lins de Albuquerque, one of the co-founders of the Company, has served as Chairman of the Board, Chief Executive Officer, Secretary and a director of the Company since its incorporation. Mr. Lins received a Master’s degree in Artificial Intelligence from the University of Sussex, England and a Bachelor of Science degree in Electronic Engineering from the University of Brasília. Mr. Lins was a member of the MMDS Regulation Commission, and is currently a member of C-INI, a committee inside ANATEL to support the development of Brazil’s National Information Infrastructure. Mr. Lins is the brother of Mr. Carlos André Studart Lins de Albuquerque.

        Carlos André Studart Lins de Albuquerque, one of the co-founders of the Company, has served as President, Chief Operating Officer and a director of the Company since its incorporation and as the Acting Chief Financial Officer since October 1998. Mr. Lins also served as Treasurer of the Company from its incorporation until July 1997. Mr. Lins received a Bachelor of Science degree in Physics from the University of Brasília and a Bachelor of Science degree in Mathematics from the University of Ceub. Mr. Lins is the brother of Mr. Hermano Studart Lins de Albuquerque.

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

        Luciano Puccini Medeiros has been a director of the Company since July 2000. Mr. Medeiros received a Juris Doctor degree from Cândido Mendes University Law School in 1993. Acting in the Mergers and Acquisitions, Privatizations, Securities Law, International Business Transactions and Banking fields, he practiced law for with Banco Pactual S.A. from 1992 until 1997, when he became an Associate at the Jones Day Reavis and Pogue Law Office. After working as an investment banker for Banco Pactual S.A. for one year, in 1999 he joined Barbosa, Müssnich & Aragao Law Office, where he is currently an Associate.

        B.  Compensation.

Summary Compensation Table

        The following table sets forth information concerning compensation in 2003 for services in all capacities awarded to, earned by, or paid to, the Company’s Chief Executive Officer and the only other executive officer of the Company whose aggregate cash and cash equivalent compensation in 2003 exceeded $100,000 (collectively, the “Named Executive Officers”):

Name and Position	Salary ($)
Hermano Studart Lins de Albuquerque,
Chief Executive Officer	$203,000
Carlos Andre Studart Lins de Albuquerque,
President, Chief Operating Officer and Acting Chief Financial
Officer	$203,000

Stock Options

        All outstanding options were cancelled in connection with the plan of reorganization. No options or stock appreciation rights were granted or exercised by the Named Executive Officers during fiscal 2003.

Employment Agreements

        The Company has entered into employment agreements with each of Messrs. Hermano Lins and Carlos André Lins, pursuant to which Mr. Hermano Lins serves full time as Chief Executive Officer of the Company and Mr. Carlos André Lins serves full time as President and Chief Operating Officer of the Company. The minimum annual base salary under such agreements for each of Messrs. Lins is $203,000. In addition, each of Messrs. Lins is eligible to receive an annual bonus, in an amount to be determined by the Board, based on the achievement of certain criteria which shall be established each year by the Board. The bonus for any year shall be no less than 25 percent and no greater than 120 percent of the executive’s salary for any year. Pursuant to each of Messrs. Lins’ employment agreements, if the Company terminates the executive’s employment for reasons other than “cause” (as defined therein), the Company is required to pay (i) any compensation accrued and unpaid as of the date of such termination; (ii) the executive’s base salary as in effect on the date of such termination, for a period of 18 months commencing on such date, in accordance with customary payroll procedures (provided, however, that the Company, in its discretion, may pay such salary in a lump sum); and (iii) any bonus that the executive would have earned in the year his employment is terminated, prorated as of the date of such termination.

        C.  Board Practices.

Duties of Directors

        Under Cayman Islands law, the Company’s directors have a duty of loyalty to act honestly in good faith with a view to promoting the Company’s best interests. The Company’s directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s Memorandum and Articles of Association and the class rights vested in the holders of the Ordinary Shares under the Company’s Memorandum and Articles of Association.

Terms of Directors and Officers

        The Company’s Memorandum and Articles of Association allow the Company’s shareholders to elect duly nominated directors at an annual meeting In any such election, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. In addition, a director may be removed at any annual or general meeting by the holders of a majority of the outstanding shares entitled to vote in an election of directors. Further, the Company’s directors have the power at any time to appoint any person to become one of the Company’s directors, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with the Company’s Memorandum and Articles of Association. The Company’s Memorandum and Articles of Association provide that the board of directors shall consist of seven, but a majority of the Company’s shareholders may by ordinary resolution increase or reduce the limits on the number of directors. The term of executive officers is determined by the Company’s board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

Committees of the Board of Directors

        The Company does not currently have a standing audit committee or compensation committee.

        D.   Employees.

        The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

	As of December 31,
	2003(*)			2002(*)			2001(*)
City	Officers	Management	Others	Officers	Management	Others	Officers	Management	Others
Brasília	5	9	237	5	9	258	5	10	296
Belém	--	1	50	--	1	64	--	1	73
Goiania	--	1	30	--	1	31	--	1	50
Campina Grande	--	1	15	--	1	18	--	1	18
Uberaba	--	--	1	--	--	2	--	--	2
Franca	--	--	2	--	--	2	--	--	2
Bauru	--	--	2	--	--	2	--	--	2
Porto Velho	--	--	2	--	--	2	--	--	2
Caruaru	--	--	1	--	--	2	--	--	2
Presidente Prudente	--	--	1	--	--	2	--	--	2
Belo Horizonte	--	--	2	--	--	2	--	--	1
Vitória	--	--	1	--	--	2	--	--	1

Total	5	12	344	5	12	387	5	13	451

(*)	As of December 31, 2003, the Company employed 12 trainees; as of December 31, 2002, the Company employed 15 trainees; as of December 31, 2001, the Company employed 14 trainees.

        E.  Share Ownership.

        See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” below.

Item 7. Major Shareholders and Related Party Transactions

        A.  Major Shareholders.

        The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares, $0.01 par value per share (the “Ordinary Shares”) as of May 31, 2004, by (i) each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares, (ii) each of the Company’s directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders of the Company.

Name and Address (1)	Number of Shares (2)	Percentage of Class (2)
Resurgence Asset Management, L.L.C., and related entities (3)
10 New King Street
First Floor
White Plains, New York 10604	3,400,914	34.0%
Compex Holdings (4)
c/o Maples and Calder, Attorneys at Law
Ugland House
P.O. Box 309
George Town
Grand Cayman, Cayman Islands, British West Indies	1,500,000	15.0%
Various Singer Family Entities (5)
25 Coligni Avenue
New Rochelle, New York 10801	848,313	8.5%
Stephen Feinberg (6)
450 Park Avenue
28th Floor
New York, New York 10022	572,001	5.7%
Hermano Albuquerque (7)	116,588	1.2%
Carlos André Albuquerque (7)	116,588	1.2%
Steven A. Audi (8)	--	--
James B. Rubin (8)	--	--
Luciano Puccini Medeiros	--	--
All executive officers and directors
as a group (5 persons) (7)(8)	233,176	2.3%

(1)	Unless otherwise indicated above, the address for each stockholder identified above is ITSA Ltd. c/o ITSA-Intercontinental Telecomunicações Ltda, SCS Quadra 07-Bl.A, Ed. Torre Patío Brasil, Sala 601, 70.307-901 Brasília-DF, Brazil.

(2)	Beneficial ownership is determined in accordance with the rules of the Commission. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

(3)	Based on information contained in Schedule 13D filed jointly by Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C., Re/Enterprise Asset Management, L.L.C., and certain of their related entities and affiliates (the “Resurgence Entities”) on February 14, 2002. Resurgence Asset Management, L.L.C. has sole voting and dispositive power for 1,319,200 shares, Resurgence Asset Management International, L.L.C. has sole voting and dispositive power for 676,685 shares and Re/Enterprise Asset Management, L.L.C. has sole voting and dispositive power for 1,327,943 shares.

The Resurgence Entities have, in the aggregate, sole voting and dispositive power for 3,400,914 shares. James B. Rubin is Co-Chairman and Chief Investment Officer of Resurgence Asset Management, L.L.C. and Steven A. Audi is Senior Vice President of Resurgence Asset Management, L.L.C.

(4)	Compex Holdings is a Cayman Islands corporation, owned entirely by the following members of the Company’s management: Hermano Albuquerque, Carlos André Albuquerque, Ari Lisboa, Geraldo C. Mello, Carlos Souza, Veronica Albuquerque, Dilton Caldas and Robespierre M. Sá.

(5)	Represents 460,027 shares owned by the Gary & Karen Singer Children’s Trust, 234,286 shares owned by Romulus Holdings, Inc., 149,000 shares owned by the Second G & K Singer Children’s Trust and 5,000 shares owned by the Mars/Normel Retirement Trust. Steven Singer is the Executive Vice President of Romulus Holdings, Inc. and the Trustee of the Gary & Karen Singer Children’s Trust and the Second G & K Singer Children’s Trust. Brad Singer is an officer of Romulus Holdings, Inc. and the Trustee of the Mars/Normel Retirement Trust.

(6)	Based on information contained in Schedule 13G filed by Stephen Feinberg on March 1, 2001. As of July 25, 2000, 269,143 shares were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas (“International”), and 131,429 shares were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware (“Institutional”). In addition, as of such date, 171,429 shares were owned in the aggregate by certain private investment funds (collectively, the “Funds”). Stephen Feinberg possesses sole power to vote and direct the disposition of all Ordinary Shares owned by each of International, Institutional and the Funds.

(7)	Does not include shares owned by Compex Holdings. See note 4 above.

(8)	Does not include shares owned by the Resurgence Entities. See note 3 above.

        All Ordinary Shares are entitled to one vote per share. To the extent known by the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of control of the Company.

        As of May 31, 2004, there were approximately 18 holders of record of the Ordinary Shares. Of these holders, approximately 10 had registered addresses in the United States and held approximately 8,214,205 shares, or 82% of the total outstanding Ordinary Shares.

        B.  Related Party Transactions.

        None.

        C.  Interests of Experts and Counsel.

        Not applicable.

Item 8.  Financial Information

        A.  Consolidated Statements and Other Information.

        See Item 18 for all financial statements required to be filed as part of this Annual Report on Form 20-F.

Litigation

        The Company is party to certain legal proceedings arising in the normal course of business, and based on the opinion of external legal consuel, has made provisions for probable losses that can be reasonably estimated. The Company believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings, the Company has made judicial deposits, which will only be released upon a favorable judgment. Under Brazilian law, in certain litigation in which monetary claims are asserted against the Company, the Company is required to make certain deposits into an escrow account designated by the applicable court. The amount to be deposited is determined based on the nature and amount of the claim against the Company as well as other factors considered by the court. In the event of a judgment favorable to the Company, these escrowed funds will be returned to the Company. On the other hand, in the event of an unfavorable resolution of the legal claim, these deposits will be applied as a payment to the plaintiff in the litigation.

        Judicial deposits are comprised of the following:

	December 31, 2003	December 31, 2002
	(In thousands)
Judicial deposits	$1,223	$1,316

	$1,223	$1,316

        The position of such provisions for tax, labor claims and other litigation are as follows:

	December 31, 2003	December 31, 2002
	(In thousands)
Tax contingencies	$6,856	$3,888
Other contingencies	1,505	840

	$8,361	$4,728

        Besides the matters described above, the Company is involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of external legal counsel, that it has adequate defenses or insurance protection with respect to such litigation. However, the Company can give no assurance that any losses resulting from such litigation, whether or not insured, would not have a material adverse effect on the consolidated results of operations or financial condition of the Company.

Judicial Tax Proceedings

         Provisional Contribution on Financial Transactions – CPMF on Nominal and Simultaneos Exchange Contracts. On July 18, 2000, the Company filed a Motion for Writ of Mandamus for court recognition of its certain and uncontested right to convert a foreign loan into a domestic investment by executing nominal and simultaneous exchange contracts without assessment of the Provisional Contribution on Financial Transactions, or CPMF. These simultaneous exchange contracts amounted to US$105,000,000 and the CPMF on this amount would be US$315,000.

        On July 19, 2000, the request for injunctive relief was granted, eliminating the assessment to pay the CPMF on nominal and simultaneous exchange contracts to be entered into by ITSA. On January 7, 2004, a decision was handed down dismissing the case without prejudice and ruling that the government authority was without standing to figure as defendant in the motion for writ of mandamus.

        On January 15, 2004, ITSA filed the competent civil appeal, seeking to annul/overturn this decision. The appeal was accepted solely for remanding effects. At the moment, the case is pending the personal summons of a Federal Government representative (National Treasury) to submit its counterarguments.

        On February 5, 2004, ITSA filed a Precautionary Measure, seeking to reinstate the formerly granted injunction. However, on February 6, 2004, a decision was rendered denying the injunction and authorizing the court deposit. For this reason, on February 6, 2004 (30th day after publication of the decision, pursuant to article 63, paragraph 2, of Law 9430/96), ITSA deposited with the court the amount disputed under the precautionary measure in order to continue the suspension of the tax assessment, pursuant to article 151, II, of the Brazilian Tax Code. Based on the opinion of external legal counsel, the Company made a provision for fiscal contingencies in its financial statements of $353,000.

Administrative Tax Proceedings

        The Company, which in 1993 started to import a larger volume of equipment, made a formal inquiry to the Treasury and Planning Department of the Brazilian Federal District with respect to the imposition of the Value-Added Tax on Sales and Services (“ICMS”). This inquiry resulted in the issuance of Regulatory Opinion number 14/94, which granted an exemption from the ICMS. Subsequently, the Tax Administration, based solely on Article 54, Decree number 16.106/94, which permits the Tax Administration to review its position at any time whatsoever, started a review proceeding that resulted in the issuance of a new opinion. The Tax Administration expressly recognized that during the effectiveness of Opinion number 14/94, the Company, because of its services’ qualification, was exempted from the ICMS but, as it intended to alter its qualification, concluded that the Company should start to regularly pay the ICMS upon the revocation of Opinion number 14/94. Based on this understanding, the Sir Secretary of the Treasury Department revoked Opinion number 14/94 in May 1996, and from that date, the Company started to regularly pay the ICMS not only on its services, but also on its imports.

        In September 1996, the Tax Administration commenced a new inquiry regarding the levying of the ICMS on imports. This resulted in a new opinion, which concluded that the tax was payable retroactively, accompanied by the reasonable additions. The Company believes that the retroactive imposition of this tax violates Article 54 of Decree 16.106/94. The Company also believes that the imposition of fines, interest, and retroactive restatement of the tax on the Company are penalties expressly prohibited by Article 100, sole paragraph, of the Federal Tax Code (“CTN”), and Article 46, sole paragraph, of Law number 675/94.

        The Company is waiting for the judgment of a Clarification Request submitted by virtue of the last decision of the Administrative Court for Tax Appeals, which is the last reasonable administrative appeal. When such a determination is issued, the Company shall decide upon the proper legal action to be taken. Based on the opinion of external legal counsel, the Company made a provision for fiscal contingencies in its financial statements of $2,430,000.

Dividend Policy

        The Company has never declared or paid any cash dividends on the Ordinary Shares and does not presently anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. The Company currently expects that earnings, if any, will be retained for growth and development of the Company’s business. The Company’s ability to declare and pay dividends is (i) affected by the ability of the Company’s present and future subsidiaries to declare and pay cash dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through its subsidiaries, and (ii) restricted by the terms of the Indenture, dated as of July 20, 2000, among ITSA-Intercontinental Telecomunicações Ltda., as issuer, the several Guarantors named therein, and The Bank of New York, as trustee, pursuant to which the Company issued $35 million aggregate principal amount of 12% Senior Secured Notes due 2004.

        Subject to the foregoing and to any restrictions which may be contained in future indebtedness of the Company, the payment of cash dividends on the Ordinary Shares will be within the sole discretion of the Company’s Board of Directors, and will depend upon the earnings, capital requirements and financial condition of the Company, applicable requirements of law, general economic conditions and other factors considered relevant by the Company’s Board of Directors.

        B.  Significant Changes.

        No significant changes have occurred since the date of the Company’s Consolidated Financial Statements included in this Annual Report on Form 20-F.

Item 9. The Offer and Listing

        A.  Offer and Listing Details.

        From July 30, 1996 to February 4, 1999, TV Filme’s common stock, $0.01 par value per share (the “Common Stock”), was quoted on the Nasdaq National Market (“Nasdaq”) under the symbol “PYTV.” Effective February 4, 1999, the Common Stock was delisted from Nasdaq based on the inability to comply with certain requirements for continued listing, including the net tangible assets and minimum bid price requirements. Following delisting, the Common Stock and subsequently the Company’s Ordinary Shares have been listed on the OTC Bulletin Board, sporadically traded in the over-the-counter-market and reported in the “pink sheets.” The OTC Bulletin Board is a controlled quotation service that offers real-time quotes, last-sale prices and volume information in over-the-counter equity securities.

        The following table reflects the high and low sale prices for the Common Stock and the Ordinary Shares, as reported by the OTC Bulletin Board, for the periods indicated:

	High	Low
1999	1.625	0.125
2000	2.560	0.310
2001	1.250	0.030
2002
First Quarter	0.040	0.030
Second Quarter	0.030	0.010
Third Quarter	0.010	0.001
Fourth Quarter	0.002	0.001
2003
First Quarter	0.001	0.001
Second Quarter	0.004	0.001
Third Quarter	0.001	0.001
Fourth Quarter	0.003	0.001
Most recent six months
December 2003	0.003	0.001
January 2004	0.001	0.001
February 2004	0.001	0.001
March 2004	0.001	0.001
April 2004	0.001	0.001
May 2004	0.001	0.001

        B.  Plan of Distribution.

        Not applicable.

        C.  Markets.

        See “A. Offer and Listing Details” above.

        D.  Selling Shareholders.

        Not applicable.

        E.  Dilution.

        Not applicable.

        F.  Expenses of the Issue.

        Not applicable.

Item 10. Additional Information

        A.  Share Capital.

        Not applicable.

        B.  Memorandum and Articles of Association.

        The Company is incorporated as an exempted company in the Cayman Islands, and its affairs are governed by its Memorandum and Articles of Association, the Companies Law (2002 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The following is a summary of the Company’s Memorandum and Articles of Association, including the rights and privileges pertaining to the shares of the Company. This summary is qualified in its entirety by reference to the Company’s Memorandum and Articles of Association (see Item 19 — Exhibits 1.1 and 1.2).

Registered Office

        The Company’s registered office is located at the offices of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

Objects and Purposes

        Clause 3 of the Company’s Memorandum of Association provides that the objects for which the Company is established are unrestricted.

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

Shares

        General.   The Company’s share capital is not divided into different classes although shares may on issue be given such preferred, deferred or other special issue rights or restrictions as the directors consider proper. The shares in issue, referred to herein as the Ordinary Shares, have not been given any such rights and all are of the same class with the same rights, entitlements and restrictions. Certificates representing the Ordinary Shares are issued in registered form. The Ordinary Shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands law, non-residents may freely hold, vote and transfer Ordinary Shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the Company’s Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the Ordinary Shares.

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

        Voting Rights.  Every holder of Ordinary Shares of record in person or by proxy (at a general meeting) shall have one vote and on a poll every holder of shares (present in person or by proxy) shall have one vote for each share registered in his name in the Register of Members of the Company. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the chairman of the meeting or any other shareholder present in person or by proxy. Any holder of Ordinary Shares is entitled to give notice of nomination of a director in the manner set forth in Clause 95(a) of the Company’s Articles of Association. New directors shall be elected at the annual meeting or a general meeting of shareholders in the manner set forth in Clause 95(b) of the Company’s Articles of Association.

        Liquidation.  Clause 122 of the Company’s Articles of Association provides that in the event of the Company being wound-up, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding-up, the excess shall be distributed amongst the shareholders in proportion to the capital paid-up at the commencement of winding-up upon the shares held by them respectively.

        Further Capital Calls.  The Company’s Articles of Association contain provisions dealing with the manner in which capital calls can be made on shareholders, but these only apply to situations in which the shares are issued partly paid and are subject to the specific terms of issue of such partly paid shares. The Ordinary Shares have been issued as fully paid.

        Changes in Share Capital. Cayman Islands law provides that the share capital of the Company may be increased in such manner as is provided for in its Articles of Association. The Company’s Articles of Association provide that the share capital may be increased by ordinary resolution of the shareholders. The Articles of Association are permissive of a repurchase or reduction in share capital, subject to approval by special resolution and such additional approval as are required under the Companies Law. Any reduction of capital would require the approval of the Grand Court of the Cayman Islands.

Shareholders’ Rights

        Clause 12 of the Company’s Articles of Association provides that the rights attached to any class of shares may be varied by either special resolution of the shareholders of that class (that is, a resolution passed by two-thirds majority of the shareholders present at a properly convened and constituted shareholders’ meeting and entitled to vote) or by the consent in writing of the holders of three-fourths of the issued shares of that class.

Shareholder Meetings

        As an exempted company, the Company is not required to hold an annual general meeting of shareholders. If it does hold an annual general meeting, then it is required to call such meeting on not less than ten days and not more than sixty days’ notice. Notice shall be exclusive of both the day on which it is given and of the day for which it is given and shall specify the place, day and the hour of the meeting and the general nature of the business of the meeting. A quorum must be present when the meeting proceeds to business. A quorum is majority of members in person or by proxy holding a majority of the outstanding shares entitled to vote at the general meeting.

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

        Shareholders’ Suits.  Maples and Calder, the Company’s counsel as to Cayman Islands law, has advised the Company that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

Indemnification

        Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company’s articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to the Company’s directors, officers or persons controlling the Company pursuant to these provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

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

        However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. For example, the remedies of shareholders and fiduciary responsibilities of the Company’s directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law. However, the Company believes that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Based on English case law, the Company believes under Cayman Islands law, the Company’s directors have a duty of loyalty to act honestly in good faith with a view to promoting the Company’s best interests. The Company’s directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the Company’s directors must ensure compliance with the Company’s memorandum and articles of association and the class rights vested under the Company’s memorandum and articles of association in the holders of the shares.

        All of the Company’s assets are located outside the United States. In addition, a majority of the Company’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of the Company’s assets and the assets of the Company’s directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon the Company or the Company’s directors and officers or to enforce against the Company or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

        Maples and Calder, the Company’s counsel as to Cayman Islands law, have advised the Company that there is uncertainty regarding whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against the Company or its officers and directors predicated upon the securities laws of the United States or any state thereof.

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

        According to Resolution No. 2,689, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration with the Central Bank of Brazil. Qualified foreign investors registered with the Brazilian securities commission, the Comissão de Valores Mobiliários (“CVM”) and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

        The term “qualified foreign investors” includes any individual or financial or non-financial institution, resident or domiciled abroad, which:

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

        Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1998, and there can be no assurances that the federal government will not impose similar restrictions on foreign repatriations in the future.

        E.   Taxation.

        The following summary contains a description of the material Cayman Island, Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Ordinary Shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. This summary is based upon the tax laws of the Cayman Islands, the tax laws of Brazil and related regulations and on the tax laws of the United States and related regulations as in effect on the date of this Annual Report on Form 20-F. These laws and regulations may change in the future.

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

Brazilian Tax Considerations

        The following is a summary of the material Brazilian income tax consequences to ITSA in connection with the sale and repayment of ITSA’s Senior Notes including any interest thereon to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of the Senior Notes. This summary is limited to ITSA and to non-residents of Brazil that have acquired the Senior Notes at the original issue price, and does not address the issues applicable to investors who have purchased Senior Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account future changes in such tax laws.

        According to article 26 of Law No. 10,833, enacted on December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non Brazilian residents, whether to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%. Although ITSA believes that the Senior Notes will not fall within the definition of assets located in Brazil for purposes of Law 10,833, considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, ITSA is unable to predict whether such interpretation will ultimately prevail in the courts of Brazil.

        Amounts realized on the sale or other disposition of the Senior Notes made in Brazil or to a Brazilian resident may be subject to Brazilian withholding tax at a rate of up to 15%.

        Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%.

        Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes is reduced to zero pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, provided, however, that under Central Bank Circular 2661 of February 8, 1996, such withholding tax reduction has been limited to negotiable instruments having a minimum average maturity of 96 months. As a result, since the Senior Notes have an original average maturity of at least 96 months, such reduction applies to payments of interest and other income with respect to the Senior Notes. With the enactment of Law No. 9959, of January 2000, this tax benefit is no longer valid for negotiable instruments having an average maturity of at least 96 months that were issued after January 1, 2000. If, however, any Note is redeemed prior to December 20, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, ITSA believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 15%.

        On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions (“IOF tax”) related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes). The rate of IOF tax paid by ITSA with respect to the issuance of the Senior Notes was zero, pursuant to Finance Minister Ordinance No. 241, of October 31, 1996, since the Senior Notes were issued with a maturity term higher than five years. Finance Minister Ordinance No. 241 was revoked by Ordinance No. 85 on April 24, 1997 which currently sets forth the IOF tax assessment at a rate of zero on the entering into Brazil of proceeds resulting from foreign loans. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

        On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuição Provisória sobre Movimentação Financeira (“CPMF”). Based on such Amendment, Law No. 9,311 of October 24, 1996 (“Law 9,311”) was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected from January 23, 1997 through December 31, 1998, including payments made by the Company with respect to the Senior Notes, were subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax should be applied only in the public health system. On January 23, 1999, the CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish the CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two

years.     The Constitutional Amendment No. 37 of June 2001 extended the CPMF assessment until December 31, 2004 at a 0.38% rate. The Constitutional Amendment No. 42 of December 2003 extended the CPMF assessment until December 31, 2007 at a 0.38% rate. There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

        Finally, in the event the payment of interest and other income related to the Senior Notes is postponed by ITSA the applicable withholding tax rate upon such income remains zero, pursuant to Central Bank Circular 2661 of February 8, 1996, which provides the withholding tax rate of zero to negotiable instruments having a minimum average maturity of 96 months. Likewise, in such event the IOF assessment remains at a 0% rate, as set forth by Finance Minister Ordinance No. 241, of October 31, 1996, since the funds arising out from the issuance of the Senior Notes have been kept in Brazil for a period longer than 5 years.

U.S. Federal Tax Considerations

        The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares that may be relevant to you if you are a U.S. holder (as defined below) of such shares. For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

o	an individual citizen or resident of the United States,

o	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,

o	an estate, the income of which is subject to U.S. federal income tax regardless of the source of that income, or

o	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) have the authority to control all substantial decisions of the trust.

        This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this discussion deals only with the Ordinary Shares that you hold as capital assets and does not apply if you are subject to special tax rules applicable to certain other holders, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold the Ordinary Shares as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively 10% or more of the Company’s voting stock and persons whose “functional currency” is not the U.S. dollar. If a partnership holds Ordinary Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Ordinary Shares should consult their own tax advisers. This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. The Company urges you to consult your own tax adviser as to the tax consequences relevant to the ownership of the Ordinary Shares in light of your particular circumstances, including the effect of any state, local or non-U.S. laws.

Taxation of Distributions

        In general, distributions with respect to the Ordinary Shares will, to the extent made from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute taxable dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in the Ordinary Shares, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

        The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to the Ordinary Shares generally will be subject to U.S. federal income taxation as ordinary dividend income taxable at ordinary income tax rates (and not eligible for treatment as capital gain under Section 1(h)(11) of the Code because the Ordinary Shares are not currently “readily tradeable in an established securities market” as defined in the Code) and will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit purposes, the dividend will be income from a source outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company generally will constitute passive income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or, at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” (a “PFIC”). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to the income and assets of subsidiaries, either:

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

        Based on the Company’s estimates and analyses of its projected gross income and gross assets, the Company does not expect the Ordinary Shares to be considered shares of a PFIC for the Company’s current fiscal year or for foreseeable future fiscal years. However, because the determination of whether the Ordinary Shares constitute shares of a PFIC is based upon the composition of the Company’s income and assets (including, assets held by entities in which the Company holds at least a 25% interest), and the nature of the Company’s activities, as determined from time to time, and because there are uncertainties in the application of the relevant rules, the Company cannot assure you that the Ordinary Shares will not be considered shares of a PFIC for any fiscal year. Moreover, the Company will not obtain an opinion of counsel, and no ruling will be sought from the Internal Revenue Service, regarding the Company’s annual PFIC determination. If the Ordinary Shares were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) might be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such Ordinary Shares, or upon the receipt of certain distributions from us (including imposition of an interest charge). A U.S. holder of shares of a PFIC may mitigate some of these adverse U.S. Federal income tax consequences by electing to treat the PFIC as a “qualified electing fund.” However, a holder of PFIC stock may not may such an election unless the PFIC provides the holder with certain financial information with respect to the PFIC. The Company does not anticipate that if it were to be treated as a PFIC, it would make such information available to the holders of the Ordinary Shares.

        A U.S. holder of “marketable stock” in a PFIC may make a “mark-to-market” election with respect to the PFIC stock, provided the PFIC stock is regularly traded on a qualified exchange. The Ordinary Shares are not currently regularly traded on a qualified exchange within the meaning of the PFIC rules, nor can the Company assure you that the Ordinary Shares will ever be so traded.

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

U.S. Backup Withholding and Information Reporting

        If you are a U.S. holder of the Ordinary Shares, you may, under certain circumstances, be subject to “backup withholding” (currently imposed at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends the Company pays or the proceeds of a sale of the Ordinary Shares, unless you (i) are a corporation or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the Internal Revenue Service.

        F.   Dividends and Paying Agents.

        Not applicable.

        G.   Statement by Experts.

        Not applicable.

        H.   Documents on Display.

        The document referred to in this Annual Report on Form 20-F may be inspected at the Securities Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or accessed through the Commission’s website at www.sec.gov.

        I.   Subsidiary Information.

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        The Company’s primary market risk exposure is foreign currency exchange rate risk between the U.S. dollar and the Brazilian real due to the Company having all of its operations based in Brazil, and most of its revenues and some of its expenses denominated in reais while substantially all of its debt and many of its expenses and capital equipment needs are denominated in dollars. In addition, for operating purposes, the Company holds a significant portion of its available cash in reais.

        The Company had historically managed its risk exposure on its available cash held in reais by purchasing, from time to time, foreign currency exchange contracts which have the effect of “locking-in” a dollar based exchange rate for the Company’s cash held in Brazil. Subsequent to February 2000, the Company has not purchased any foreign currency exchange contracts and, as a result, no such contracts were outstanding as of December 31, 2003, 2002 and 2001. The Company currently believes that the cost of managing risk exposure with respect to its U.S. dollar-denominated debt and expenses is too high to warrant an attempt at mitigating this risk.

        Due to the Company’s financial constraints and limited capital resources, the Company failed to pay the total interest due of $9.1 million on December 20, 2002, June 20, 2003 and December 20, 2003 under its 12% Senior Secured Notes. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the Notes due and payable in full and to demand the immediate payment of the Notes. However, as a result of the default and the right of the noteholders to demand such payment, the Company has reclassified the total amount of the long-term debt to current liabilities.

Item 12. Description of Securities Other Than Debt Securities

        Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquences

        Due to the Company’s financial constraints and limited capital resources, the Company failed to pay the interest due of $2.8 million on December 20, 2002 under its 12% Senior Secured Notes. In January 2003, an event of default under the indenture related to the 12% Senior Secured Notes occurred as a result of the Company’s default in the payment of this interest continuing for a period of more than 30 days. The Company subsequently failed to make interest payments due on June 20, 2003 and December 20, 2003. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of 25% or more of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such action may, among other things, result in the sale of the Company’s assets and the termination of the operations of the Company’s business. At December 31, 2003, the total principal and accrued interest under the 12% Senior Secured Notes totaled $55,791,000.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        The Company’s Chairman and Chief Executive Officer and its President, Chief Operating Officer and Acting Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company, particularly during the period in which this Annual Report on Form 20-F was being prepared.

        There were no significant changes in the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date the Company’s Chairman and Chief Executive Officer and its President, Chief Operating Officer and Acting Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

        Because the Company does not have an audit committee, its Board of Directors performs those functions. The Company’s Board of Directors has not determined that any of the members of the Board of Directors is an audit committee financial expert. The Company has not yet identified an appropriate candidate for this position.

Item 16B. Code of Ethics

        ITSA has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. A copy of the code of ethics may be requested free of charge by e-mail addressed to the Company at itsa@itsa.com.br. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to ITSA’s Chief Executive Officer or Chief Financial Officer in 2003.

Item 16C. Principal Accountant Fees and Services

Principal Accountant Fees.

        Deloitte Touche Tohmatsu Auditores Independentes and its affiliates billed the following fees to the Company for professional services in 2002 and 2003.

	Year Ended December 31,
	2002	2003
Audit Fees	$72,684	$66,036
Total	$72,684	$66,036

        “Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of the Company’s consolidated annual financial statements that are provided in connection with regulatory filings.

Audit Committee’s Pre-Approval Policies.

        The Company’s Board of Directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. As a result, the Company’s Board of Directors pre-approves all audit and permitted non-audit services provided by Deloitte Touche Tohmatsu, the Company’s principal independent auditor. Management is not permitted to engage the Company’s independent auditors for any audit or non-audit service without first obtaining the approval of the Board of Directors.

PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements

        The following financial statements are filed as part of this Annual Report on Form 20-F:

Page No.
Consolidated Financial Statements:
ITSA Ltd. (successor to TV Filme, Inc.):
Reports of Indepedent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, 2002
and 2001	F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficiency) and Other
Comprehensive Income (Loss) for the years ended December 31, 2003, 2002, 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

Item 19. Exhibits

Exhibit Number	Description of Document

*1.1	Memorandum of Association of ITSA Ltd. (incorporated herein by reference to Exhibit 3.1(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 0-31247 ("2000 Form 10-K")).

*1.2	Articles of Association of ITSA Ltd. (incorporated herein by reference to Exhibit 3.1(ii) to the 2000 Form 10-K).

*2.1	Indenture, dated as of July 20, 2000, among ITSA-Intercontinental Telecomunicacoes Ltda., as issuer, the several Guarantors named therein, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2000, File No. 0-31247).

*2.2	Supplement No. 1 to Indenture, dated as of December 18, 2000, among ITSA-Intercontinental Telecomunicacoes Ltda., as issuer, the several Guarantors named therein, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.11 to the 2000 Form 10-K).

*2.3	Note, dated as of July 20, 2000, of ITSA-Intercontinental Telecomunicacoes Ltda. to Cede & Co. (incorporated herein by reference to Exhibit 4.12 to the 2000 Form 10-K).

*4.1	Employment Agreement, dated as of July 20, 2000, entered into by and among ITSA Ltd., ITSA Intercontinental Telecommunicacoes Ltda. and Mr. Hermano Studart Lins de Albuquerque (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 0-31247 ("2001 Form 10-K")).+

*4.2	Employment Agreement, dated as of July 20, 2000, entered into by and among ITSA Ltd., ITSA Intercontinental Telecommunicacoes Ltda. and Mr. Carlos Andre Studart Lins de Albuquerque (incorporated herein by reference to Exhibit 10.2 to the 2001 Form 10-K ).+

**8	List of significant subsidiaries of ITSA Ltd.

Exhibit Number	Description of Document

**12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

**12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

**13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**13.2	Certification of Acting Chief Financial Officer Pursuant Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

____________
+       Management contract or compensatory plan or arrangement.
*       Incorporated herein by reference.
**     Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
ITSA Ltd.

We have audited the accompanying consolidated balance sheets of ITSA Ltd. (successor to TV Filme, Inc.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ deficiency and comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ITSA Ltd. for the year ended December 31, 2001 were audited by other auditors, who have ceased operations, whose report, dated March 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ITSA Ltd. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s working capital deficiency, recurring losses from operations and stockholders’ deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                                                   /s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil
April 8, 2004

        This report is a copy of a previously issued report and it has not been reissued by Arthur Andersen S.C.

REPORT OF INDEPENDENT AUDITORS

To ITSA Ltd.

We have audited the accompanying consolidated balance sheet of ITSA Ltd. (successor to TV Filme, Inc.) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), other comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

/s/ Arthur Andersen S.C.

São Paulo, Brazil
March 22, 2002

ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	December 31, 2003	December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$4,113	$3,214
Trade accounts receivable, less allowance of $498 at December
31, 2003 and $354 at December 31, 2002	400	391
Prepaid expenses and other current assets	96	85

Total current assets	4,609	3,690
Property, plant and equipment, net	8,059	7,517
Other non-current assets:
Accounts receivables	405	331
Recoverable taxes	885	798
Judicial deposits	1,223	1,316
Licenses, net	2,870	2,573
Other assets	$383	$26

Total other non-current assets	5,766	5,044

Total assets	$18,434	$16,251

Liabilities and stockholders' deficiency
Current liabilities:
12% Senior Secured Notes	$46,688	$46,688
Accounts payable	2,331	3,079
Payroll and other benefits payable	373	344
Accrued interest payable (in default)	9,103	2,966
Accrued liabilities and taxes payable	1,377	1,162

Total current liabilities	59,872	54,239

Non-current liabilities:
Deferred installation fees	205	169
Accrual for tax, labor and other
contingencies	8,361	4,728

Total non-current liabilities	8,566	4,897

Stockholders' deficiency:
Common stock, $.01 par value,
shares authorized - 20,000,000 at December 31, 2003 and
2002; shares issued and outstanding - 10,000,000 at
December 31, 2003 and 2002	100	100
Additional paid-in capital	24,938	24,938
Accumulated deficit	(86,107)	(87,865)
Accumulated other comprehensive income	11,065	19,942

Total stockholders' deficiency	(50,004)	(42,885)

Total liabilities and stockholders' deficiency	$18,434	$16,251

The accompanying notes are an integral part of the consolidated financial statements.

ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues	$14,098	$15,692	$21,697
Operating costs and expenses:
System operating (exclusive of depreciation
and amortization and stock compensation
expense shown below)	6,120	8,758	11,800
Selling, general and administrative
(exclusive of depreciation and amortization
and stock compensation expense shown below)	8,457	7,415	11,555
Depreciation and amortization	2,214	3,028	8,020

Total operating costs and expenses	16,791	19,201	31,375

Operating loss	(2,693)	(3,509)	(9,678)
Other income (expense), net:
Interest and other expenses	(6,679)	(5,717)	(5,254)
Interest and other income	785	608	715
Foreign exchange gain (loss)	10,355	(26,596)	(6,179)
Other	--	--	37

Total other expenses, net	4,461	(31,705)	(10,681)

Income (loss) before cumulative effect of change
in accounting principle and income taxes	1,768	(35,214)	(20,359)
Cumulative effect of change in accounting principle	--	(20,161)	--
Income taxes	(10)	--	--

Net income (loss)	$1,758	$(55,375)	$(20,359)

Basic and diluted loss per share from cumulative
effect of change in accounting principle	--	(2.02)	--

Basic and diluted earnings (loss) per share	$0.18	$(5.54)	$(2.04)

Weighted average number of shares
outstanding	10,000,000	10,000,000	10,000,000

The accompanying notes are an integral part of the consolidated financial statements.

ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Par Value	Capital	Deficit	Income (Loss)	Total
Successor Balance at
December 31, 2000	10,000,000	$100	$24,938	$(12,131)	$(1,819)	$(11,088)
Net loss	--	--	--	(20,359)		(20,359)
Cumulative translation
adjustment	--	--	--		(774)	(774)

Total comprehensive loss						$(21,133)

Successor Balance at
December 31, 2001	10,000,000	$100	$24,938	$(32,490)	$(2,593)	$(10,045)
Net loss	--	--	--	(55,375)		(55,375)
Cumulative translation
adjustment	--	--	--		22,535	22,535

Total comprehensive loss						(32,840)

Successor Balance at
December 31, 2002	10,000,000	$100	$24,938	$(87,865)	$ 19,942	$(42,885)
Net loss	--	--	--	1,758		1,758
Cumulative translation
adjustment	--	--	--		(8,877)	(8,877)

Total comprehensive loss						(7,119)

Successor Balance at
December 31, 2003	10,000,000	$100	$24,938	$(86,107)	$ 11,065	$(50,004)

The accompanying notes are an integral part of the consolidated financial statements.

ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Cash flows from operating activities
Net income (loss)	$1,758	$(55,375)	$(20,359)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization	2,214	3,028	8,020
Provision for doubtful accounts	189	662	1,633
Deferred installation fees	(2)	5	(91)
(Gain) loss on disposal of equipment	8	(285)	47
Cumulative effect of change in accounting principle	--	20,161	--
Foreign exchange (gain) loss	(10,355)	26,596	6,179
Changes in operating assets and liabilities:
Accounts receivable	(97)	(581)	(1,042)
Prepaid expenses and other current assets	(217)	1,935	345
Other assets	341	(788)	(679)
Accounts payable	(1,090)	1,699	(158)
Payroll and other benefits payable	(46)	(168)	(718)
Accrued interest	6,111	5,588	4,861
Accrual for tax, labor and other contingencies	2,443	1,518	912
Accrued liabilities	(71)	(1,419)	1,800
Sale of operating loss carryforwards	--	--	212

Net cash provided by operating activities	1,185	2,576	962

Cash flows from investing activities
Purchase of property, plant and equipment	(1,150)	(576)	(2,274)
Net cash used in investing activities	(1,150)	(576)	(2,274)

Effect of exchange rate changes on cash and cash equivalents	864	(1,144)	(188)
Net change in cash and cash equivalents	899	856	(1,500)
Cash and cash equivalents at beginning of period	3,214	2,358	3,858

Cash and cash equivalents at end of period	$4,113	$3,214	$2,358

The accompanying notes are an integral part of the consolidated financial statements.

ITSA LTD. (SUCCESSOR TO TV FILME, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001
(In thousands of US dollars, unless otherwise indicated)

        1. Principal Operations

        Background

        On July 21, 2000, ITSA Ltd., a Cayman Islands company, became the successor to TV Filme, Inc., a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme, Inc. under Chapter 11 of the United States Bankruptcy Code. On March 18, 2002, the U.S. Bankruptcy Court for the District of Delaware closed the Chapter 11 bankruptcy case involving TV Filme, Inc. Unless otherwise indicated, ITSA Ltd., the successor company to TV Filme, Inc., and its subsidiaries will hereinafter be referred to as the “Company,” and TV Filme, Inc., the predecessor company to ITSA Ltd., will hereinafter be referred to as “TV Filme.”

        As of July 21, 2000, the Company adopted fresh-start reporting (see Note 3).

        Following financial difficulties in the years 1998 and 1999, TV Filme selected a financial advisor to assist in evaluating strategic alternatives for the restructuring of its long term debt, represented by the 12-7/8% Senior Notes due 2004 (the “TV Filme Senior Notes”). On August 13, 1999, TV Filme reached an agreement in principle with a committee representing holders of the TV Filme Senior Notes. On January 26, 2000, TV Filme filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, together with a pre-negotiated Plan of Reorganization and the Disclosure Statement relating to such Plan, with the U.S. Bankruptcy Court for the District of Delaware. The court approved the Disclosure Statement on March 1, 2000. Following approval of the Disclosure Statement, ballots respecting the Plan were circulated to those parties entitled to vote on the Plan, and the Plan was confirmed at a hearing by the court on April 10, 2000. Consummation of the Plan was completed on July 21, 2000, following approval of ANATEL (the Brazilian Telecommunications Agency) and the Central Bank of Brazil.

        In accordance with the terms of the Plan of Reorganization, the TV Filme Senior Note holders received a $25 million cash payment and their existing notes were converted into (i) secured notes in the aggregate principal amount of $35 million, due 2004, at an interest rate of 12% per annum (the “12% Senior Secured Notes”), and (ii) 80% of the new common equity of the reorganized company. Current management received 15% of the new common equity, and the existing common stockholders of TV Filme received 5% of the new common equity of the reorganized company. Shares granted to current management have been expensed in the financial statements of the successor based on the fair value at that date. They have been expensed in the period as there are no contractual requirements in connection with the issuance of these shares. TV Filme’s stock option plan and outstanding stock options under the plan were cancelled. ITSA Ltd. (the reorganized company) is a Cayman Islands holding company and is the successor issuer to TV Filme. The TV Filme Senior Notes were cancelled upon surrender. The 12% Senior Secured Notes were issued by ITSA-Intercontinental Telecommunicações Ltda., a wholly-owned subsidiary of the Company.

        Going Concern Issues Arising from Recurring Losses and Cash Flow Problems

        As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and has not been able to generate sufficient cash flows from operations to pay accrued interest on its 12% Senior Secured Notes that were due on December 20, 2002, June 20, 2003 and December 20, 2003. As of December 31, 2003 and 2002, the Company had working capital deficiencies of $55,263 and $50,549, respectively. As a result of its inability to pay the accrued interest on the 12% Senior Secured Notes that has been due since December 2002, the Company is in default under the indenture related to the 12% Senior Secured Notes. The holders of the 12% Senior Secured Notes may, at their option, give notice to the Company that amounts are immediately due and payable. Such notification has not yet been given to the Company. However, as a result of the default, $46,688 of the Company’s total long-term debt has been classified as a current liability in the accompanying Balance Sheet at December 31, 2003 and 2002.

        Operating losses are expected to continue in the future until such time as the Company is successful in securing a subscriber base capable of generating a significantly higher level of operating revenues. The Company has limited capital resources available to fund capital expenditures, to fund maturities of debt as they become due and to support its operations until such time the Company is able to generate significant levels of positive cash flow from operations. The Company continues to evaluate alternatives for obtaining the necessary capital to fund operations and any potential future growth. However, the Company has not been able to obtain this capital as a result of continuing financial and economic difficulties. The lack of sufficient capital resources has prevented the Company from launching any potential new service. The Company can give no assurance that it will be successful in achieving further expense reductions or otherwise addressing its negative stockholders’ equity and working capital deficiency or that its developmental efforts will result in additional service or product offerings. The failure of the Company to obtain additional financing and to achieve the other objectives described above would have a material adverse effect on the Company’s business, results of operations and financial condition, which may include the termination of the operations of the Company’s business.

        These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s management is concentrating its efforts to address the Company’s negative stockholders’ equity and working capital deficiency. The Company has initiated short-term actions to reduce selling, general and administrative expenses. In the near term, the Company intends to restructure its organization and downsize its work force, to renegotiate its supply contracts, and to create a Survey and Development Group to provide the Company with new services and products. However, there can be no assurance that the Company will be successful in achieving these objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

        Company Operations

        The Company develops, owns and operates broadband wireless telecommunications systems in markets in Brazil, offering video, high-speed Internet and data communications services. Through it subsidiaries, the Company has licenses in the cities of Brasília, Goiânia, Belém, Campina Grande, Caruaru, Porto Velho, Presidente Prudente, Bauru, Franca, Uberaba, Belo Horizonte and Vitória, covering over 3 million households and approximately 13 million people.

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

        2. Summary of Significant Accounting Policies

        a) Basis of Presentation

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America in U.S. dollars. Until December 31, 1997, amounts in Brazilian currency were remeasured into U.S. dollars in accordance with the methodology set forth in Statements of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation,” as it applies to entities operating in highly inflationary economies.

        Effective January 1, 1998, Brazil ceased to be a highly inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency of its Brazilian subsidiaries. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period.

Translation gain and losses are reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity (deficiency). Foreign currency transaction gains and losses are reported in income.

        b) Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        The Company’s operating subsidiaries included in the consolidated financial statements are:

	Ownership Interest as of December 31,
Owned Systems	2003	2002
TV Filme Serviços Ltda	100%	100%
TV Filme Brasilia Serviços de Telecomunicações Ltda	100%	100%
TV Filme Goiânia Serviços de Telecomunicações Ltda	100%	100%
ITSA Intercontinental Telecomunicações Ltda	100%	100%
TV Filme Sistemas Ltda	100%	100%
TV Filme Belém Serviços de Telecomunicações Ltda	100%	100%
Link Express Serviços e Telecomunicações Ltda	100%	100%

        c) Revenue Recognition

        Following is a description of each of the Company’s principal revenue streams:

        Subscription revenues

        The Company generates subscription revenues from pay television services under pre-paid programs. Under both programs, subscription revenues are recognized when the service is provided. Under the Company’s current policies for acceptance of new customers for pre-paid plans, a prospective customer must sign a service contract that stipulates pricing, service period and payment terms. In addition, each prospective customer must provide appropriate documentation, including income tax identification number (“CPF”) and identification card number (“RNE”). Without this documentation, the customer acceptance process cannot continue. Additionally, each prospective customer is subject to credit verification with credit bureaus in Brazil and verification of any history of disconnections with the Company. The Company believes that the recognition of subscription revenues when the service is provided is consistent with the criteria set forth in SAB 101 as follows:

o	persuasive evidence of an arrangement exists;

o	delivery has occurred or services have been rendered;

o	the Company's price to its customer is fixed or determinable; and

o	collectibility is reasonably assured.

        Installation fees

        Pursuant to paragraph 11 of SFAS 51, the Company defers installation fees, net of direct selling costs incurred, and recognizes revenues over a period of four years, representing the average life of subscribers.

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

        d) Allowance for Doubtful Accounts Receivable

        The allowance for doubtful accounts receivable is established in an amount that is considered sufficient to cover any probable losses on realization of the accounts receivable from the Company’s customers and the related provision is recorded in selling, general and administrative expenses. The Company’s accounting policy for establishing the allowance is consistent with the billing and collection process and historical experience. This allowance is established progressively as follows:

Overdue Bills	Collection Process	% Loss Provided For
1 to 30 days	Administrative collection; disconnect service after 7 days, with no further revenue recognition	5

31 to 60 days	Administrative collection; cancel contract after 60 days	50

Over 61 days	Administrative collection; cancel contract after 60 days	100

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

        h) Advertising Expense

        The Company expenses all advertising costs as they are incurred. Advertising expenses amounted to $87, $268 and $884 for the periods ended December 31, 2003, 2002 and 2001, respectively.

        i) Recoverability of Long-Lived Assets to be Held and Used in the Business

        The Company uses the provisions of SFAS No. 144 “Accounting for the Impairment of Disposal of Long-lived Assets” to evaluate the need to record impairment on its property, plant and equipment and licenses. The Company reviews the carrying value of its long-lived assets to be held and used, whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The carrying value of long-lived assets is considered impaired in cases where undiscounted expected future operating cash flows from such assets are less than their carrying value, and an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. The Company has performed a review of its long-lived assets and concluded that its ability to recover the carrying value of its long-lived assets was not impaired at December 31, 2003. This assessment was based upon projections of future operations that assumed certain levels of revenues, subscribers and gross margin percentages would be achieved. There is no assurance that the Company will be successful in achieving these levels of revenues, subscribers and gross margin percentages. If the Company is unable to achieve such projections of future operations, it could result in a significant impairment provision being recorded in future periods related to its investment in its long-lived assets.

        j) Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

        Until 2001, the excess value recorded in conjunction with fresh-start accounting was being amortized on a straight-line basis over a period of 10 years. Amortization expense for the five months and eleven days ended December 31, 2000 (Successor) and for the year ended December 31, 2001 was $1,352 and $2,099, respectively. Upon adoption of SFAS 142 on January 1, 2002, the Company, based on an independent valuation of the Company, recorded an impairment loss of $20,161, which was the carrying value of the excess reorganization value at December 31, 2001. The impairment loss of $20,161 was recognized as a cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations as of January 1, 2002. In addition, a valuation allowance for 100% of the related tax benefit of approximately $6,855 resulting from this impairment loss has been recognized due to the current uncertainty regarding the realization of this asset.

        k) Licenses

        Licenses are comprised of wireless and data communications licenses, which are amortized on a straight-line basis over the period of the license. Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $222, $290 and $115, respectively.

        Licenses were comprised of the following:

	Successor
	December 31, 2003	December 31, 2002
Licenses	$3,706	$3,190
Accumulated amortization	(836)	(617)

	$2,870	$2,573

        Estimated Amortization Expense:

For year ended 12/31/2004	$240
For year ended 12/31/2005	$240
For year ended 12/31/2006	$240
For year ended 12/31/2007	$220
For year ended 12/31/2008	$200

        l) Income Taxes

        The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rules applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, if it is more likely than not that deferred tax assets will not be realized.

        m) Earnings (Loss) Per Share

        Basic and diluted earnings (loss) per common share are computed by dividing the income or loss attributable to common stock, by the weighted average number of common stock shares outstanding during any period. For all periods presented, the Company had no common equivalents outstanding.

        n) Concentrations

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company requires no collateral for accounts receivable. Management believes the risk with respect to trade receivables is mitigated to some extent by the fact that the Company’s customer base is highly diversified. The Company has significant programming supplied by HBO Brasil. The Company has entered into contracts to secure this source of programming, with no obligation on the Company’s part.

        o) Recoverable Taxes

        The Company also records recoverable taxes, which are generally taxes withheld at the source and other prepaid taxes that are generally recovered by an offset to future taxes or a refund from the applicable governmental bodies. Recoverable taxes could arise from federal, state and municipal authorities.

        p) Comprehensive income (loss)

        Comprehensive income (loss) is recorded in accordance with SFAS No. 130, “Reporting Comprehensive Income,” and presented in the statement of changes in stockholders’ equity (deficiency). In the Company’s case, comprehensive income (loss) comprises the translation adjustments included in the cumulative translation adjustment component of stockholders’ equity (deficiency).

        q) Financial Instruments

        The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and debt. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

        u) Recent Accounting Pronouncements

        In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company’s financial statements.

        In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

o	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

o	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

o	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

        SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s financial statements.

        In November 2002, FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this statement did not have an impact on the Company’s financial statements.

        In January 2003, FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”) which provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtained a variable interest after that date. For variable interests in VIEs created before February 1, 2003, FIN 46 applied to public enterprises no later than the beginning of the first interim or annual period beginning after June 15, 2003.

        On October 9, 2003, FASB decided to defer the implementation date of FIN 46 to the fourth quarter instead of the third quarter. Pursuant to this deferral, public companies in the United States of America had to complete their evaluations of VIEs that existed prior to February 1, 2003, and the consolidation of those for which they are the primary beneficiary for financial statements issued for the first period ending after December 15, 2003. For calendar year companies, consolidation of previously existing VIEs was required in their December 31, 2003 financial statements. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003. In December 2003, FIN 46 was substantially revised and a new interpretation, FIN 46R, was issued. The key differences between FIN 46R and its predecessor FIN 46 include the following:

o	FIN 46R now scopes out many, but not all, businesses, as that term is defined in the Interpretation. A business, assuming it is scoped out of FIN 46R, should be consolidated with its accounting parent (if it has one) only when required by longstanding, conventional consolidation guidance, most notably Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”). Under FIN 46, any business potentially could have been a VIE (and, if so, subject to the Interpretation’s unique consolidation requirements) depending on the design of the business’ capital structure and other factors. Note that an entity whose primary activity is asset-backed financing or who acts as a single-lessee leasing entity cannot qualify for the scope exemption in FIN 46R, even if it would otherwise be a business. If such an entity is a VIE, it is covered by FIN 46R’s consolidation requirements.

o	FASB partially delayed FIN 46’s effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers, the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

        Based on an initial assessment of the provisions and requirements of FIN 46R, the Company believes that the implementation of this statement will not result in any impact to the Company’s consolidated financial statements.

        3. Accounts Receivable, net

        Accounts receivable, net are comprised of the following:

	December 31, 2003	December 31, 2002
Monthly fee	$293	$151
Installation fee	16	13
Advertising	58	53
Other	531	528
Allowance for doubtful accounts	(498)	(354)

	$400	$391

        4. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets are comprised of the following:

	December 31, 2003	December 31, 2002
Prepaid expenses	$34	$24
Advances to suppliers	50	43
Other current assets	12	18

	$96	$85

        5. Property, Plant and Equipment

        Property, plant and equipment are comprised of the following:

	December 31, 2003	December 31, 2002
Land	$283	$231
Building and leasehold improvements	345	104
Machinery and equipment	6,392	5,775
Furniture and fixtures	208	184
Installation costs	12,187	9,338

	19,415	15,632
Accumulated depreciation	(11,356)	(8,115)

	$8,059	$7,517

        Depreciation expense of $1,991 for the period ended December 31, 2003 and $2,689 for the period ended December 31, 2002 is recorded in the statement of operations.

        6. Accrued Liabilities and Taxes Payable

        Accrued liabilities and taxes payable are comprised of the following:

	December 31, 2003	December 31, 2002
Accrued Liabilities:
Prepaid customer	$536	$424
Other accrued liabilities	89	61

	625	485
Taxes Payable:
COFINS	$100	$88
PIS	19	71
IRRF	1	1
ICMS	441	501
ISS	1	1
Other taxes	191	15

	752	677

Total accrued liabilities and taxes payable	$1,377	$1,162

        7. 12% Senior Secured Notes

	December 31, 2003		December 31, 2002
	Short-term	Long-term	Short-term	Long-term
12 % Senior Notes due 2004	$ 46,688	--	$ 46,688	--
Accrued interest	9,103	--	2,966	--

	$ 55,791	--	$ 49,654	--

        The 12% Senior Secured Notes are U.S. dollar denominated and are due on December 20, 2004. Interest payments are due on June 20 and December 20 of each year until maturity. Interest was payable in kind at the Company’s option through its first four payment dates. The Company exercised this option through June 20, 2000. The 12% Senior Secured Notes are secured by all of the assets of the Company.

        Due to the Company’s financial constraints and limited capital resources, the Company failed to pay the total interest due of $9.1 million on December 20, 2002, June 20, 2003 and December 20, 2003 under its 12% Senior Secured Notes. Due to the financial condition of the Company, the Company is currently unable to pay the interest due under the 12% Senior Secured Notes and remains in default of its obligations under the related indenture. As a result, the holders of the 12% Senior Secured Notes, among other things, have the right to declare the Notes due and payable in full and to demand the immediate payment of the Notes. In addition, the trustee under the related indenture may pursue any available remedy by proceeding at law or in equity to collect any payment due on the Notes. Such actions may, among other things, result in the sale of the Company’s assets and the termination of the operations of the Company’s business. To date, the Company has not received any notification from the trustee regarding the intention of the noteholders to declare the notes due and payable in full and to demand the immediate payment of the Notes. However, as a result of the default and the right of the noteholders to demand immediate payment, the Company has reclassified the total amount of the long-term debt to current liabilities at December 31, 2002.

        8. Capital

        At December 31, 2003 and 2002, there were no funds available for dividends.

        9. Income Taxes

        Income taxes are provided based upon the tax laws and rates in Brazil. All income has been earned in Brazil and the Company is not subject to income tax in the Cayman Islands on income earned outside of Cayman Islands.

        The income taxes computed at Brazil’s statutory rate are reconciled to income tax expense.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Income taxes (benefit) at Brazilian
statutory rate (34%)	$601	$(18,827)
Other permanent differences including effect
of exchange variation on tax loss
carry-forward	(1,926)	11,584
Permanent difference in loss on disposal of
equipment	--	203
Permanent difference from write-off
of ERV	--	6,855
Equity in losses of affiliates	--	2,452
Increase (decrease) in valuation allowance	(2,517)	(2,267)

Tax expense	$10	$--

        The Company has not recognized any future income tax benefit for its net operating loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $67,993 at December 31, 2003. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period.

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate effect of temporary differences was as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets
Net operating loss carryforwards	$23,160	$17,063
Deferred installation fees	69	58
Other	(2,964)	5,728

	20,265	22,849
Valuation allowance	(19,906)	(22,423)

	359	426
Deferred tax liabilities
Fixed assets	(359)	(426)

Net deferred tax assets	$--	$--

        10. Tax and Labor Contingencies

        The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses based on the opinion of external legal counsel. The Company believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings, the Company has made judicial deposits, which will only be released upon a favorable judgment. Under Brazilian law, in certain litigation in which monetary claims are asserted against the Company, the Company is required to make certain deposits into an escrow account designated by the applicable court. The amount to be deposited is determined based on the nature and amount of the claim against the Company as well as other factors considered by the court. In the event of a judgment favorable to the Company, these escrowed funds will be returned to the Company. On the other hand, in the event of an unfavorable resolution of the legal claim, these deposits will be applied as a payment to the plaintiff in the litigation.

        Judicial Deposits are comprised of the following:

	December 31, 2003	December 31, 2002
Judicial deposits	$1,223	$1,316

	$1,223	$1,316

        The position of such provisions for tax, labor claims and other litigation are as follows:

	December 31, 2003	December 31, 2002
Tax contingencies	$6,856	$3,888
Other contingencies	1,505	840

	$8,361	$4,728

        Besides the matters described above, the Company is involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses or insurance protection with respect to such litigation. However, the Company can give no assurance that any losses resulting from such litigation, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial condition of the Company.

      11.  Commitments

        The Company leases, under operating leases, office space and vehicles, and has entered into various transmission tower rental agreements.

        Rent expense amounted to approximately $583, $841 and $1,291 for the years ended December 31, 2003, 2002 and 2001, respectively. A substantial number of these rental agreements are renewed on a continuous basis.

        Future minimum lease payments under noncancelable operating leases with initial term of one year or more consisted of the following at December 31, 2003:

2004	$356
2005	221
2006	70

    12.        Supplementary information

        Valuation and qualifying accounts and reserves were as follows:

	Allowance for Doubtful Accounts	Deferred Tax Valuation Allowance
Balance as of July 20, 2000	$708	$40,086
Provision for the period	1,123	(952)

	Allowance for Doubtful Accounts	Deferred Tax Valuation Allowance
Write-off	(402)	--
Foreign exchange effect	(622)	793

Balance as of December 31, 2000	807	39,927
Provision for the year	1,633	(8,956)
Write-off	(1,430)	--
Foreign exchange effect	(449)	(6,281)

Balance as of December 31, 2001	$561	$24,690
Provision for the year	662	6,209
Write-off	(597)	--
Foreign exchange effect	(272)	(8,476)

Balance as of December 31, 2002	$354	$22,423
Provision for the year	189	(4,443)

Write-off	(125)	--
Foreign exchange effect	80	1,926
Balance as of December 31, 2003	$498	$19,906

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

June 30, 2004	ITSA LTD. By: /s/ Hermano Studart Lins de Albuquerque ————————————————————— Hermano Studart Lins de Albuquerque Chief Executive Officer
By: /s/ Carlos Andre Studart Lins de Albuquerque ————————————————————— Carlos Andre Studart Lins de Albuquerque Acting Chief Financial Officer